
SPP
CPM

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson


03050900

2 May, 2003

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH, D.C.
207
SECTION

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3B *New Issue Announcement* dated 2 April 2003
- Company Announcement *Investor Ensures Funding for Further Development of Stuart Oil Shale Project* dated 14 April 2003
- Chairman's Address at 35th Annual General Meeting – 16 April 2003
- Managing Director's Address at 35th Annual General Meeting – 16 April 2003
- Letter to Australian Stock Exchange re results of AGM dated 16 April 2003
- Company Announcement *Sandefer Financing Package* dated 17 April 2003
- Explanatory Memorandum & Notice of Extraordinary General Meeting to be held 23 May 2003
- Letter to Shareholders to accompany Notice of EGM
- Proxy – EGM 23 May 2003
- Company Announcement *Ross Smith Energy Group Completes Positive Assessment of Stuart Project* dated 30 April 2003
- March 2003 Quarterly Report
- Appendix 5B *Mining Exploration Entity Quarterly Report* dated 30 April 2003

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

Encls

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,783
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 20/01/2003 for 2,664 Full participation from 18/03/2003 for 28,119
5	Issue price or consideration	These shares are issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM. CPM shareholders who previously elected to defer from converting to SPP shares are able to convert their holding into SPP shares at this same ratio. The SPP share price on the dates of conversion to SPP shares was $0.20 on 20/01/03 and $0.19 on 18/03/03
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are issued to CPM shareholders that have lodged a request to convert their CPM shareholding to SPP shares. These CPM shareholders had previously elected to defer converting their shareholding to SPP shares pursuant to a Scheme of Arrangement between SPP and CPM, as described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/01/2003 for 2,664 18/03/2003 for 28,119

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
406,285,573	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
27,575,998	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,824,385	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities **No New Class of Securites**

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: ..2 April 2003
(Director/Company secretary)

Print name: V H Kuss

== == == == ==

+ See chapter 19 for defined terms.



Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

14 April 2003

Company Announcement

INVESTOR ENSURES FUNDING FOR FURTHER DEVELOPMENT OF STUART OIL SHALE PROJECT

Southern Pacific Petroleum N.L. (SPP) has secured a funding package with the potential to provide up to A$51 million in new funds. These funds will be provided in three tranches through Sandefer Capital Partners (Sandefer), by issuing 5 year, zero coupon Secured Convertible Bonds convertible into SPP ordinary shares at A$0.12 per share.

SPP Chairman Campbell Anderson said, "The Board is pleased to announce that SPP has attracted funding from a major, active energy investor who has conducted extensive due diligence and shares our vision for developing the Company's extensive oil shale resources. We believe this funding package, which is subject to shareholder approvals, will meet the critical capital investment and working capital needs of the Stuart Oil Shale Project in 2003 and 2004 - both to expand Stage 1 production and to undertake the next phase of development work on Stage 2.

"The Board of Directors of SPP are unanimous in recommending this funding proposal, which will be put to shareholders for approval at an Extraordinary General Meeting, expected to be held in Brisbane in the latter part of May 2003."

Execution of formal documents is expected this week. The transaction will require Australian stock exchange approvals, as well as fulfilment of other legal formalities.

Sandefer, the manager of an A$850 million United States-based private energy investment fund focusing on direct investment in long-life energy assets, has committed to this funding plan following five months of comprehensive review and completion of due diligence on SPP in general and the Stuart Project in particular.

Jeff Sandefer, President of Sandefer Capital Partners, said, "SPP is an ideal investment. It's a logical union. Both companies are focused on developing significant world-class oil producing resources. We see SPP as an ideal long-term investment – it is a proven operator with a demonstrated technology to develop its huge oil shale resources."

"That is why we are also willing, if necessary, to consider leading the core financing for construction of the Stage 2 commercial facility, with or without the involvement of an industry joint venture partner."

Sandefer's decision to become involved in the Stuart development validates conclusions reached in independent, third-party assessments by a number of leading energy experts, including Worley, Purvin & Gertz and the Ross Smith Energy Group. Each confirms the merits of commercial development of Stuart based on the further development and utilisation of the Alberta Taciuk Processor (ATP) technology.

Stuart Stage 1 Capital Upgrade

The A$360 million Stuart Stage 1 technology demonstration facility near Gladstone, Queensland, currently producing between 2,500 and 3,000 barrels of oil products per stream day, has proven the ATP technology at industrial scale and the viability of producing oil from shale, paving the way towards commercial production of high-grade oil products from SPP's extensive 17 billion barrel resource base in Australia.

During 2002, the Stuart Stage 1 technology demonstration facility achieved progressively longer production runs, set records for monthly and annual oil production, and developed markets for its consistently high quality oil products. In addition, SPP continues to improve its position in regards to environmental regulatory standards and industry best practices and is developing, in conjunction with regulators, new standards of care with respect to emissions from the Stage 1 facility.

The proposed funding package will enable the completion of the Stage 1 capital improvement program that is targeted to achieve significantly increased production and cash flow in 2004 and 2005 and a stronger base from which to negotiate industry joint venture partnerships.

Developing Stuart Stage 2 for Investment

Increased production and cash flow from Stage 1 will strengthen SPP's financial position and provide a firm foundation on which to advance the proposed Stage 2 commercial facility. The financing can accommodate the next phase of development work on Stage 2 in concert with obtaining the necessary environmental and other regulatory approvals, which are well progressed.

While this financing provides funds for the Stage 1 upgrades and the next phase of Stage 2 development work, Sandefer also has the capacity to arrange funding for all or part of the A$600 million required for Stage 2, with or without an industry joint venture partner.

Shareholder Approvals

This funding package will require SPP shareholder approval, since it will involve significant changes in SPP's shareholdings. Sandefer will have the potential to move to an ownership position of 42% of the Company (after allowing for the potential future issue of 150 million shares to convert existing Convertible Notes and/or repay any existing debt).

In recognition of their level of investment in the Company, Sandefer will be entitled to appoint one Director to the Board of SPP while the Convertible Bonds are outstanding. Upon the exchange of any Convertible Bonds into SPP ordinary shares, Sandefer will be entitled to appoint Directors to the Board of SPP commensurate with its ownership of the Company.

Shareholders' support of the funding plan is vital to the progressive development of the Stuart project and the realisation of value from the Company's immense oil resource base.

The proposed funding package provides the opportunity to move forward with the development of a nationally significant industry, which should both realise the existing potential for shareholders and also secure a long-term sustainable source of oil for Australia.



Campbell Anderson
Chairman

For more information, please contact:
Rob Gibb
Phone: (07) 3237 6630
Mobile: 0417 607 707

SANDEFER CAPITAL PARTNERS, L.P.

INFORMATION SHEET

- **Who is Sandefer?**

  Sandefer Capital Partners, L.P. (Sandefer) is the manager of an A$850 million private equity fund, based in Austin, Texas and focused exclusively on the energy industry. Since its inception in 1998, Sandefer has realised an IRR of 54% to its investors. Sandefer has delivered such exceptional returns by following a patient, contrarian strategy of investing in quality out-of-favour assets with long producing lives.

- **Who are the people behind it?**

  Jeff Sandefer - Founder and President, has over twenty-five years of experience in the energy industry as an operator and investor. He has a solid track record of building successful energy companies, most notably Sandefer Offshore, an oil and gas company he founded in 1986. He has served as a director of Anadarko Petroleum, is Chairman of the Acton Institute and Vice-Chairman of the National Review Institute, and is a director of a number of other charitable and civic groups. He teaches Entrepreneurship at Rice University in Houston. Mr Sandefer has a degree in Petroleum Engineering from the University of Texas and an MBA from the Harvard Business School.

  George Lindahl III - Managing Director, joined Sandefer in 2002. Mr. Lindahl has over thirty-five years of experience in the oil and gas industry and has served as Vice Chairman of the Board at Anadarko Petroleum and CEO and Chairman at Union Pacific Resources (UPR). Mr. Lindahl has a degree in Geology from the University of Alabama, with graduate studies at Tulane and the Harvard Business School.

  In addition to Messrs. Sandefer and Lindahl, Sandefer enjoys the services of more than a dozen full time professionals and has established relationships with a full complement of leading financial and technical service providers throughout the United States.

- **Investor Profile**

  Sandefer attracts patient, knowledgeable investors who understand the cyclical nature of the energy industry. These investors, who include some of the largest institutions, charitable trusts and wealthy families in the United States, embrace Sandefer's long-term investment perspective and willingness to invest in out-of-favour energy assets with long-lived production streams.

- **What are its achievements?**

In addition to its 54% realised return on invested capital to date, Sandefer has invested in or committed to over A$300 million of equity to six new projects in 2002 and so far in 2003.

Sandefer invests in the development of long-life energy assets. Typical Sandefer investments are focused on producing oil and gas properties with the potential for significant follow-on development. Sandefer prefers engineering risks to geological risks and seeks proven management teams and entrepreneurs with specific technical expertise in a given area. Sandefer always invests alongside skilled entrepreneurs and proven operators and excels at structuring investments so as to align the interests of all parties.

Current Sandefer investments are in the areas of:

- Acquisition and development of conventional onshore oil and gas.
- Perpetual minerals and overriding royalty acquisitions
- Greenfield development of unconventional gas (coalbed methane and fractured shale)

- **Why is Sandefer interested in making this investment?**

Sandefer is attracted to the development of oil shales, coal bed methane, fractured shales and other unconventional hydrocarbon projects because of their potential to deliver large quantities of hydrocarbons for long periods of time.

SPP is especially attractive because its resource is so immense and its management team has shown the ability to overcome adversity and meet difficult operating goals.

Sandefer sees an investment in SPP as an ideal marriage between a patient, knowledgeable investor with an exceptionally long investment horizon and a proven operator seeking financial certainty to ensure development of its world-class oil producing resource.

- **What does Sandefer add to the Company?**

In each of its investments, Sandefer delivers not only access to capital, but outstanding business, financial, and technical expertise and access to established public and private energy capital markets. Specifically with respect to SPP, Sandefer is proposing to provide sufficient funds to complete the upgrade of the Stuart Stage 1 plant and to support the next phase of development work for Stuart Stage 2. In addition, Sandefer has the capacity to fund all or part of the A$600 million required for the Stage 2 facility, either with its existing partners or through a Stuart joint venture with third parties, thus reducing substantially any market uncertainty about SPP's capacity to achieve commercial development of Stuart.


SPP
CPM

35th ANNUAL GENERAL MEETING

Chairman's Address

Campbell Anderson
Chairman

Stamford Plaza, Brisbane
16 April 2003

SPP/CPM
35th Annual General Meeting
Stamford Plaza Hotel, Brisbane
16 April 2003

CHAIRMAN'S ADDRESS

Welcome to this, the 35th AGM of Southern Pacific Petroleum.

I would firstly like to introduce the Board of Directors to you. My name is Campbell Anderson and I am Chairman of the Company. At the far end of the stage is the Company's previous Technical Director, but now non-executive Director, Bruce Wright, and moving to his left are three of our other non-executive Directors, Brian Davidson, Nick Stump and Dee Parkinson-Marcoux who is again over from Canada to join us for the meeting. To Dee's left is our Managing Director, Jim McFarland, then our Executive Director, Vic Kuss, and beside Vic is Andrew Knox, who is here from our law firm, Allens Arthur Robinson, to keep us all on the legal straight and narrow.

We have an apology from Norton Belknap who, in light of continuous activity in recent days in the US, is in New York and therefore unable to join us.

One gaping hole in the Board lineup has been created by the untimely death of John Val Browning. Val, who was well known to many of you passed away a few weeks ago after a distressing, albeit mercifully short, illness. Val, who was in the very best sense of the expression a gentle-man, was always thoughtful and possessed great insight and judgment on challenging issues. His wise counsel is much missed by all Board members. I, unfortunately, had the pleasure of knowing Val for only a very short time, but he was deeply involved with the development of the Company with our Founder, Sir Ian McFarlane, for more than 33 years and I have asked Sir Ian to say a few words about Val and the contribution he has made to the Company. Sir Ian has agreed to do this and will do so at the end of this meeting.

Since we last met at the 2002 AGM, much has happened in, and to, the Company. We have successfully bedded down the merger with our now subsidiary company, Central Pacific Minerals. This has simplified both the operations and understanding of the Company.

At the time of the last meeting a major issue was the marketing problems we encountered after a Greenpeace campaign to stop local refiners taking our product. With the assistance of the Federal Government's willingness to extend the excise rebate to our naphtha production, whether or not it is sold into the domestic market, we overcame this problem. It is worth noting that, although the extension of the excise to export product was critical in breaking the impasse that we confronted, all of our naphtha has in fact been sold into the local market and it was pleasing to note that Mobil was able to switch our product to their Melbourne refinery following their recent closure at Adelaide.

Another major milestone was reached with the release in September of the Company's Greenhouse Gas Strategy. This strategy, which was independently reviewed by CSIRO and endorsed by the Federal Government, clearly showed the path whereby oil can be produced from shale in a commercial plant at a net greenhouse gas intensity 5% lower than that of average Australian produced oil. This approach incorporates the planting of a vast number of trees on a scale never previously undertaken and, because this would constitute permanent reforestation and not be planted for subsequent plantation harvesting, there is considerable discretion to locate the plantings where they are most needed to combat environmental degradation. These plantings, which are fully costed in the economics of a commercial oil from shale plant, should become a project of national significance in itself.

In saying that such an extensive tree planting program, in a country with large tracts of land being impacted by salination and erosion, should, in its own right, be a project of national significance in addition to the national importance of the oil from shale project itself.

With energy issues having been very much in the forefront of international economic consideration, the Federal Government is undertaking a major energy policy review and the potential reserves of more than 20 billion barrels of oil in the Queensland shale resources should play a major role in such a review.

This last year has also seen significant technical and operational advances at the Stuart Stage 1 plant and in his report Jim McFarland will shortly give you some details on these advances, together with comments on the progress of our application for approval of the Stuart Stage 2 Environmental Impact Study.

Until the last few days, our greatest difficulties lay in raising the necessary finance to fund our developments. We have for some time had an identified need for significant capital expenditure on the program to upgrade Stage 1 to the point where it is cash flow positive and we also require funding to progress the Stage 2 development.

During 2002 we were able to raise some $32 million through loan guarantee facilities provided by Val Browning and two other investors in the United Sates. However, shareholders will be aware that the rights issue at the end of the year in which we targeted a raising of in excess of $40 million secured only slightly in excess of $10 million. Since that outcome we have been having discussions with a number of potential investors which discussions led to the announcement earlier this week of the Sandefer financing package.

What I propose to do is to now hand over the podium to Jim McFarland who will report on the year's activities and bring us up to date on the Company's current operational and financial position, after which I will return to give more details on the Sandefer financing which will include showing a short video with comments from Jeff Sandefer.

oOo

Thank you Jim.

I would now like to make a few comments about the Sandefer financing package, after which we will move to the resolution to receive the Financial Statements during consideration of which there will be an opportunity for shareholders to ask questions on all the issues raised so far today.

As all will know, since Suncor's withdrawal from our joint venture two years ago, the Company has made major operational and technical advances at the Stuart plant, but raising the necessary capital to maintain this progress has been challenging. Notwithstanding general recognition of our advances – which have been confirmed by a number of independent and leading industry consultant reports – there has been a lingering concern – ever since Suncor's withdrawal – that there was some fatal flaw, some reason why oil could not be economically extracted from Queensland's shales in an environmentally responsible manner. All of our work has confirmed that there is no such fatal flaw, but investors have not been convinced.

So it was with great satisfaction that earlier this week we announced that the progress we have made and the great potential that oil shale development in Australia represents has been recognised by a highly regarded and well funded US investor group, experienced in the energy industry, and they have recognised this in a most tangible way.

Subject only to FIRB, our own shareholders' approval and other customary conditions, Sandefer affiliates have committed to invest US$20 million, or more relevantly A$34 million, with potential follow-on investment of a further A$17 million over the next two years.

It was only after more than 5 months of detailed technical, operational and other due diligence that Sandefer made this commitment and it is pleasing to note that after such an extensive review, they share both our confidence and our view of the strategic way forward for the Company.

The details of the financing with Sandefer were made available to you as you arrived at the meeting (and if you do not already have this there are copies available at the back of the room). I don't intend to go through the details line by line, but rather just touch upon what I believe are the main points.

Firstly, I should say that the $51 million should enable us to complete the full upgrading of our Stage 1 plant to bring it to design capacity and positive cash flow. It will also enable us to progress the Stage 2 development while we continue to seek appropriate joint venture partners for such a commercial development and indeed, the further developments to follow.

In this respect, the Sandefer involvement will not only give the Company the necessary financial stability to pursue such joint venturers, but the Sandefer group has the credibility and the relationships with a number of large US independent oil companies and energy financing groups who will be pursued with Sandefer's support. Furthermore, Sandefer's involvement should help us in negotiating any future financing as the group has expressed willingness to assist the company in arranging such financing as well as having a significant economic interest in its successful outcome.

Insofar as the details of this current financing are concerned, the Sandefer investments will be in five year Secured, but non- interest bearing, Convertible Bonds, convertible at Sandefer's option into SPP ordinary shares at 12 cents per share. The level of ownership available to Sandefer will depend upon the number of new shares the Company will need to issue to effect the redemption or conversion of our existing A$30 million issue of 2004 Convertible Notes, but on the assumption that 150 million shares (at an effective price of 20 cents per SPP share) are issued for the

Convertible Notes, Sandefer would be able to convert the A$51 million of bonds he will likely acquire into approximately 42% of the Company, not including any interest already held by affiliates of Sandefer.

In summary, although the Board would have wished that the pricing of this financing could more accurately reflect the underlying value of the Company, the reality is that the pricing of any such financing would be market related and it is our misfortune to be needing investment at this time when the financial markets in general and the SPP share price in particular are weak.

But what this financing does mean is that the Company now has the financial capacity to complete the work which has long been identified as necessary to upgrade performance and reliability of Stage 1 and progress Stage 2 of our oil from shale project.

We will now show a short video including some comments by Jeff Sandefer, the principal of Sandefer Capital Partners who have brought together the investors for this transaction.

[video]

Thank you and I would now ask a shareholder to move Resolution 1 "That we receive and consider the Financial Statements of the Company and the reports of the Directors and Auditors for the financial year ended 31 December 2002".


SPP
CPM

35th ANNUAL GENERAL MEETING

Notes for Remarks

James D. McFarland
Managing Director

Stamford Plaza, Brisbane
16 April 2003

MANAGING DIRECTOR'S ADDRESS

Thank you Mr Chairman and good morning ladies and gentlemen.

SLIDE #1 – STUART STAGE 1 PLANT

It's my pleasure to report to you on our operational and financial progress over the past year and our future prospects.

In our first full year as 100% operator and owner of the Stuart Project, 2002 was one of the most challenging years for the Company. We achieved a number of hard-won milestones in operational and environmental performance. Most importantly, we can now confidently declare that the ATP technology has been proven at industrial scale and is ready for commercial application.

It is clear to all who have examined our performance in detail, that we have progressed farther than any other aspiring producer of oil from shale. We are treading on new ground. Independent oil shale experts believe that we have at least a five-year lead on any potential competitors.

The progress we achieved in 2002 came at a price and required the injection of $42 million in new capital into the Company to fund net operating costs at Stuart and other necessary corporate expenditures.

To succeed in our vision of becoming the world leader in oil shale mining and production, we recognise that we need to decisively underpin the business with new support from industrial companies and the financial community. I can assure you that this is our top priority. We will be creative and flexible in taking best advantage of the huge resource base we control and the technology and know-how we have developed to attract this needed support.

Despite the enormous progress we have made, many people still question our credibility to get to commercial scale, judging by the price of our shares which are at levels not seen since the late 1980's.

Against this backdrop then, we are especially pleased to have attracted the attention of a sophisticated US based energy investor in the Sandefer Group who have offered to fund our business plan to advance to commercial development at Stuart. The Chairman will speak to you in detail about this financial opportunity following my operational and financial review.

<u>SLIDE #2 – 2002 ACCOMPLISHMENTS</u>

I would like to turn first to a brief overview of our key achievements in 2002.

In early 2002, the merger with Central Pacific Minerals was completed, with the previously associated company now being a controlled subsidiary. The merger has greatly simplified the analysis of the Company and has reduced administration costs.

Despite very difficult financial market conditions, we were successful in raising $42 million of new capital in 2002. This included $32 million in loan guarantee facilities in the first half of 2002 and $10 million from a rights offering and a private placement in the fourth quarter.

At Stuart we achieved marked improvements in safety and environmental performance.

The Stuart operation had no employee or contractor lost time injuries in 2002, although six medical treatment injuries were experienced. Our goal remains to prevent all injuries. We also had a blemish free record with respect to environmental violations or citations. During the year, the new Environment, Health and Safety Committee of the Board took an active role in reviewing systems and practices and monitoring performance.

In terms of operational performance, we achieved record-breaking oil production of 324,000 barrels, up 39% from 2001. As of today, we have surpassed the 720,000 barrel cumulative production milestone.

Oil product sales tripled in 2002 to 391,000 barrels which generated $20 million in revenue.

Turning to environmental performance, we have not wavered from our commitment to provide clean energy, in a way that is economically, socially and environmentally sustainable. This objective drives our program on Stage 1 and our planning for commercial development.

Throughout 2002, we demonstrated our ability to control plant air emissions to well below regulatory limits. Not satisfied with compliance only, we are continuing to search for feasible ways to achieve further improvements.

We continued to engage with our neighbours to resolve a range of community issues. The Stuart Facilitation Working Group has maintained its role in overseeing the completion of the Independent Health Study, which should be completed by mid 2003.

In recognition of the significant industrial growth underway in the Gladstone region, the State Government in December 2002 approved the Targinnie extension of the Gladstone State Development Area, adjacent to the Stuart Project. The government is currently negotiating the purchase of properties with owners who have indicated a desire to sell. For those who do not want to sell at this time, there is a provision to retain ownership for five years after which time the government may consider compulsory acquisition of the property.

While this move by the government has not been welcomed by all residents in the Targinnie area, it has removed a level of uncertainty with respect to the government's plan that has prevailed for some time.

In September 2002, we released an innovative plan that fully addresses concerns about greenhouse gas emissions. The plan was independently reviewed by CSIRO and endorsed by the Federal Government. It aims at insuring we achieve a net greenhouse gas intensity that is lower than conventional oil, based on a full fuel cycle analysis of oil produced from a large scale commercial plant.

Our greenhouse gas mitigation plan includes the co-development of renewable bioethanol production from woody biomass to capitalise on synergies with the process used to produce oil from shale. It will also involve the development of major tree plantations to sequester carbon as well as to enhance biodiversity and mitigate salinity of the land. The proprietary knowledge we have gained on carbon sequestration from our current plantation activities near Gladstone has been important in achieving a cost effective greenhouse gas mitigation plan. As a measure of this, we project carbon sequestration costs in central Queensland of approximately US$3.50/tonne of carbon dioxide which is about one-tenth to one-third of the range of benchmark costs widely discussed in international policy making.

In the past year, two independent assessments have confirmed the ground breaking progress achieved at the Stuart Project and the merits of commercial development utilising the ATP technology. Purvin & Gertz, a leading international firm of petroleum consultants and the Ross Smith Energy Group, a leading independent energy research firm in North America, both concluded that oil can be produced from shale in a commercial scale plant at a cost of less than US$9 per barrel. This cost includes both operating and capital costs, and at this level, is clearly competitive with full cycle conventional oil production costs. Both independent assessments also confirmed that the economics and environmental aspects of oil shale development compare favourably with the very successful Canadian oil sands industry, the best analogy for oil shale development.

SLIDE #3 – 2003 GOALS

Turning to our goals and priorities for 2003, our top priority is to attract new industry partners and strategic financial investors to underpin our growth plan.

The Sandefer Group, which is proposing a $51 million investment in SPP, is a sophisticated energy investor that has done its homework on SPP and the oil shale business opportunity. We believe their involvement as a strategic financial investor will improve our prospects in attracting an industrial partner. We will therefore be redoubling our efforts to attract joint venture partners, particularly in Asia where the most interest has been shown. We will also be pursuing a new group of US independent oil companies that we believe will see the Sandefer investment as a reason to stand up and take notice.

The level of funding proposed by Sandefer will enable us to progress the two major operational goals we have set for 2003.

The first is to initiate the Stage 1 capital improvement program which for the most part, has been in abeyance for the past year for lack of funding. The total cost of this program is estimated to be $25 million which we would plan to initiate in June and complete by the end of 2004. The objective of this program is to achieve an attractive economic return by increasing production and cash flow to levels that exceed break-even. The economics of the program benefit from the capture of the excise tax rebate, which is available through 2005 under current legislation. By upgrading Stage 1 we are able to showcase, to prospective joint venture partners, an operating facility that pays its way, and in the process, increase the know-how in our organisation that can be applied to commercial development.

The second operational goal at Stuart is to advance the next phase of the development work on the proposed Stage 2 commercial project. The total costs to complete the regulatory process, purchase surface land rights and carry-out the necessary engineering work to provide a definitive cost estimate are projected to be approximately $30 million. This investment will be staged contingent on our progress in improving Stage 1 performance and in achieving the necessary regulatory approvals on Stage 2.

SLIDE #4 – STUART STAGE 1 PRODUCTION

Turning to a more detailed description of results in 2002, total oil production for the year was 324,000 barrels. The single biggest factor contributing to the 39% increase in production in 2002 compared to 2001 was an increase in plant availability, or the percentage of the time the plant is producing oil, from 26% to 41%.

First quarter 2003 production totalled 111,000 barrels. During the quarter, we completed the longest production run to date of 56 days. This run began on 13 December 2002 and ended on 25 February 2003, producing 149,000 barrels of oil.

At the completion of the last production run on 25 February 2003, the plant entered a planned shutdown which was completed on 8 April.

The shutdown was six weeks in length and was designed to complete a number of planned improvements targeting increased plant reliability. In addition, increasingly comprehensive inspection and monitoring programs identified preventative maintenance requirements that were not scheduled when the shutdown began. The plant resumed production on 8 April and is currently producing 2,500 to 3,000 barrels of oil per day. Our target is to extend this current production run into late June.

The current outlook for 2003 annual production is 600,000 barrels. This has been reduced from the range of 650,000 – 700,000 barrels identified in the Annual Report in order to provide an allowance for additional shutdown time to implement the initial phases of the capital improvement program, assuming shareholder approval of the Sandefer financing proposal.

In summary, we made significant headway in improving Stage 1 production performance in 2002. However, we fully acknowledge that we fell short of our target to achieve operating cash flow breakeven. That was a major disappointment. As a result, available funds at the end of 2001 and new capital raised in 2002 needed to be directed primarily to funding net operating costs, thereby requiring the deferment of the capital improvement program. This in turn has delayed our ability to improve plant performance.

Since Suncor exited the project in April 2001, we have not had sufficient contingent resources to fund both a slower ramp-up in production as well as increased capital requirements to improve plant performance. That's why the current fundraising proposal is so important. It gives us the capacity to pursue the capital improvement program as a top priority.

Over the past four years, we have gained an unequalled wealth of knowledge and experience in producing oil from shale. Through that experience we have identified, with a high degree of certainty, the specific steps required to improve Stage 1 performance to levels that can achieve both project and corporate cash flow breakeven in 2004 and 2005, respectively.

Applying that experience to retrofits in Stage 1 will also pay big dividends in verifying an improved set of design standards and basic practices that will be incorporated in Stage 2.

SLIDE #5 – STUART STAGE 1 PERFORMANCE

There are a number of key operating measures that illustrate our progress in Stage 1.

Cumulative production surpassed 703,000 barrels at the end of the first quarter and as of today stands at approximately 720,000 barrels. The steep ramp-up in production has occurred since SPP took over operation of the Project in 2001.

We have increased the length of production runs from the very short length of one to five days in 1999 and 2000, up to 56 days in our last run.

Other plant performance parameters have been increasing to levels that are now approaching original plant design.

Shale processing rates have been tested up to 210 tonnes per hour, or 84% of the design rate of 250 tonnes per hour. We have not sustained these rates because high odour levels would be produced from the shale dryer. Replacement of the current rotary dryer with a high capacity, low odour, fluidised bed dryer will be a key element of the Stage 1 capital improvement program.

Associated oil production rates have been tested for several days as high as 3,000 barrels per day compared to the design rate of 4,500 barrels per stream day.

Plant oil yield, as a percent of the Modified Fischer Assay (MFA), which is a measure of the grade of the shale, has achieved levels of up to 82% compared to the design level of 92%.

Plant availability remains the biggest challenge, with a level of 41% being achieved in 2002 compared to the design target of 85%.

The capital improvement program on Stage 1 will target all of these key operating parameters, with the objective to achieve plant design levels by 2005.

SLIDE #6 – OIL PRODUCT MARKETS

Turning to oil product markets, we achieved a breakthrough in July 2002 with the signing of an exclusive, multi-year contract with Mobil Oil Australia for all of our ultra-low sulphur naphtha. The new naphtha contract complements sale arrangements that have been in place since 2001 for our light fuel oil production, all of which is being shipped to the Singapore fuel oil market.

In 2002 and early 2003, all of our naphtha was delivered to Mobil's Adelaide refinery (Pt. Stanvac). However, the last shipment in March was delivered to their Melbourne refinery (Altona). On 9 April, Mobil announced the closure of their Adelaide refinery due to poor refinery margins but were quick to advise that it will be "business as usual" for our naphtha shipments which will now be bound for Melbourne. There is some bonus associated with this change in the form of savings in shipping costs due to the shorter sailing time.

In 2002, oil sales totalled 391,000 barrels, yielding $20 million in revenues, at a blended plant gate price of A$51 per barrel, after all shipping costs and including the excise tax rebate.

In the first quarter of 2003, oil sales totalled 151,000 barrels which generated $11 million in revenue. The blended plant gate price of A$70 per barrel reflected strong world crude oil prices in the quarter.

SLIDE #7 – CORPORATE CASH FLOW

Quarterly corporate cash flow in 2002 fluctuated considerably, as a function of the timing of oil shipments.

For the full year 2002, net revenues from oil sales after all shipping and storage costs were $20 million. These costs included $4.5 million in one-time naphtha storage and handling costs that were required prior to the breakthrough naphtha contract with Mobil Oil Australia. Total costs in 2002 were $70 million, including $48 million in operating and capital costs on Stage 1. Other net corporate costs were $22 million including $3.7 million in interest costs and $3.7 million on Stage 2 regulatory and feasibility studies.

In the fourth quarter of 2002, discretionary Stage 2 expenditures and other corporate costs were reduced to a minimum and the organisation downsized to conserve cash for Stage 1 and the pursuit of joint venture partners and additional fundraising. This coincided with the completion of the critical regulatory work on the Stage 2 EIS process.

The total cash burn in 2002 was therefore $50 million.

In the first quarter of 2003, oil sales revenues were $11 million. Total costs were $17 million of which $14 million were operating costs at Stage 1 and $3 million were net corporate costs. Stage 1 operating costs were higher in the quarter due to increased maintenance and reliability costs aimed at achieving higher production through the remainder of the year.

Although operating cash flow breakeven has not yet been achieved on Stage 1, net cash outflow on Stage 1 was reduced to $3 million in the first quarter of 2003, a significant improvement over the average quarterly outflow of $7 million in 2002.

SLIDE #8 – CORPORATE CASH RESERVES

Turning to cash reserves, we started the year 2002 with $18 million in available funds.

Through the course of the year, we raised $42 million in new capital which together with other cash reserves, funded net costs of $50 million in the year. We ended the year with $10 million in cash reserves.

In the first quarter of 2003, our net costs were $6 million, which reduced available cash reserves to $4 million. On a proforma basis, available funds at the end of March 2003 were effectively increased to $9 million with the inclusion of $4 million in accounts receivable associated with oil sales and an additional $1 million from the projected proceeds of oil product inventories.

Subject to shareholder approval in May, the Sandefer financing proposal would provide up to $51 million in new funds of which $34 million would be available following the shareholder meeting.

This financing will fund Stage 1 upgrades and working capital requirements as a first priority. It will also enable a start on the next phase of development work on Stage 2 depending both on the progress of Stage 1 and the Stage 2 regulatory approval process.

The Stage 1 capital improvement program is projected to cost up to $25 million in 2003 and 2004. Stage 2 capital requirements for development work up to the point of financial close are estimated to be $30 million.

Recognising that additional capital will be required to complete all of the Stage 2 development work, efforts will be redoubled to attract industrial joint venture partners to participate in completing the development work on Stage 2 and in advancing the Stage 2 project to completion.

In summary, 2002 was a year of great challenge for the Company and continued strong progress at Stuart. The hard work and unwavering commitment of the entire SPP team enabled us to surmount obstacles that stymied many oil shale developers in the past. We have no illusions about the operational and financial challenges we have in front of us. However, we remain confident that these challenges can be overcome and we can unlock value from the extraordinary opportunities the Company has before it.

Thank you.

Southern Pacific Petroleum NL

Annual General Meeting

James D McFarland
Managing Director

16 April 2003

20[illegible] Accomplishments

- SPP/CPM merger
- A$42 million new capital raised
- Improved safety and environmental performance
- Record oil production of 324,000 bbls and sales of 391,000 bbls
- Plant air emissions below regulatory guidelines
- Greenhouse gas strategy released to public
- Positive independent reviews

2003 Goals

- Attract new industry partners and strategic financial investors
- Initiate Stuart Stage 1 upgrade program to achieve positive operating cash flow in 2004/2005
- Advance next phase of Stuart Stage 2 development work

16/04/03 3



Stuart Stage 1 Production
k bbls
Quarterly
200
150
100
50
0
110
45
133
36
111
1Q
2Q
3Q
4Q
1Q
2002
2003
k bbls
Annual
800
600
400
200
0
35
233
324
600
1Q
1999/
2000
2001
2002
2003
Estimate
16/04/03
4



Stuart Stage 1 Performance
Days
kbbls
70
60
50
40
30
20
10
0
700
600
500
400
300
200
100
0
Measures Achieved Potential
Shale rate (t/hr) 210 250
Oil rate (bpsd) 3,000 4,500
Oil yield (%MFA) 82 92
Plant availability (annual %) 41 85
2000
2001
2002
2003
Run Length
Cumulative Production
18/04/03
5



Oil ...oduct Markets
AUSTRALIA
LFO
ULSN
6

Sales	2002	1Q 2003
LFO (kbbls)	144	63
ULSN (kbbls)	247	88
Revenues (A$M)	20	11
Excise (A$M)	13	5
Plant gate price (A$/bbl)	51	70



Corporate Cash Flow
A$ million
30
20
10
0
-10
-20
-30
0.3
(1.0)
21
(0.5)
11
(16)
(18)
(22)
(14)
(17)
1Q
2Q
3Q
4Q
2002
1Q
2003
Stage 1 revenue
Stage 1 opex
Stage 1 capex
16/04/03
7



Corporate Cash Reserves
A$ million
70
60
50
40
30
20
10
0
External Funds
42
18
Cash
50
Net Costs
10
Cash
6
Net Costs
4 1
Cash
YE 2001
YE 2002
End 1Q 2003
Potential Additions
A$M
Sandefer funding (May 2003) 51
Unfunded capex (2003/4)
- Stage 1 upgrades 25
- Stage 2 regulatory 3
- Stage 2 engineering, land 27
16/04/03
1. Proforma cash A$9 million, including debtors (oil sales) and inventory.
8



Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
A.C.N. 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

16 April, 2003

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Southern Pacific Petroleum N.L.

In accordance with Listing Rule 3.13.2 please find detailed below the total number of proxies received in relation to the resolution and the result of the resolution:

1. To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditors for the financial year ended 31st December 2002

For:	74,245,206
Against:	525,167
Abstained:	3,033,440
Discretionary:	32,226,973

The resolution was passed unanimously on a show of hands.

2. That Bruce C Wright who retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election

For:	73,094,057
Against:	4,337,620
Abstained:	372,136
Discretionary:	32,226,973

The resolution was passed unanimously on a show of hands.

3. That Victor H Kuss who retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election

For:	73,039,720
Against:	4,361,717
Abstained:	372,376
Discretionary:	32,226,973

The resolution was passed unanimously on a show of hands.

4. That Brian Davidson who retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election

For:	73,813,439
Against:	3,597,998
Abstained:	372,376
Discretionary:	32,246,973

The resolution was passed unanimously on a show of hands.

5. That John Val Browning, being 77 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting

For:	73,338,505
Against:	3,938,093
Abstained:	401,119
Discretionary:	32,353,069

This resolution was withdrawn following Mr Browning's passing away.

6. That Norton Belknap, being 77 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting

For:	76,158,517
Against:	1,181,054
Abstained:	394,342
Discretionary:	32,296,873

The resolution was passed unanimously on a show of hands.

7. That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of 5,767,042 fully paid shares and 5,767,042 options to acquire fully paid ordinary shares, details of which are set out in Section 1 of the Explanatory Memorandum.

For:	73,190,729
Against:	4,282,918
Abstained:	296,035
Discretionary:	30,449,139

The resolution was passed on a show of hands.

8. That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of options to Mr Malcolm G Chace, details of which are set out in Section 2 of the Explanatory Memorandum.

For:	75,327,801
Against:	2,132,117
Abstained:	351,155
Discretionary:	30,439,399

The resolution was passed on a show of hands.



Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

17 April, 2003

Company Announcement

SANDEFER FINANCING PACKAGE

Southern Pacific Petroleum N.L. (SPP) is pleased to advise that the formal documentation for the funding package announced on 14 April 2003 has now been executed. Funding will be provided in up to three tranches by SCP Koala Partners, a partnership managed by an entity managed by an affiliate of Sandefer Capital Partners LP ("Sandefer"), through the issue of 5 year, zero coupon Secured Convertible Bonds convertible into SPP ordinary shares at A$0.12 per share. Investment advice in relation to the transaction was provided to SPP by COSCO Capital Management LLC.

Sandefer is the manager of and investment advisor to certain institutional and private investors with respect to energy markets. Sandefer currently manages and advises several United States-based private energy investment funds which focus on direct investment in long-life energy assets and which have investments (funded and committed to be funded) of approximately A$300 million. Institutional and other private investors for which Sandefer invests funds have indicated an interest in committing (but have no obligation to commit) up to an additional A$550 million to the private energy market, subject to Sandefer identifying attractive investment opportunities consistent with Sandefer's investment philosophy.

Once Stage 2 has advanced to the bankable feasibility point, Sandefer has indicated that it is willing, if requested, to consider leading SPP's efforts to finance the construction of the Stage 2 commercial facility. These efforts could involve either Sandefer's existing investors or other investors depending on the extent of the financial commitment being considered and the attractiveness of the investment opportunity to such investors. Any proposal will be subject to approval by the Company.

The transaction will require Australian Stock Exchange and Foreign Investment Review Board approvals, as well as fulfilment of other legal formalities. The Board of Directors of SPP are unanimous in recommending this funding proposal, which will be put to shareholders for approval at an Extraordinary General Meeting, expected to be held in Brisbane in the latter part of May 2003.

Attached is a revised Sandefer Financing Information Package reflecting the financial structure in the agreements.

James D McFarland
Managing Director

For more information, please contact:
Rob Gibb
Phone: (07) 3237 6630
Mobile: 0417 607 707



SANDEFER FINANCING PACKAGE

INFORMATION SHEET

OVERVIEW

As part of a worldwide search for strategic investors, SPP began discussions with Sandefer Capital Partners LP ("Sandefer") in late 2002. Following five months of technical due diligence on SPP's operations and prospects, Sandefer advised that certain funds advised by it were interested in considering a substantial financial investment in the Company.

SPP set as its goal a substantial financing package of at least A$50 million which provided for Stage 1 upgrades and general working capital, and a way forward for oil shale development with advancement of the next phase of Stage 2 development work at Stuart.

Investment & Pricing

Sandefer indicated that it was prepared to procure the provision of A$51 million of investment by SCP Koala Partners for these new capital programs (but not for repayment of existing debt) via a staged investment (3 Tranches) – in the form of 5 year, zero coupon secured Convertible Bonds at a conversion price of A$0.12 per share. SCP Koala Partners is managed and will act by SCP Koala DE LLC, of which an affiliate of Sandefer will be the managing director.

The transaction will require shareholder, Australian Stock Exchange and Foreign Investment Review Board approvals, as well as fulfillment of customary conditions.

Staged Tranches

Tranche 1 - Sandefer has agreed to procure the investment of A$34 million upon closing primarily to fund Stage 1 upgrades and general working capital.

Tranches 2 and 3 - To ensure that SPP has sufficient funds to complete the upgrading of Stage 1 and the next phase of development work on Stage 2, SPP will have the right for two years after the Tranche 1 investment, and subject to achieving certain agreed performance targets, to require SCP Koala Partners to invest an additional A$17 million in Convertible Bonds in two Tranches of A$8.5 million each. Alternatively, SCP Koala Partners will have the option to invest up to A$17 million in Convertible Bonds at any time within the two-year period. Either of these alternatives (or a combination of each) would take SCP Koala Partners' total investment to A$51 million.

9. That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of options to Mr Whittemore and the Whittemore Trust Entity, details of which are set out in Section 3 of the Explanatory Memorandum.

For:	75,295,053
Against:	2,231,905
Abstained:	344,115
Discretionary:	30,439,399

The resolution was passed on a show of hands.

10. That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of 985,509 Equity Participation Shares on 29 May 2002, details of which are set out in Section 4 of the Explanatory Memorandum.

For:	73,074,762
Against:	4,381,799
Abstained:	346,415
Discretionary:	30,446,559

The resolution was passed on a show of hands.

11. That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of 175,225 Equity Participation Shares on 22 November 2002, details of which are set out in Section 5 of the Explanatory Memorandum.

For:	72,793,558
Against:	4,634,134
Abstained:	347,021
Discretionary:	30,446,559

The resolution was passed unanimously on a show of hands.

12. That in accordance with ASX Listing Rule 7.1, the members of the Company authorize the Directors to issue up to 1,800,000 fully paid shares and 1,800,000 options to subscribe for fully paid ordinary shares on terms and conditions referred to as set out in Section 6 of the Explanatory Memorandum.

For:	73,126,716
Against:	4,335,606
Abstained:	312,121
Discretionary:	30,446,559

The resolution was passed on a show of hands.

13. That in accordance with ASX Listing Rule 7.1, the members of the Company authorise the Directors to issue Option C to Mr Malcolm Chace and/or his Associates on terms and conditions referred to as set out in Section 7 of the Explanatory Memorandum.

For:	75,271,[illegible]48
Against:	2,127,410
Abstained:	383,115
Discretionary:	30,439,399

The resolution was passed on a show of hands.

14. That in accordance with ASX Listing Rule 7.1, the members of the Company authorise the Directors to issue Option C to Mr Frederick B Whittemore and/or his Associates on terms and conditions referred to as set out in Section 8 of the Explanatory Memorandum.

For:	75,255,128
Against:	2,161,990
Abstained:	364,755
Discretionary:	30,439,399

The resolution was passed unanimously on a show of hands.

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL



V. H. Kuss
Secretary

Ownership

SCP Koala Partners' potential percentage shareholding in SPP will depend upon whether the options for Tranches 2 and 3 are exercised, whether SCP Koala Partners exercises conversion to SPP shares, and the extent to which existing Convertible Notes and/or Guarantee Facilities are redeemed for cash or converted into ordinary shares. On the assumption that the Tranche 2 and 3 options are exercised and the existing Convertible Notes are redeemed prior to their maturity in December 2004 in effective exchange for 150 million SPP shares, SCP Koala Partners would be able to convert its Convertible Bonds into an approximate 42% ownership of the Company, excluding an existing interest already owned by related entities. If no additional shares are issued by SPP, then SCP Koala Partners would be able to convert its Convertible Bonds into an approximate 49% (53% including existing related entity holdings) ownership of the Company.

In recognition of this significant new investment in the Company, it has been agreed that SCP Koala Partners would be entitled to appoint one Director to the Board of SPP while the Convertible Bonds are outstanding. When the Convertible Bonds are exchanged for ordinary SPP shares SCP Koala Partners will be entitled to appoint Directors to the Board of SPP commensurate with its ownership of the Company.

DETAILS

Secured Convertible Bonds ("Bonds") – $52 million face value for $51 million investment

To be issued in 3 Tranches:

Tranche 1: Secured Convertible Bonds with a face value of A$35 million to be issued at a discounted price of A$97,143 per A$100,000 Bond to raise a net $34 million. The discount reflects allowances for closing costs and legal fees. The Tranche 1 Bonds will be issued immediately following shareholder approval and satisfaction of necessary legal formalities.

Tranches 2 and 3: To ensure that SPP has sufficient funds to complete the upgrading of Stage 1 and the next phase of development work on Stage 2, SPP will have the right for two years after the Tranche 1 investment, and subject to achieving certain agreed performance targets, to require SCP Koala Partners to invest an additional A$17 million in Convertible Bonds in two Tranches of A$8.5 million each.

- Tranche 2 target: The Stage 1 plant is continuing to progress and the Stage 2 EIS is approved.
- Tranche 3 target: The Stage 1 plant has achieved sustainable breakeven operating cash flow and there are no material impediments to Stage 2.

Alternatively, SCP Koala Partners will have the option to invest up to A$17 million in Convertible Bonds at any time within the two-year period. Either of these alternatives (or a combination of each) would take SCP Koala Partners' total investment to A$51 million.

Anti-dilution

It is a condition of the bonds that new debt is not raised in order to redeem the existing Convertible Notes. Therefore, unless there is an injection of sufficient new funds, for example, as part of a future joint venture agreement, it will be necessary to effect such redemption through the issue of SPP ordinary shares.

If more than 150 million additional shares are issued for such redemption or conversion (or for repaying existing Guarantee Facilities), then SPP will increase the number of shares issued upon conversion of its Bonds is entitled in order to ensure that SCP Koala Partners' ownership level remains the same had only 150 million shares been issued for these purposes. It should be noted that the Company has not, as yet, made any decision nor any proposal with respect to this matter.

SCP Koala Partners Ownership Levels – Example

Should SCP Koala Partners take and convert all A$52 million of Bonds and assuming the issue of 150 million additional shares to redeem existing Convertible Notes, the following ownership structure would result:

	A$M	No of Shares	%
Tranche 1, 2 & 3 Bonds (face value)(1)	*52.0*	*433,333,160*	*42.11*(4)
Additional Shares(2)		150,000,000	14.58
Existing Shares(3)		445,806,949	43.32
Total		**1,029,140,109**	**100.00**

(1) Excluding existing Sandefer associated holdings 13,762,852 shares.
(2) Assumes the issue of 150 million SPP shares to repay monies owing to existing Convertible Note holders (or Guarantee Facility holders), which is the maximum which may occur without the Sandefer anti-dilution mechanisms being triggered if ordinary shares are issued in full or partial satisfaction of these amounts owed (see comment above).
(3) Includes all SPP fully paid, contributing shares and Equity Participation Shares (EPS) where the market price ($0.18) is greater than the unpaid amounts. Also assumes all deferred CPM securities have been exchanged for SPP securities whose market price ($0.18) is greater than unpaid accounts.
(4) Based on the current share capital of SPP and assuming no additional shares of any nature whatsoever are issued by SPP, then SCP Koala would be able to convert its Secured Convertible Bonds into an approximate 49.29% (53.25% including existing related entity holdings) ownership of SPP.

Additional Capital

If, after Tranche 1 and prior to 1 August 2005, SPP seeks to raise additional capital (e.g., to complete Stage 2 development) up to an aggregate limit of A$51 million (excluding the funds raised from Sandefer through the issue of Secured Convertible Bonds or the issue of securities to satisfy or raise funds to satisfy the Existing Notes and Guarantee Facilities), then SCP Koala Partners has the opportunity on terms no less favourable than those proposed for the capital raising to acquire shares or rights to acquire shares at the same price and terms of such offering. SCP Koala Partners' option to participate will be limited to the number of shares necessary to maintain its ownership level.

However, any capital raising beyond the A$51 million aggregate limit (excluding the funds raised from SCP Koala Partners through the issue of Secured Convertible Bonds or the issue of securities to satisfy or raise funds to satisfy the Existing Notes and Guarantee Facilities) during that period will require a Special Resolution of Shareholders (with a 75% majority required). This additional approval is to provide shareholders, and in particular SCP Koala Partners (should it decide to convert all or part of its Bonds into equity), the opportunity to decide on any significant capital raising in the next two years.

3 Year Hold on Trading

Other than if SPP is in default of this agreement or in a takeover situation, SCP Koala Partners will not sell, transfer, or otherwise dispose of its interest in any Secured Convertible Bond (other than by exercising the option to convert to SPP shares) or any SPP share issued on conversion of any Secured Convertible Bond for three years following the extraordinary general meeting that considers these matters.

17 April, 2003

EXPLANATORY MEMORANDUM & NOTICE OF EXTRAORDINARY GENERAL MEETING

Extraordinary General Meeting • 23 May 2003 at 10.00am • Marriott Hotel • 515 Queen Street Brisbane



Table of Contents

EXPLANATORY MEMORANDUM TO SHAREHOLDERS CONCERNING THE EXTRAORDINARY GENERAL MEETING

1. Overview of Proposed Transaction

"SPP has secured substantial funding that should not only bring Stuart Stage 1 to full production but also advance the next phase of work on Stuart Stage 2."

Southern Pacific Petroleum N.L. ("SPP") has arranged a funding package that has the potential to provide up to $51 million in new funds through the issue of Secured Convertible Bonds in three tranches through Sandefer Capital Partners, L.P. ("Sandefer LP").

As part of a world-wide search for potential new investors, SPP began discussions with Mr Sandefer in late 2002. Sandefer LP is the manager of and investment advisor to certain institutional and private investors with respect to the energy markets. Sandefer LP currently manages and advises several United States-based private energy investment funds which focus on direct investment in long-life energy assets and which have investments (funded and committed to be funded) of approximately $300 million. Institutional and other private investors for which Sandefer LP invests funds have indicated an interest in committing (but have no obligation to commit) up to an additional $550 million to the private energy market, subject to Sandefer LP identifying attractive investment opportunities consistent with Sandefer LP's investment philosophy.

It was recognised by SPP's Board that SPP would be best served with a substantial financing package which provided for Stuart Stage 1 upgrades and general working capital, and a way forward for oil shale development with the advancement of the next phase of development work on Stuart Stage 2.

Investment & Pricing

It was proposed that this level of investment be provided for these new capital programs (but not for repayment of Existing Debt) via a staged investment (3 Tranches) in the form of 5 year, zero coupon Secured Convertible Bonds being up to $51 million, at a conversion price of 12 cents per share subject to adjustment as set out in section 2.5(e) below.

Staged Tranches

A special purpose investment vehicle, SCP Koala DE LLC ("SCP Koala") which is managed by SCP Koala Manager LLC ("Koala Manager") as general manager (for further details see sections 2.1 and 2.7), has committed to invest an amount of $34 million in the first Tranche following SPP Shareholder and other necessary approvals which funds are to be applied to fund the Stage 1 upgrades and general working capital.

Tranche 2 gives SCP Koala until 1 August 2005 the option and (subject to SPP and SCP Koala obtaining independent verification that Stuart Stage 1 is progressing towards commercial viability and approval of the Stuart Stage 2 Environmental Impact Statement) the obligation at SPP's option, to invest in additional Secured Convertible Bonds in an amount up to $8.5 million. Tranche 3 gives SCP Koala until 1 August 2005 a similar right, and (subject to SPP and SCP Koala obtaining independent verification that Stuart Stage 1 has reached commercial viability and that satisfactory progress is being made as to Stuart Stage 2) the obligation at SPP's option, to invest in additional Secured Convertible Bonds for an additional amount of $8.5 million.

Ownership

The Secured Convertible Bonds will be issued to SCP Koala as trustee and manager for SCP Koala Partners (refer section 2.1).

SCP Koala's potential percentage shareholding in SPP will depend upon the quantum of new shares SPP may need to issue toward redemption or repayment of part or all of the (approximately) $59.2* million of Existing Debt. On the assumption that 150 million SPP Shares are issued toward redemption or repayment of Existing Debt at some point in the future but prior to conversion of the Secured Convertible Bonds, then SCP Koala would be able to convert its Secured Convertible Bonds into an approximate 42.11% (43.44% inclusive of the 13,762,852 shares referred to below) ownership of SPP. Based on the current share capital of SPP and assuming no additional shares of any nature whatsoever are issued by SPP, then SCP Koala would be able to convert its Secured Convertible Bonds into an approximate 51.61% (53.25% inclusive of the 13,762,852 shares referred to below) ownership of SPP (which is the maximum interest SCP Koala would obtain). In addition to the SPP Shares that could be issued on conversion of the Secured Convertible Bonds, 13,762,852 shares are already held or are to be held by an entity related to Koala Investment Partners.

In recognition of this significant new investment in SPP, it has been agreed that as long as SCP Koala is not in default SCP Koala would, so long as it holds at least 100 Secured Convertible Bonds (representing an aggregate face value of at least $10,000,000), be entitled to nominate one person of good repute and standing (and who, in the reasonable opinion of SPP, does not have a material commercial interest likely to be in competition with SPP) for appointment to the Board of SPP. Upon conversion of SCP Koala's Secured Convertible Bonds to SPP Shares, SPP has undertaken to procure SCP Koala representation on the SPP Board, commensurate with its then shareholding in SPP. This does not derogate from the SPP Shareholders' rights as to directors under the constitution or the Corporation Act.

If in the period to 1 August 2005, SPP seeks to raise additional capital by the issue of further shares or securities convertible into shares, SPP has agreed that SCP Koala will be provided with an opportunity on terms no less favourable to SCP Koala than those offered to those participating in the capital raising to acquire shares or rights to acquire shares sufficient to enable SCP Koala to maintain its percentage equity interest in SPP (arising from the Secured Convertible Bonds then held by SCP Koala or capable of being issued to SCP Koala under the terms of the Bond Issue were all converted) up to an aggregate of $51 million. However, any capital raising beyond $102 million (inclusive of funds raised from the Bond Issue but excluding funds raised as set out in Section 3.2(a)-(f) below) will require a special resolution of shareholders (with a 75% majority required).

The following parts of this Explanatory Memorandum set out the resolutions which require your approval to enable this investment proposal to be implemented together with detailed information regarding the proposal.

2. RESOLUTION 1 – Approval of issue of options and shares

2.1 Introduction and Summary of Transaction

Subject to Shareholders approving Resolutions 1, 2 and 3 and various other approvals discussed below, funding is to be obtained through Stuart Energy (Nominees) Pty Ltd (an SPP Subsidiary) issuing 3 Tranches of zero coupon transferable Secured Convertible Bonds (convertible into SPP Shares) subscribed for by SCP Koala, as trustee and manager for SCP Koala Partners which is a general partnership domiciled in the Cayman Islands comprising of Koala Investment Partners, SCP Koala Holdings ("SCP Koala

* Assumes exchange rate of US$/A$ of 0.5999

Holdings") and Jeff D. Sandefer as trustee for the SCP Koala Trust. The Secured Convertible Bonds are to be held by SCP Koala which is a limited liability company domiciled in Delaware and wholly owned by Mr Ian McKinnon who is a U.S. manager of portfolio securities. The day-to-day management of SCP Koala is to be undertaken by Mr Sandefer as Managing Director of Koala Manager (which is owned and controlled by Jeff Sandefer) as general manager for SCP Koala. SCP Koala will be responsible for the management of the investment and will assume the rights and obligations under the transaction documentation for and on behalf of SCP Koala Partners. It is intended that any shares issued on conversion of the Secured Convertible Bonds will be held by SCP Koala as trustee and manager for SCP Koala Partners.

A diagrammatic representation of the investment structure is set out in section 2.7(b) below.

Secured Convertible Bonds will have a 5 year maturity date and will be convertible at the option of the Bondholder to a number of SPP Shares at a conversion price of 12 cents per share subject to section 2.5(e). The Secured Convertible Bonds are also subject to, under certain conditions, accelerated conversion (see section 2.5). SPP and various of its Subsidiaries will grant security in favour of the Security Trustee on behalf of the holders of Secured Convertible Bonds to secure repayment of the Bonds (see section 2.3 "Security Arrangements").

The issue of Secured Convertible Bonds will, if approved, secure an initial minimum level of funding of $34 million with the possibility of a further $17 million of funding before the end of 2005.

Funds to be provided under the Bond Issue will be utilised towards completing the Stuart Stage 1 Reliability and Capacity Capital Program, General Working Capital and then, based on the availability of funds, the next phase of development work on Stuart Stage 2.

An Independent Expert's Report has been prepared by KPMG Corporate Finance and accompanies and forms part of this Explanatory Memorandum (see Annexure A).

The Independent Expert's Report comments on whether the transaction which is the subject of Resolution 1 is fair and reasonable to the non-associated Shareholders (ie., all shareholders other than SCP Koala and its Associates).

Shareholders should note that KPMG Corporate Finance has concluded that the proposal, which is the subject of Resolution 1, is fair and reasonable to the non-associated Shareholders of SPP.

The Directors of SPP recommend that Shareholders read this Explanatory Memorandum and the Independent Expert's Report in full before making any decision in relation to Resolution 1.

The Directors of SPP unanimously recommend that the Shareholders vote in favour of Resolution 1 and intend to vote their own shares in favour of the resolution.

2.2 Summary of Terms of Bond Issue

Secured Convertible Bonds will have a term of 5 years and will not bear interest.

SPP will grant to each Bondholder the option to convert each Secured Convertible Bond into SPP Shares. Conversion of a Secured Convertible Bond satisfies the Bond Issuer's debt obligation with respect to the Secured Convertible Bond.

Secured Convertible Bonds may be issued in 3 Tranches as follows:

- *Tranche 1 — Secured Convertible Bonds with a face value of $35 million to be* issued at a discounted sale price of $97,143 per $100,000 Secured Convertible Bond to raise a net $34 million. The discount on the sale price allows for closing costs and legal fees. It is anticipated that the Tranche 1 Bonds will be issued immediately following the satisfaction of the conditions precedent including the obtaining of Shareholder Approvals, SPP having caused the necessary security to be granted, the obtaining of waivers from the Australian Stock Exchange, ministerial consent to the granting of some securities, the obtaining of consent by SCP Koala under the *Foreign Acquisitions and Takeovers Act*, consents necessary under SPP agreements to grant the securities, the obtaining of opinions as required by SCP Koala and other approvals but in any event no later than 31 December 2003.

- Tranche 2 – Once the Stuart Stage 2 Environmental Impact Statement is approved and there is independent verification that Stuart Stage 1 is progressing towards commercial viability defined as sustainable breakeven operating cashflow, SPP can call up to $8.5 million in funding by requiring SCP Koala to subscribe for Secured Convertible Bonds, issued at face value. This funding may enable further Stuart Stage 1 work to be completed and initial items for Stuart Stage 2 to be progressed. Similarly, SCP Koala may call for the same number of Secured Convertible Bonds at any time after the Tranche 1 issue but no later than 31 December 2005. The conditions precedent to this Tranche include the issue of the Tranche 1 Bonds and the obtaining of consent under the Rundle Joint Venture to the necessary security to be granted over the interest of SPP and its Subsidiaries in that joint venture.

- Tranche 3 – At SPP's election it can call up to a further $8.5 million in funding by requiring SCP Koala to subscribe for Secured Convertible Bonds, issued at face value, conditional upon independent verification that Stuart Stage 1 has achieved commercial viability defined as sustainable breakeven operating cashflow and that satisfactory progress is being made as to Stuart Stage 2 (including approval of the Stuart Stage 2 Environmental Impact Statement). Similarly, SCP Koala may call for the same number of Secured Convertible Bonds at any time after the Tranche 1 issue but no later than 31 December 2005. The conditions precedent to this Tranche include the issue of the Tranche 1 Bonds and the obtaining of consent under the Rundle Joint Venture to the necessary security to be granted over the interest of SPP and its Subsidiaries in that joint venture.

Further details of the 3 Tranches are set out in the following table.

TABLE 1

	Tranche 1	Tranche 2	Tranche 3
Bond Issuer	Stuart Energy (Nominees) Pty Ltd (ACN 078 244 629)		
Funds Raised	$34 million	$8.5 million	$8.5 million
Bonds Face Value	$35 million	$8.5 million	$8.5 million
Use of funds obtained from all 3 tranches (see also section 2.9 below)	• Stuart Stage 1 Reliability and Capacity Capital Program • General Working Capital • Stuart Stage 2 next phase of development programs		
Coupon / Discount on issue	0% Coupon / No discount on issue (Secured Convertible Bonds issued at face value of $100,000) except for Tranche 1 as described in section 2.2.		
Maturity	5 years from issue of the Secured Convertible Bond		
Conversion Number	Each Secured Convertible Bond may be converted into 833,333 SPP Shares (ie., $100,000/$0.12) Note, the Conversion Number may be subject to adjustment (see section 2.3 (anti-dilution) and section 2.5 (Information required by the Listing Rules) below) Partial conversions are permitted.		
Security for Bonds	The SPP Group Assets will stand as security for each Tranche of Secured Convertible Bonds pari passu with each other Tranche of Secured Convertible Bonds.		

2.3 Other material terms and conditions of the Bond Issue

- (**3 year hold**) Until the agreement is terminated or upon an event of default by SPP, the Bond Issuer or any of the Security Providers, or the Security Trustee has declared the face amount outstanding as to all Bonds due and payable or an event of default occurs in relation to the Bond Issuer or SPP which has a material adverse effect in respect of which the Security Trustee has given notice, or SPP is the subject of a proposal for a takeover, merger or scheme of arrangement, SCP Koala undertakes to SPP and the Bond Issuer that it will not, without written consent of SPP and the Bond Issuer, sell, transfer or otherwise dispose of its interest in any Secured Convertible Bond (other than by exercising the Conversion Option) or any SPP Share issued on conversion of any Secured Convertible Bond, before the third anniversary of the extraordinary general meeting of SPP Shareholders to which this Explanatory Memorandum relates other than to SCP

Koala's Related Entities who shall remain bound by the undertaking for the remainder of the period (In connection with this condition see Resolution 3).

- **(Anti-dilution)** If SPP issues more than 150 million SPP Shares as a result of the conversion of any Existing Convertible Notes and/or for the purposes of repaying any of the Existing Debt, the Conversion Number used on subsequent conversions of Secured Convertible Bonds by SCP Koala (but not other Bondholders) is adjusted in order that SCP Koala maintains the same ownership percentage interest it would have if only 150 million SPP Shares had been issued (had SCP Koala converted all of its then held Secured Convertible Bonds).
- **(SCP Koala Match)** If in the period to 1 August 2005, SPP seeks to raise additional capital by the issue of further shares or securities convertible into shares, SPP has agreed that SCP Koala will be provided with an opportunity on terms no less favourable to SCP Koala than those offered to those participating in the capital raising to acquire shares or rights to acquire shares sufficient to enable SCP Koala to maintain its percentage equity interest in SPP (arising from the Secured Convertible Bonds then held by SCP Koala or capable of being issued to SCP Koala under the terms of the Bond Issue were all converted) up to an aggregate of $51 million. However, any capital raising beyond $102 million (inclusive of funds raised from the Bond Issue but excluding funds raised as set out in Section 3.2(a)-(f) below) will require a special resolution of shareholders (with a 75% majority required).
- **(Board representation)** SCP Koala, whilst it holds at least 100 Secured Convertible Bonds, may nominate one person of good repute and standing (and who in the reasonable opinion of SPP does not have a material commercial interest likely to be in competition with SPP) for appointment to the Board of Directors of SPP. On conversion of any of SCP Koala's Secured Convertible Bonds to equity, SPP will undertake to procure SCP Koala proportional representation on the Board of SPP, proportional to its then shareholding in SPP.
- **(Termination fee)** If all relevant approvals and conditions are satisfied but the Bond Issuer does not request SCP Koala to purchase the Tranche 1 Bonds or if all approvals and conditions relevant to SCP Koala are not obtained and SPP receives alternative financing before April 16, 2004, SPP will pay SCP Koala a termination fee of $900,000 and all reasonable expenses (out of the proceeds of that financing).
- **(Restrictions as to Existing Convertible Notes)** SPP will not, without consent of the Majority Holder, raise new debt for the purposes of repaying Existing Convertible Notes nor agree to an extension of their maturity date.
- **(Negative Pledge)** Security may not be granted over SPP Group Assets ranking equally or in priority to the Secured Convertible Bonds, without consent of the Majority Holder, except:

  (a) any security interest contemplated by the Rundle Joint Venture;

  (b) any security interest ranking after the securities in favour of SCP Koala when the aggregate face value outstanding under the Bonds on issue does not exceed $10 million;

  (c) any security interest given to certain venturers in respect of the Stuart Project;

  (d) any lien arising by operation of law, in favour of any governmental agency;

  (e) any margin, deposit under a foreign exchange or interest rate hedging arrangement;

  (f) an agreement with respect to a title retention arrangement.
- **(Disposals of assets)** Material SPP Group Assets may not be disposed (except in limited cases).

  The main exceptions are:

  (a) the entry into a joint venture with certain venturers in respect of the Stuart Project;

(b) disposals in exchange for similar assets;

(c) a factoring arrangement up to A$10 million in aggregate;

(d) production sold on an arm's length basis;

(e) disposals up to a value of $250,000 for each transaction or in aggregate $1,000,000 in any calendar year.

- **(Stuart Project Joint Venture)** The Bondholders' security (without any reduction of debt) will be released to the extent necessary to enable a sale of an interest (up to 49.9%) in the Stuart Project to a joint venture partner on certain specified terms provided that the joint venture is with certain venturers, otherwise any joint venture will be subject to the Bondholders' security.

- **(Dividends)** SPP may not declare or pay any dividend or make a distribution of assets or effect a share issue in lieu of a dividend if SPP is in default as to the Bond Issue (e.g. where any person is enforcing a Security against any of the Security Providers) or if any amount outstanding on any Bond has become due and payable and remains unpaid.

- **(Security Arrangements)** Before Secured Convertible Bonds may be issued, security is to be granted over SPP Group Assets. That security will be held by a Security Trustee who will hold the security for the benefit of the Bondholders. SPP and the Security Providers will guarantee the repayment of the Secured Convertible Bonds. The Bondholders will be secured creditors initially to a maximum of $40 million, and thereafter they will be unsecured creditors. Where the Guarantee Facilities are extinguished, the security shall extend to the full amount owing under the Bonds. This security will be released (without any reduction of debt) to the extent necessary to permit a Stuart Project Joint Venture to be concluded (as described above).

  Before CPM or Central Pacific Minerals (Stuart) Pty Ltd provides any security, the approval of the CPM shareholders will be required. An extraordinary general meeting of the CPM shareholders has been called to follow the SPP meeting.

- **(FIRB approval)**

  SCP Koala must comply with (including obtain all approvals required under) the *Foreign Acquisitions and Takeovers Act*.

2.4 Why shareholder approval is required

(a) Corporations Act Section 611 item 7

Corporations Act Section 606 prohibits, subject to various specified exceptions, a person acquiring a relevant interest in issued voting shares in a company if, as a result of the acquisition, that person's or someone else's voting power in the company increases:

(i) from less than 20% to more than 20%; or

(ii) from a starting point that is above 20% and below 90%.

The voting power of a person in a company is determined under section 610 of the Corporations Act. The calculation of a person's voting power in a company involves determining the voting shares in the company in which the person and the person's associates have a relevant interest.

A person has a relevant interest in securities if they:

(i) are the holder of the securities; or

(ii) have the power to exercise, or control the exercise of, a right to vote attached to securities; or

(iii) have the power to dispose of, or control the exercise of a power to dispose of, the securities.

Section 611 item 7 provides an exception to the prohibition in section 606, in circumstances where the shareholders of the company approve an acquisition of shares by virtue of any allotment or acquisition at a meeting at which no votes are cast by parties involved in the proposed acquisition, including their associates.

SPP Shareholder approval is being sought pursuant to section 611, item 7 for the allotment of shares on conversion of the Secured Convertible Bonds because if the Conversion Option is exercised in respect of the Secured Convertible Bonds issued and allotted under Tranche 1, 2 and 3 then SCP Koala will acquire more than 20% of the voting power in SPP.

Section 611 item 7 approval is also being sought for the following entities (to the extent that they require approval):

1. SCP Koala (associates being Koala Manager, SCP Koala Partners, Mr McKinnon and Mr Sandefer);
2. Mr McKinnon (associates being SCP Koala);
3. SCP Koala Partners (associates being Koala Investment Partners, Mr Sandefer, SCP Koala Holdings and SCP Koala);
4. SCP Koala Trust (associates being SCP Koala Partners, Koala Investment Partners, SCP Koala Holdings, Sandefer LP, Koala Manager and Mr Sandefer);
5. SCP Koala Holdings (associates being SCP Koala Partners, Koala Investment Partners, SCP Koala Holdings, Sandefer LP, Koala Manager and Mr Sandefer);
6. Sandefer Group being Sandefer LP and its wholly owned subsidiaries and Mr Sandefer (associates being SCP Koala Partners, Koala Investment Partners, SCP Koala Trust, and SCP Koala Holdings and Koala Manager); and
7. Such other persons (being Associates of any of the persons identified in any of 1-6 above inclusive) that may acquire a relevant interest as a result of the issue and allotment of the shares on conversion of the Secured Convertible Bonds (or any one or more of them).

Approval is also being sought for the acquisition of more than 20% of the voting power in SPP by (to the extent that they require approval) SPP and the Bond Issuer and any of their subsidiaries.

(b) Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity security, or other securities with rights of conversion to equity securities (such as options), if the number of those equity securities exceeds 15% of the number of securities in the same class on issue at the commencement of the 12 month period prior to the date of issue. An issue of equity securities made with the prior approval of shareholders is not subject to this restriction. Further, any such equity securities issued with prior shareholder approval are not counted towards the 15% limit when considering future issues of equity securities.

Accordingly, SPP Shareholder approval is sought for the purposes of Listing Rule 7.1 in order that SPP may issue Shares on conversion of the Secured Convertible Bonds notwithstanding those issues may be more than 15% of the number of SPP Shares on issue at that time.

2.5 Information required by the Listing Rules

The particular basis on which a Secured Convertible Bond may, at the option of the Bondholder, be converted into SPP Shares is set out below.

(a) *Maximum number of securities SPP is to issue or the formula for calculating the number of securities SPP is to issue:*

Each Secured Convertible Bond may be converted into 833,333 SPP Shares or as adjusted as set out below.

As the maximum number of Secured Convertible Bonds which may be issued to SCP Koala is 520, the maximum number of SPP Shares which may be issued to SCP Koala is 433,333,160, subject to any restructuring and the anti dilution right discussed in section 2.3.

Separate to shares issued on conversion, note that shares may be acquired by SCP Koala as a result of the SCP Koala Match (see 2.3 above).

(b) *The date by which the entity will issue the securities:*

The ASX has granted SPP a waiver of Listing Rule 7.3.2 to permit the grant of the Conversion Option in respect of the Tranche 2 and 3 Secured Convertible Bonds by no later than 1 August 2005 rather than as usually required by Listing Rule 7.3.2 within 3 months after the date of the meeting.

(c) *Issue price of the securities:*

Each Secured Convertible Bond is issued with a face value of $100,000. The issue price is $97,143 per Bond in the case of Tranche 1 and $100,000 per Bond in the case of Tranches 2 and 3. There is no separate issue price for the Conversion Option. The benefit of the Conversion Option is held by each Bondholder whilst holding Secured Convertible Bonds.

(d) *Names of the initial allottees:*

SCP Koala acting as manager and trustee for and on behalf of SCP Koala Partners comprising Koala Investment Partners, SCP Koala Holdings and Jeff D. Sandefer as trustee for the SCP Koala Trust (further details are provided in Section 2.7).

(e) *Terms of the securities:*

The material terms of the Conversion Option are as follows:

- The conversion price is 12 cents per SPP Share adjusted by any reconstruction of capital (including any return of capital) of SPP and any bonus issues by SPP.
- The Conversion Option may be exercised by a Bondholder giving notice after issue of the Secured Convertible Bond and before the earlier of the Secured Convertible Bond maturing (being the date 5 years from the date of its issue) or the Secured Convertible Bond otherwise being satisfied in full.
- SCP Koala may be required by SPP to accept repayment or to accelerate conversion of its Secured Convertible Bonds that SCP Koala holds if SCP Koala is in material default. Further, if at any time after 1 August 2005, there is less than $17 million outstanding on all Secured Convertible Bonds then on issue or more than 60% of all Secured Convertible Bonds issued to that time have been converted, SPP may require Bondholders to convert or be paid out unless SCP Koala holds more than 50% of the Bonds then outstanding, in which circumstances the above limits will be $5 million and 90% respectively.
- SPP Shares which are issued pursuant to the exercise of the Conversion Option will rank equally in all respects with existing SPP Shares from the date of issue of those SPP Shares.
- The Conversion Option is unlisted and is transferable only by transfer of the Secured Convertible Bond.
- Subject to the matching right discussed in section 2.3, the Conversion Option does not permit the Bondholder to participate in new issues of securities by SPP (except bonus issues of Shares or other securities) without exercising the relevant Conversion Option and then only to the extent that the Conversion Option has been exercised.
- Partial exercise of the Conversion Option is permitted.

(f) *Intended use of the funds raised:*

The funds raised through the issue of the Secured Convertible Bonds will be utilised as detailed in section 2.9.

(g) *Dates of allotment*

As noted in section 2.2, Secured Convertible Bonds will be issued in 3 Tranches. Tranche 1 will be issued no later than 31 December 2003 and Tranches 2 and 3 may be issued up to 31 December 2005.

(h) *Voting exclusion statement:*

The voting exclusion statement is set out at the end of the notice of meeting.

2.6 Current and Proposed Interests in SPP

(a) Capital Structure

SPP's existing capital structure is set out in Table 2. Also set out in Table 2 is SPP's proposed capital structure following shareholder approval which was given at SPP's 16 April 2003 Annual General Meeting to the previously announced issue of the following shares and options (which are unrelated to the currently proposed Bond Issue):

- the issue of up to 1,800,000 SPP Shares and 1,800,000 options to acquire SPP Shares to Mr Goldfrank III and/or his Associates;
- the issue of options:
  - (i) to Mr Chace which can be converted into 2,000,000 SPP Shares in consideration for the continued provision of a US$2.5 million unsecured guarantee facility; and
  - (ii) to Mr Whittemore and/or his associates which can be converted into 6,000,000 SPP Shares in consideration for the continued provision of a US$7.5 million unsecured guarantee facility.

Capital Structure[1] TABLE 2

	As at 4 March 2003	Prospective – upon approval at AGM 16 April 2003
Fully Paid Ordinary SPP Shares	406,254,790	408,054,790
Contributing shares paid to 40.616 cents[2]	246,304	246,304
Contributing shares paid to 10 cents[3]	2,562,747	2,562,747
Equity participation shares paid to 1 cent[4]	28,824,385	28,824,385
Equity participation shares paid to 0.375 cents[5]	22,906,002	22,906,002
Options expiring 19/11/2004 (exercise price of $0.55 each)	27,575,998	29,375,998
Options expiring 20/04/2006 (exercise price of $1.25 each)	12,500,000	12,500,000
Options expiring 20/04/2006 (exercise price of $1.2669 each)	12,331,656	12,331,656
Maximum number of shares underlying the guarantee facility options (assuming US$0.50 = $1.00)	26,907,932	34,907,932

[1] This table does not include any amount for SPP Shares which CPM shareholders, who have elected to defer exchange of their shareholding, would be entitled to on exchange. CPM shareholders who have elected to defer exchange of their shareholding have the right to convert each of their CPM shares into 2.664 equivalent SPP shares. Assuming CPM shareholders had exchanged their shares in CPM to SPP shares, SPP's capital structure would increase by:

- 28,626,196 fully paid ordinary shares;
- 1,976,688 contributing shares paid to 40.616 cents;
- 5,014,314 equity participation shares paid to 0.375 cents.

This table does not include any amount for SPP Shares into which the Existing Convertible Notes issued by SPP and CPM may be converted into SPP shares. Details of those Existing Convertible Notes issued on 1 December 1999 are as follows:

- SPP issued 4,550,000 unsecured convertible notes at an issue price of $3.30 per note. Those notes are convertible into SPP Shares at any time up to 1 December 2004 on the basis of one note for one ordinary share;
- CPM issued 1,920,000 unsecured convertible notes at an issue price of $7.80 per note. Those notes are convertible into SPP Shares at any time up to 1 December 2004 on the basis of one note for 2.664 SPP Shares.

[2] Outstanding amount to be paid per share is 9.384 cents. (Total outstanding is $23,113)
[3] Outstanding amount to be paid per share is 40 cents. (Total outstanding is $1,025,099)
[4] Various amounts to be paid per share (Total outstanding is $24,419,230)
[5] Various amounts to be paid per share (Total outstanding is $20,885,144)

(b) Voting Power

The tables below set out details of the maximum extent of the increase in the voting power in SPP of SCP Koala that would result from conversion of all Secured Convertible Bonds and each of the SCP Koala Partners comprising Koala Investment Partners, SCP Koala Holdings and Jeff D. Sandefer as trustee for the SCP Koala Trust, Mr McKinnon and their Associates in SPP that would result from conversion of Secured Convertible Bonds.

Table 3 presents in summary two sets of circumstances namely:

(i) no issue of additional shares; and

(ii) the issue of 150 million SPP Shares (e.g. on conversion of part or all of Existing Debt, exercise of existing options or otherwise),

based on an issued capital of 445,806,949 (as described below in note 4 to Table 3).

Table 4 has been prepared on the same basis but is based on the existing fully paid ordinary shares of 406,254,790 only.

SPP plus exchanged CPM shares TABLE 3

	Assuming 150 million Issued			No other Shares Issued	
	Funds Raised ($m)	No of Shares[1]	% Total	No of Shares[1]	% Total
Existing Shareholding prior to allotment		13,762,852	1.33	13,762,852	1.57
Convertible Bonds					
Tranche 1	34.0[2]	291,666,550		291,666,550	
Tranche 2	8.5	70,833,305		70,833,305	
Tranche 3	8.5	70,833,305		70,833,305	
Total Tranches	***51.0***	***433,333,160***	***42.11***	433,333,160	49.29
Total Shareholding on allotment		***447,096,012***	***43.44***	447,096,012	50.86
Additional Shares		150,000,000[3]	14.58		
Existing Non-associated Shares (diluted)		432,044,097	41.98	432,044,097	49.14
Total		**1,029,140,109**	**100.00**	**879,140,109**	100.00
Total Non-associated Shareholders[5]		582,044,097	56.56	432,044,097	49.14

The above percentages would change as follows if out-of-the-money converting shares, which have full voting rights, of 2,562,747 shares were also included:

	Assuming 150 million issued	No other shares issued
Total Tranches	42.0%	49.15%
Total Holding	43.34%	50.71%
Existing Non-associated Shares (diluted)	42.13%	49.29%

[1] It is assumed that SCP Koala only acquires additional SPP Shares by exercise of the Secured Convertible Bonds, ie., SCP Koala does not acquire any additional SPP Shares through trading on the ASX or any other issue of SPP Shares.

[2] Tranche 1 Bonds are issued at a price of $97,143 per $100,000 Secured Convertible Bond

[3] Assumes the issue of 150 million SPP shares for any reason (eg., on conversion of part or all of Existing Debt, exercise of existing options or otherwise)

[4] This number is calculated on the basis of:

• SPP fully paid ordinary shares	406,254,790
• SPP 40.616c contributing shares	246,304
• Deferred CPM shares are exchanged for SPP Shares	28,626,196
• All deferred CPM contributing shares are exchanged	1,976,688
• All vesting SPP and CPM equity participation shares with less than 18c to pay are fully paid	8,702,971
TOTAL	445,806,949

[5] Includes all Existing Shares and additional shares

Existing SPP fully paid ordinary shares only

TABLE 4

	Assuming 150 million Issued			No other Shares Issued	
	Funds Raised ($m)	No of Shares[1]	% Total	No of Shares[1]	% Total
Existing Shareholding prior to allotment		13,762,852	1.39	13,762,852	1.64
Convertible Bonds					
Tranche 1	34.0[2]	291,666,550		291,666,550	
Tranche 2	8.5	70,833,305		70,833,305	
Tranche 3	8.5	70,833,305		70,833,305	
Total Tranches	***51.0***	***433,333,160***	***43.78***	433,333,160	51.61
Total Shareholding on allotment		***447,096,012***	***45.18***	447,096,012	53.25
Additional Shares		150,000,000[3]	15.16		
Existing Non-associated Shares (diluted)		392,491,938	39.66	392,491,938	46.75
Total		**989,587,950**	**100.00**	**839,587,950**	**100.00**
Total Non-associated Shareholders[4]		542,491,938	54.82	392,491,938	46.75

[1] It is assumed that SCP Koala only acquires additional SPP Shares by exercise of the Secured Convertible Bonds, ie., SCP Koala does not acquire additional SPP Shares through trading on the ASX or any other issue of SPP Shares.

[2] Tranche 1 Bonds are issued at a price of $97,143 per $100,000 Secured Convertible Bond

[3] Assumes the issue of 150 million SPP shares for any reason (eg., on conversion of part or all of Existing Debt, exercise of existing options or otherwise)

[4] Includes all Existing Shares and additional shares

2.7 Who are Sandefer Capital Partners L.P. and SCP Koala Partners and who are their Associates

(a) Sandefer Group

Sandefer Capital Partners, L.P. is the manager and investment advisor (directly and through affiliated entities) of private equity funds focused on the energy industry. Sandefer LP currently manages and advises $300 million in investments. Sandefer LP has delivered exceptional returns to its investors by following a patient, contrarian strategy of investing in quality emerging assets with long producing lives. The firm is based in Austin, Texas.

Sandefer LP attracts patient, knowledgeable investors who understand the cyclical nature of the energy industry. These investors, who include some of the largest institutional investors, charitable entities and wealthy families in the United States, embrace Sandefer LP's long-term investment perspective and willingness to invest in emerging energy assets with long-lived production streams.

Sandefer LP has stated that over the last five years it has delivered a 54% realised return on invested capital.

Sandefer – managed funds invest in the development of long-life energy assets. Typical Sandefer LP investments are focused on producing oil and gas acreage with the potential for significant follow-on development. Sandefer LP prefers engineering risks to geological risks and seeks proven management teams and entrepreneurs with specific technical expertise in a given area. Sandefer LP invests along side skilled entrepreneurs and proven operators and excels at structuring investments so as to align the interests of all parties.

Current Sandefer LP investments are in the areas of:

- Acquisition and development of conventional onshore oil and gas.
- Perpetual minerals and override royalty acquisitions.
- Greenfield development of unconventional gas (coalbed methane and fractured shale).

The principals of Sandefer LP are Jeff Sandefer and George Lindahl III.

Jeff Sandefer has over twenty five years of experience in the energy industry as a operator and investor. He has a track record of building successful energy companies, most notably Sandefer Offshore, an oil and gas company that produced over US$500 million in profits in its first four years of operation. Mr Sandefer has a degree in Petroleum Engineering from the University of Texas and an MBA from the Harvard Business School. Mr Sandefer is a citizen of the United States.

George Lindahl III has over thirty five years of experience in the oil and gas industry and has served as Vice Chairman of the Board at Anadarko Petroleum and CEO and Chairman at Union Pacific Resources. Mr Lindahl has a degree in Geology from the University of Alabama, with graduate studies at Tulane and the Harvard Business School. Mr Lindahl III is a citizen of the United States.

(b) SCP Koala Partners

SCP Koala Partners is a Cayman Islands partnership that has been established for investment purposes and whose partners comprise:

(a) Koala Investment Partners;
(b) SCP Koala Holdings; and
(c) Jeff D. Sandefer as trustee for the SCP Koala Trust.

Diagrammatic Representation of Special Purpose Investment Structure



SCP Koala DE LLC
(Delaware Limited Liability Company)
SCP Koala DE LLC holds Bonds in Trust for SCP Koala Partners
For the day to day management, SCP Koala DE LLC has appointed SCP Koala Manager LLC, being a company owned and controlled by Jeff D. Sandefer
SCP Koala Partners
(Cayman Islands Partnership)
98%
Nominal %
2%
Koala Investment Partners
(Delaware Partnership)
SCP Koala Holdings
(Cayman Islands Exempt Company)
SCP Koala Trust
(Texas Discretionary Investment Trust)
For the day to day management, SCP Koala Manager LLC, being a company owned and controlled by Jeff D Sandefer has been appointed
Controlled by Jeff D. Sandefer
Controlled by Jeff D Sandefer

SCP Koala Partners is controlled by SCP Koala which is a limited liability company domiciled in Delaware and wholly owned by Mr Ian McKinnon who is a professional manager of a portfolio of US securities. Mr McKinnon received a Bachelor of Arts from Occidental College and received a Masters in Business Administration from Harvard Business School. The day to day management of SCP Koala is to be undertaken by Koala Manager (which is owned and controlled by Mr Sandefer) as general manager for SCP Koala.

Further details of each of the partners is set out below.

Koala Investment Partners

Koala Investment Partners is a general partnership domiciled in the state of Delaware in the United States of America and was established for the purpose of providing a structure for individual portfolio investors to invest in a fund under the control of a professional investment manager. Koala Investment Partners is controlled by SCP Koala which is the same entity that controls SCP Koala Partners.

Koala Investment Partners has approximately a 98% interest in SCP Koala Partners.

SCP Koala Holdings

SCP Koala Holdings is a Cayman exempt company that is ultimately owned and controlled by Jeff D. Sandefer (see section 2.7(a)). SCP Koala Holdings has a nominal interest in SCP Koala Partners.

The sole owner of SCP Koala Holdings is Sandefer LP, a Texas limited partnership, and Jeff D. Sandefer is the sole officer of SCP Koala Holdings.

The three partners of Sandefer LP are:

1) Jeff D. Sandefer as 98.9% limited partner;
2) 1998 Jeff D. Sandefer Children's Trust as 0.1% limited partner (trustee is John R. Rutherford); and
3) Sandco, LLC as 1% general partner (Jeff D. Sandefer is sole manager and the four members are Jeff D. Sandefer (98.5%), Jefferson Davis Sandefer III (0.5%), John Lawson (0.5%), and Robert A. Faith (0.5%)).

Jeff D. Sandefer as trustee for the SCP Koala Trust

SCP Koala Trust is an entity that is controlled by Jeff D. Sandefer. SCP Koala Trust has approximately a 2% interest in SCP Koala Partners.

SCP Koala Trust is a discretionary investment trust formed under the laws of the State of Texas. The sole trustee is Jeff D. Sandefer. There are two beneficiaries.

The first beneficiary is SCP I Koala, LLC, a Texas limited liability company. The second beneficiary is SCP II Koala, LLC, a Texas limited liability company. Jeff D. Sandefer is the sole manager of both beneficiaries. Sandefer LP, a Texas limited partnership (further details of which are above) is the sole member of both beneficiaries.

2.8 A statement of SCP Koala's intentions regarding future of SPP

SCP Koala is attracted to the development of oil shales, coal bed methane, fractured shales and other unconventional hydrocarbon projects because of their potential to deliver large quantities of hydrocarbons for long periods of time.

SPP is especially attractive because its management and operational team has shown that it can overcome adversity and continue to make progress toward meeting difficult operating goals.

SCP Koala sees an investment in SPP as an ideal marriage between a patient, knowledgeable investor and a proven operator, both of whom are focused on developing a significant oil producing resource.

Each Sandefer – managed fund delivers not only capital but access to technical expertise and broader energy finance markets. With SPP, SCP Koala is proposing to provide sufficient funds to complete the upgrade of the Stuart Stage 1 plant as well as initial funds to advance the engineering design for Stuart Stage 2.

Neither SCP Koala nor Sandefer LP has any commitment to provide any funds to SPP in excess of the commitment of up to $51,000,000 by SCP Koala with respect to the Secured Convertible Bonds.

The intentions of SCP Koala, and Koala Manager, are stated to be that, on the basis of the facts and information concerning SPP which are known to each of them and the circumstances affecting the business of SPP, they have no present intention to:

- Change the business of SPP;
- Significantly change SPP's financial policies or dividend policies; or
- Make any changes to the continuation of the employment of present employees.

2.9 Use of Proceeds

The funds of up to $51 million to be provided under the Bond Issues will be utilised towards completing the Stuart Stage 1 Reliability and Capacity Capital Program, General Working Capital and advancement of the next phase of development of Stuart Stage 2. It is currently expected that these programs will include:

Stuart Stage 1 and General Working Capital

- *Reliability* Numerous reliability programs focusing on making certain elements of the plant more fit for service and making improvements to equipment durability and redundancy/capacity.
- *Capacity* The principal capacity constraint on the plant, namely odour emissions from the existing co-current rotary dryer is to be removed by the installation of a new fluidised bed dryer.
- *Optimisation* Once the foregoing reliability and capacity issues are resolved, the plant is to be upgraded to handle a larger volume of production.
- *Working Capital* General working capital required during the course of the above capital program and contingencies for unexpected events.

Stuart Stage 2 - Next Phase of Development

The goal of the Stage 2 Initial Feasibility Program is to continue with the Stuart Stage 2 project, particularly progressing long lead items as expeditiously as possible. It includes completing the Stage 2 Environmental Impact Statement approval process, progressing an Environmental Authority and Mining Lease, and conducting some initial engineering design work to develop a more detailed capital cost estimate. Spending on Stuart Stage 2 will be accomplished in steps based on the availability of funds that are in addition to that required for Stuart Stage 1 and Working Capital.

2.10 Description of current financial position of SPP

(a) Consolidated Statement of Financial Position as at 28 February 2003 (unaudited) and as at 31 December 2002 (audited).

TABLE 5

	Unaudited	Audited
	As at 28/02/03 $'000	**As at 31/12/02 $'000**
Current Assets		
Cash Assets and Current Investments	9,717	10,170
Receivables	1,085	1,167
Inventories	4,186	4,352
Total Current Assets	14,988	15,689
Non Current Assets		
Receivables	4,167	4,167
Property, plant & equipment	1,663	1,946
Exploration & Evaluation costs	186,767	186,565
Total Non Current Assets	192,597	192,678
Total Assets	**207,585**	**208,367**
Current Liabilities		
Accounts Payable	7,582	6,481
Provisions	1,787	2,060
Total Current Liabilities	9,369	8,541
Non Current Liabilities		
Borrowings	58,752	61,252
Provisions	783	751
Total Non Current Liabilities	59,535	62,003
Total Liabilities	**68,904**	**70,544**
Net Assets	**138,681**	**137,823**
Equity		
Parent entity Interest		
Contributed Equity	277,257	276,916
Reserves	34,878	34,903
Accumulated Losses	(179,854)	(180,356)
Total Parent entity interest	132,281	131,463
Outside equity interest in CPM (CPM shareholders that have elected to defer)	6,400	6,360
Total Equity	**138,682**	**137,823**

(b) Consolidated Statement of Cash flows for the 2 months ended 28 February 2003 (unaudited) and for the 12 months ended 31 December 2002 (audited).

TABLE 6

	Unaudited 2 Months Ended 28/02/03 $'000	Audited 12 Months Ended 31/12/02 $'000
Cash flows from operating activities		
Receipts from customers and others	7,395	28,709
GST credits received from Australian Taxation Office	1,117	5,209
Payments to creditors, other suppliers and employees	(1,877)	(11,055)
Interest received	4	67
Payment of borrowing costs	(54)	(3,738)
Rental income received	2	53
Income from sale of land held for resale	2,000	312
Payments for exploration and evaluation	(9,647)	(64,397)
Security deposits refunded	0	327
Other receipts	0	559
Net cash flows from operating activities	(1,060)	(43,954)
Cash flows from investing activities		
Dividend income received	0	29
Payments for investments	0	(102)
Purchase of controlled entity (net of cash acquired)	0	10,044
Interest received on investments	62	544
Proceeds from sale of investments	2	3,339
Payments for property, plant and equipment	0	(46)
Loans to related entities	0	(7,255)
Proceeds from sale of property, plant and equipment	267	0
Net cash flows from investing activities	331	6,553
Cash flows from financing activities		
Proceeds from issue of shares and options	357	9,401
Proceeds from borrowings from other entities	0	32,446
Payment of share issue costs	0	(690)
Net cash flows from financing activities	357	41,157
Net increase/(decrease) in cash held	(372)	3,756
Cash held at the beginning of the financial year/period	10,089	6,333
Cash held at the end of the financial year/period	9,717	10,089

During the 2 months ended 28 February 2003, the SPP Group achieved revenue from product sales (including excise revenue from the Australian federal government rebated from naphtha sales) of $6.9 million (net of product shipping and other selling costs). This resulted from the shipment of 47,430 barrels of ultra low sulphur naphtha to Mobil Oil Australia and 62,860 barrels of light fuel oil to the Singapore fuel oil market. Stuart Stage 1 exploration and evaluation costs expensed for the period amounted to $8.9 million.

The SPP Group received cash proceeds of $2.3 million from the sale of land, comprising undeveloped residential land held in Gladstone for resale for $2 million and other surplus land for $0.3 million (reducing property plant and equipment by $0.3 million).

As a result of the appreciation of the Australian dollar during the period, the restatement of the Group's $US borrowings resulted in an unrealised foreign exchange gain of $2.5 million.

In February 2003, SPP allotted SPP Shares and options in accordance with the 2002 capital raising (this was the first part of amounts due for settlement in the first half of 2003) receiving cash proceeds of $0.4 million.

2.11 Disclosure of Directors interests in outcome of proposed resolution

No Director has a material personal interest in the outcome of the proposed resolution.

2.12 Directors who voted in favour of putting the proposed resolution to shareholders

All of the Directors voted in favour of putting the proposed resolution to shareholders.

2.13 Summary of directors' analysis of the advantages and disadvantages of the proposal

(a) Advantages of Voting FOR Resolution 1

(i) *Removal of Short Term Financing Concerns*

The recent rights offering raised only a minimum level of working capital and this created considerable concerns within the market as to the ability of SPP to source the necessary financing to improve Stuart Stage 1 performance in order to achieve operating cash flow breakeven, and to advance the proposed Stuart Stage 2 development. Both of these goals are vital to increasing credibility and the perceived value of SPP's oil shale assets and improving the prospects of attracting participants in major commercial development and thereby increasing the potential for increased shareholder value as reflected in share price appreciation. The Bond Issue will provide SPP with sufficient capital to pursue these dual goals over the next two years.

(ii) *Alternative Funding is Limited*

Since the acquisition of Suncor's 50% interest in the Stuart Project two years ago, SPP has had active programs to seek the necessary capital to fund the Stuart Project from a range of possible sources around the world. These potential sources have included oil and gas and mining companies, national oil companies, engineering contractors and equipment suppliers who might take an active role as co-venturers, as well as strategic financial investors. SPP has engaged a number of corporate advisory firms, investment banks, share brokers and private equity specialists to pursue these capital sources.

During this period, domestic and international equity markets have experienced substantial declines that in turn have led to a general reduction of investor demand within equity and venture capital markets. Following from the results of the recent rights offering, combined with the overall climate for the equity capital markets, your Directors are of the opinion that the ability of SPP to attract the necessary amount of capital on substantially better terms is very limited and this ability may further deteriorate.

(iii) *Financial and Share Price Condition in absence of the Bond Issue*

As at 28 February 2003 the SPP Group had $9.7 million in cash assets and current investments which is insufficient to fund the ongoing net operating costs of the Stuart Project and any of the desirable work programs. In the absence of the Bond Issue, and given the low likelihood of any meaningful alternative source of capital, it is likely that the financial condition of SPP will continue to deteriorate.

Under such circumstances, it would be reasonable to expect that SPP's share price would be unlikely to increase and could well deteriorate further from present levels.

(iv) *Attain Positive Cash Flows*

The injection of these funds is expected to provide sufficient capital to enable Stuart Stage 1, originally built for demonstration purposes, to be upgraded to a level of capacity and throughput that it is expected will enable it to generate solid positive cash flows until expiry of the excise rebate (currently legislated for 31 December 2005).

(v) *Provides Greater Flexibility in Joint Venture Partner Search*

Funds resulting from approval of this proposal will provide SPP with greater opportunity and flexibility in the process of attracting potential joint venture partners.

(vi) *Possible Funds for Stage 2 Initial Feasibility Program*

Funds raised via Tranches 2 and 3 of the Secured Convertible Bonds will be, subject to those required for Stuart Stage 1 and general working capital purposes, focussed on maintaining momentum on the regulatory approval process as well as some of the front-end engineering work for Stuart Stage 2.

(vii) *SCP Koala to maintain the fundamental business of SPP.*

SCP Koala and Koala Manager have stated that on the basis of the facts and information concerning SPP known to them and the circumstances affecting the business of SPP if the Bond Issue proceeds that each of them has no present intention to:

(A) Change the business of SPP;

(B) Significantly change SPP's financial policies or dividend policies; or

(C) Make any changes to the continuation of the employment of present employees.

Jeff D. Sandefer and Koala Manager has expressed strong support for SPP management and for their achievements to date.

(viii) *SCP Koala has oil industry experience*

SCP Koala has, through Koala Manager, a team that is focussed on investments in long-lived oil and gas assets. This team has a track record of building core oil and gas interests into successful companies. This experience and focus is ideally suited to SPP's current objectives.

(b) Disadvantages of voting FOR Resolution 1

(i) *Dilution*

Conversion of the Bonds ultimately result in substantial dilution of existing Shareholders. Table 3 indicates the level of dilution that could be attained assuming 100% conversion of the Secured Convertible Bonds to SPP Shares.

(ii) *SCP Koala will control SPP*

Under certain circumstances (eg, there are no new issues of SPP Shares and SCP Koala takes up and converts all of the Bonds), SCP Koala and its Associates will hold 53.25% of the SPP Shares on issue.

Notwithstanding, SCP Koala's actual voting power, it will nevertheless, upon taking up and exercise of all of the Bonds hold sufficient SPP Shares effectively to exercise control of the composition of SPP's Board, and therefore, management, major strategic and financial decision making and voting power in general meetings.

(iii) *Increased Debt Limits*

The current principal debt obligations of SPP are approximately $59.2 million (assuming an exchange rate of $/US$=0.60) due over 2004

and 2005. Approval of the Bond Issue could increase this level of debt by $52 million (due commencing 2008) up to $111.2 million in total.

(c) Disadvantage of voting AGAINST Resolution 1.

(i) *Loss of Significant Funding opportunity*

The proposed Bond Issue is the only significant opportunity currently before SPP that decisively underpins SPP's capital needs in the near term and which encompasses the possibility of providing funding sufficient to achieve both operating cash flow breakeven for Stuart Stage 1 and to progress Stuart Stage 2. A vote against Resolution 1 will lose this opportunity.

(ii) *SPP's ability to continue as a going concern*

In the event that Resolution 1 is NOT passed and no immediate or short term alternative for the injection of substantial capital emerges quickly it is quite possible that SPP and its controlled entities will not be able to continue as a going concern. Under such circumstances the most likely outcome will be, within a short time frame, the appointment of an administrator under the Corporations Act to administer SPP. If this were to occur, it is likely that certain events of default would be triggered under the Existing Debt agreements. Under such circumstances, the parties to the Existing Debt could seek to enforce their rights against SPP and its controlled entities.

(iii) Termination Fee

A Termination Fee of $900,000, in addition to all reasonable expenses incurred by SCP Koala and Sandefer LP, will be payable by SPP should the Bond Issue not proceed and SPP receive alternative funding prior to April 16 2004, with such payments to be made out of the alternative funding.

2.14 Directors' recommendation and reasons for recommendation

The SPP Directors expect that by securing this Bond Issue, SPP should be able to bring Stuart Stage 1 to full production and operating cash flow breakeven, and to advance Stuart Stage 2 through all the regulatory approval steps some of the front-end engineering work.

The Directors believe SCP Koala, with the potential to become a very substantial shareholder, will be supportive for the future of SPP although SCP Koala has no further commitment to SCP than that with respect to the Secured Convertible Bonds. As is apparent from the outline of the current financial position set out in section 2.10, SPP without the capital to complete its Reliability and Capacity Program is more vulnerable to an interruption in production and income from the Stuart Stage 1 demonstration plant, and in any event, its available cash continues to diminish, despite efforts made to reduce costs and overheads to the base operating minimum wherever possible.

Based on SPP's extensive efforts in pursuing joint venture partners and additional funding from domestic and international equity and venture capital markets, SPP does not believe alternative funding in sufficient amounts is likely to be available within the requisite timeframe. Furthermore, while discussions continue with several parties with a view to the sale of a joint venture interest in the Stuart Project, the complexity of the technical, commercial and financial issues to be resolved make it unlikely that a transaction can be consummated within the next 3 months. Accordingly, the Directors have concluded that the proposed Bond Issue to SCP Koala constitutes the only viable means at this time to protect the future of SPP, and hence to preserve and enhance value in the existing shares in SPP.

For this reason, the Directors recommend IN FAVOUR of Resolution 1 placed before you, and strongly urge you to vote in favour.

2.15 Independent Expert's Report

The Directors of SPP commissioned KPMG Corporate Finance to prepare an independent expert's report in relation to the proposed issue of SPP Shares to SCP Koala on conversion of the Secured Convertible Bonds. In the Independent Expert's opinion the proposed transaction is fair and reasonable to non-Associated Shareholders.

A copy of the Independent Expert's Report is attached as Annexure A. Shareholders should read the report carefully and seek their own independent advice as appropriate.

3. RESOLUTION 2 – Amendment to Constitution

3.1 Deleting the restriction on 20% ownership

SPP's Constitution currently prohibits any person from owning more than 20 per cent of the SPP Shares or from being issued or allotted securities of SPP which, by virtue of any terms or conditions applicable to them, are convertible into SPP Shares if upon conversion the holder will own more than 20 per cent of the SPP Shares. These currently enforceable prohibitions expire on 8 March 2004.

One or more Bondholders, holding sufficient Bonds, may on conversion hold more than 20% of the SPP Shares. In order to allow the Bond Issue to proceed it is necessary to remove or grant an exception from these prohibitions contained in the Constitution.

In these circumstances the Directors of SPP consider it to be in the interests of Shareholders to have the prohibitions removed entirely rather than grant an exception only for the benefit of Bondholders.

3.2 Requiring a Special Resolution in order for SPP, in the period to 1 August 2005, to seek to raise more than $102 million in additional capital.

If in the period to 1 August 2005, SPP seeks to raise capital in excess of that raised by the issue to SCP Koala, SPP has agreed that SCP Koala will be provided with an opportunity (on terms no less favourable to SCP Koala than those offered to those participating in the capital raising) to acquire shares or rights to acquire shares sufficient to enable SCP Koala to maintain its percentage equity interest in SPP (assuming the Secured Convertible Bonds were all converted) up to an aggregate of $51 million. However, any capital raising beyond $102 million (including funds raised from the Bond Issue) will require a Special Resolution of shareholders (with a 75% majority of the voting). These provisions will not apply to:

(a) the issue of securities to satisfy or to raise funds to satisfy the Existing Debt;

(b) the issue of shares upon the exercise of existing options to subscribe for Shares in SPP;

(c) the issue of options on the terms of any of the Guarantee Facilities;

(d) the issue of shares on exchange of any of the shares in CPM pursuant to the Scheme of Arrangement with SPP;

(e) the issue of any equity participation shares as permitted by SPP's constitution; or

(f) the issue of shares on conversion of the Existing Notes in accordance with their existing terms.

In order to issue the Secured Convertible Bonds on these terms it is necessary to amend SPP's constitution to require that until 1 August 2005, SPP be required to seek a Special Resolution of Shareholders in order to seek to raise capital in excess of that $102 million.

4. RESOLUTION 3 – Approval of Acquisition of a Relevant Interest by SPP and the Bond Issuer

As detailed in section 2.3, it is a condition of the Bond Issue that SCP Koala will not, without the consent of SPP and the Bond Issuer, sell, transfer or otherwise dispose of its interest in any SPP Share issued on exercise of a Conversion Option before May 23 2006.

Consequently, SPP and the Bond Issuer may control the exercise of SCP Koala's power to dispose of SPP Shares. In this regard, SPP and the Bond Issuer will be deemed, under the Corporations Act, to hold a relevant interest in the SPP shares in which SCP Koala holds a relevant interest.

To the extent that SCP Koala holds a relevant interest in more than 20% of SPP shares, it is necessary for SPP and the Bond Issuer to obtain Shareholder approval to enable it to also hold such a relevant interest in SPP shares pursuant to section 611, item 7 of the *Corporations Act* (see section 2.4(a) above for an explanation of the requirement of section 611, item 7.)

In accordance with the requirements of the *Corporations Act* the following details are provided:

(a) Entity acquiring relevant interest: SPP and the Bond Issuer.

(b) SPP's and the Bond Issuer's Associates: SCP Koala.

(c) Maximum extent of increase in SPP's and the Bond Issuer's voting power: 50.86% or 53.25% on the assumptions as set out in the notes to Table 3 and 53.25% on the assumptions set out in Table 4.

(d) Maximum extent of increase in voting power of SPP's Associates: refer to Tables 3 and 4 in section 2.6(b).

(e) The Independent Expert's Report from KPMG Corporate Finance has concluded that the acquisition of a relevant interest by SPP and the Bond Issuer in SPP's Shares to be held by SCP Koala Partners, on the terms described above is fair and reasonable.

5. RESOLUTION 4 – Variation to terms of Browning's Options

On 21 December 2001, Shareholders approved the issue of options to Mr John Val Browning in consideration for Mr Browning undertaking to procure loans to be provided to SPP from Wells Fargo Bank in an amount up to US$7.5 million for a period of 3 years.

One of the terms of the options issued to Mr Browning was that the options are not exercisable unless Mr Browning has been a director, employee or consultant of either SPP or CPM at all times between the issue of the relevant option and the date of exercise of that option.

Until the date of Mr Browning's death in March 2003, Mr Browning was a director of SPP. The Board of Directors of SPP are of the view that the options are still exercisable by Mr Browning's estate notwithstanding Mr Browning has ceased to be a director because of his death.

However, as the information provided to Shareholders, at the time Shareholders approved the issue of options, did not expressly contemplate the situation where Mr Browning ceases to be a director because of death, the directors now seek shareholder approval that the options may still be exercisable by Mr Browning's estate.

Board Recommendation

The Directors unanimously support all Resolutions 1, 2, 3 and 4 and urge you to vote in FAVOUR of all Resolutions.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting will be held at Brisbane Marriott Hotel, 515 Queen Street, Brisbane on the 23rd day of May 2003 at 10.00 am to carry out the following business.

AGENDA

BUSINESS

Resolution 1 – Approval of issue of options and shares to SCP Koala Partners

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That pursuant to and in accordance with Section 611 item 7 of the Corporations Act and Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, the Company approves:

(a) *The grant to SCP Koala DE LLC as trustee and manager for SCP Koala Partners (comprising, Koala Investment Partners, SCP Koala Holdings and Jeff D. Sandefer as trustee of the SCP Koala Trust) of the options (up to a maximum number of 433,333,160 subject to any restructuring and dilution) that entitle the holder of the options to a right to subscribe for ordinary shares in the Company on the terms described in Section 2 of the Explanatory Memorandum which accompanies the Notice of Meeting for this meeting ("Options");*

(b) *the issue and allotment of shares to SCP Koala DE LLC, pursuant to the exercise of the Options granted to SCP Koala DE LLC on the terms described in Section 2 of the Explanatory Memorandum which accompanies the Notice of Meeting for this meeting; and*

(c) *the approval of the acquisition of any relevant interests in SPP shares as a result of the issue and allotment of shares to SCP Koala DE LLC and each such acquisition of a relevant interest as described in Section 2 of the Explanatory Memorandum which accompanies the Notice of Meeting for this meeting".*

Resolution 2 - Amend Constitution to remove 20% ownership restriction and insert a requirement that a special resolution be obtained before the Company undertakes a Capital Raising in excess of $102 million.

To consider and, if thought fit, to pass the following resolution as a **special resolution**:

"That subject to the passing of Resolution 1 in this notice of meeting, the constitution of the Company be amended with immediate effect by:

(a) *deleting articles 7A, 7B, 7C, 8A, 8B, 8C, 8D, 8E, 8F, 8G, 9A, 10A and 10B; and*

(b) *inserting in place of the articles referred to in paragraph (a) the following article 7A:*

(a) *The Company may not, prior to 1 August 2005, issue shares, or options or other convertible instruments pursuant to which the holder may require the issue of shares, other than with the approval of shareholders by Special Resolution.*

(b) *Sub-clause (a) does not preclude the issue of shares, or options or other convertible instruments pursuant to which the holder may require the issue of shares, in the following circumstances:*

(i) *the issue of shares and/or options and/or convertible instruments (on one or more occasions) where the aggregate gross amount raised by the Company does not exceed $102 million (inclusive of funds raised or to be raised through the issue of convertible bonds as contemplated by the 2003 Bond Facility Agreement but exclusive of funds raised under any of the following exceptions);*

(ii) *the issue of shares in any of the following circumstances:*

(A) *as a result of conversion of any of the Existing Notes; or*

(B) *for the purposes of raising funds to repay any part of the moneys owing pursuant to the Existing Notes; or*

(C) *being fully paid ordinary shares issued for the purposes of raising funds to repay any part of the moneys owing*

pursuant to any financial accommodation obtained as a result of any Guarantee Facility or any guarantee or indemnity in relation to such financial accommodation; or

(D) any combination of (A), (B) and (C);

(iii) the issue of shares upon the exercise of any Existing Option;

(iv) the issue of any options on the terms of any Existing Arrangement;

(v) the issue of shares on exchange of any of the CPM Shares pursuant to any Scheme;

(vi) the issue of any equity participation shares as permitted by this Constitution;

(vii) the issue of shares on conversion of the Existing Notes in accordance with their existing terms;

(c) In this article 7A:

Existing Options means:

(i) Options pursuant to Browning Guarantee Facility;

(ii) Options pursuant to Whittemore Guarantee Facility;

(iii) Options pursuant to Chace Guarantee Facility;

(iv) the Conversion Option as to the convertible bonds issued pursuant to the 2003 Bond Facility Agreement;

(v) the Sunoco options (being the 12,500,000 options issued by the Company to Sunoco Inc on 20 April 2001 and the 12,331,656 options issued by the Company in conjunction with the Scheme (in replacement of the cancellation of options previously issued by CPM); and

(vi) the options associated with the 2002 non renouncable rights issue (including the private placement(s) effected at the same time).

Existing Arrangement means:

(i) the **Browning Guarantee Facility** being the Guarantee Facility between John Val Browning and the Company (amongst others) as modified by the CPM SEG Options Cancellation Deed between the same parties;

(ii) the **Whittemore Guarantee Facility** being the Guarantee Facility between the Trust nominated by F Whittemore and the Company (amongst others);

(iii) the **Chace Guarantee Facility** being the Guarantee Facility between MG Chace III and the Company (amongst others).

Existing Notes means the convertible notes issued by the Company and the convertible notes issued by CPM, each of which are convertible into shares in the Company and which have a maturity date of 1 December 2004.

2003 Bond Facility Agreement means the Bond Facility Agreement between Stuart Energy (Nominees) Pty Ltd (as bond issuer) and the Company (as equity issuer) (amongst others).

(d) This article 7A ceases to have effect as and from termination (for any reason) of the 2003 Bond Facility Agreement."

Voting Exclusions for Resolutions 1 and 2

SPP will disregard any votes cast on resolutions 1 and 2 by:

- SCP Koala; and
- an Associate of SCP Koala.

However, SPP need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Approval of acquisition of relevant interest by SPP and the Bond Issuer

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That pursuant to and in accordance with section 611 item 7 of the Corporations Act, the Company approves and authorises the Directors of the Company to impose a condition on SCP Koala's ability to sell, transfer or otherwise dispose of its interest in any Share issued on exercise of the Conversion Option (described in the Explanatory Memorandum which accompanies this notice of meeting) for a period ending 23 May 2006."*

Voting Exclusions for Resolution 3

SPP will disregard any votes cast on resolution 3 by:

- SPP;
- the Bond Issuer; and
- an Associate of SPP or the Bond Issuer, which includes SCP Koala.

However, SPP need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 – Vary terms of Browning's option

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That the Company approves and authorises the Directors of the Company to vary the terms of Mr John Val Browning's options, the issue of which were approved by shareholders on 21 December 2001, to allow the options to be exercisable by Mr Browning's estate, notwithstanding the fact that Mr Browning has ceased being a director of SPP due to his death."*

Voting Exclusions for Resolution 4

SPP will disregard any votes cast on resolutions 4 by:

- Mr Browning's estate; and
- Any Associate of Mr John Val Browning.

However, SPP need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Dated this 17th day of April 2003

By order of the Board

V.H. Kuss
Company Secretary
Southern Pacific Petroleum NL

Notes

Persons entitled to Vote

SPP has determined in accordance with regulations pursuant to Section 1074E of the Corporations Act, that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded on SPP's Register as at 7.00pm (Brisbane time) on 21 May 2003.

Proxies

Please note that:

(i) A proxy form accompanies this notice of meeting.

(ii) Each member entitled to attend and cast a vote may appoint a proxy. A member entitled to attend and cast at least two votes at the meeting is entitled to appoint not more than two proxies.

(iii) Where more than one proxy is appointed each proxy may be appointed to represent a specified percentage of the member's voting rights. In the event that the form of proxy does not nominate a specified percentage it will be deemed that each proxy may exercise an equal portion of the member's votes (with fractions being disregarded).

(iv) A proxy need not be a member of SPP.

(v) The proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be executed in accordance with the *Corporations Act* and the constitution of that corporation.

(vi) An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed must be lodged at SPP's share registry at Computershare Investor Services Pty Ltd, Level 27, Central Plaza One, 345 Queen Street, Brisbane, Qld 4000 or faxed on (07) 3229 9860 by 10.00am (Brisbane time) on 21 May 2003 in accordance with the instructions set out on the proxy form.

Glossary

Associate	Has the meaning given to the term in the Corporations Act.
Australian Stock Exchange or ***ASX***	Australian Stock Exchange Limited.
Bondholder	The holder of a Secured Convertible Bond
Bond Issue	Refers to the transaction detailed in section 2.2 of the Explanatory Memorandum to this notice of meeting.
Bond Issuer	Stuart Energy (Nominees) Pty Ltd (ACN 078 244 629)
Capital Raising	Any form of capital raising, including a public issue, a rights issue and a private placement.
Company or ***SPP***	Southern Pacific Petroleum NL (ACN 008 460 366).
Conversion Option	The option of a Bondholder to convert (in whole or in part) a Secured Convertible Bond into SPP Shares

Conversion Price	$0.12.
Corporations Act	The Corporations Act 2001, including the regulations made under it
CPM	Central Pacific Minerals NL (ACN 008 460 651)
CPM Shares	CPM fully paid ordinary shares, contributing shares and equity participation shares.
Dollar or $	Australian dollar.
Existing Convertible Notes	Convertible notes issued by SPP and by CPM which have a maturity date of 1 December 2004.
Existing Debt	Indebtedness pursuant to the Existing Convertible Notes and the Guarantee Facilities
Guarantee Facilities	The guarantee facilities pursuant to which, in exchange for the grant of options, JV Browning, F Whittemore and MG Chace III, undertake to procure loans to be made to SPP (amongst others).
Koala Manager	SCP Koala Manager LLC
KPMG Corporate Finance	KPMG Corporate Finance (Aust) Pty Ltd (ACN 007 363 215)
Majority Holder	Before the issue of the Bonds, and for so long as it holds 50% or more of the aggregate face amount outstanding of the Bonds, SCP Koala, and otherwise the Security Trustee.
Ordinary Resolution	A resolution passed by at least 50% of the votes cast by members entitled to vote on a resolution.
Related Entity	Means, with respect to SCP Koala, a related entity (within the meaning of the *Corporations Act*), as at 16 April 2003, of SCP Koala or of Koala Investment Partners, SCP Koala Holdings or Jeff D. Sandefer as trustee for the SCP Koala Trust.
Rundle Joint Venture	The joint venture established under the Joint Venture Agreement dated 18 July 1985 between Esso Exploration and Production Australia, Inc., SPP and CPM.
SCP Koala	SCP Koala DE LLC.
SCP Koala Partners	SCP Koala Partners, a partnership comprising Koala Investment Partners, SCP Koala Holdings and Jeff D. Sandefer as trustee for the SCP Koala Trust.
Sandefer LP	Sandefer Capital Partners L.P.
Security	The security to be provided by SPP and the Security Providers and detailed in section 2.3 of the Explanatory Memorandum to this notice of meeting.
Security Providers	SPP; CPM; Beloba Pty Ltd (ACN 010 054 109); Central Pacific Minerals (Stuart) Pty Ltd (ACN 076 655 840); Southern Pacific Petroleum (Aussun) Pty Ltd (ACN 076 622 029); Southern Pacific Petroleum (Development) Pty Ltd (ACN 076 976 291); Southern Pacific Petroleum (Management) Pty Ltd (ACN 072 908 966); Southern Pacific Petroleum (Stuart) Pty Ltd (ACN 076 655 895); Together with any future Subsidiary of SPP which holds assets in excess of $250,000.
Security Trustee	Sandco Koala, LLC.
Shareholder Approvals	The approval of Shareholders to Resolutions 1, 2, 3 and 4 and the approval of CPM shareholders to entry into the Bond Issue and

	provision of the Security and the approval of the shareholders of the other Security Providers to entry into the transaction.
Shareholders	The shareholders of SPP.
Special Resolution	A resolution of which notice as set out in section 249L(c) of the Corporations Act has been given and which has been passed by at least 75% of the votes cast by members entitled to vote on the resolution.
SPP Group	SPP and its Subsidiaries, or companies in which either SPP or its Subsidiaries hold more than 50% of the issued shares.
SPP Group Assets	All assets intended to be the subject of the Security.
SPP Shares	Fully paid ordinary shares in SPP.
Stuart Project	The project for the development of a commercially feasible operation for the mining of oil shales and the extraction of products from such oil shale.
Stuart Stage 1	The Stuart Stage 1 demonstration plant with a design capacity of 4,500 barrels of shale oil per stream day and the encompassing ML 80003 north of Gladstone.
Stuart Stage 2	A future development proposal at the Stuart oil shale deposit with a currently planned production output of at least 15,000 barrels of shale oil per stream day.
Subsidiary	Has the meaning in section 46 of the Corporations Act.

ANNEXURE A



Southern Pacific Petroleum NL

Independent expert's report

KPMG Corporate Finance (Aust) Pty Ltd
17 April 2003



KPMG Corporate Finance (Aust) Pty Ltd
Licensed Securities Dealer

A.C.N. 007 363 215

Central Plaza One
345 Queen Street
Brisbane Qld 4000
Australia

GPO Box 223
Brisbane Qld 4001
Australia

Telephone: +61 (7) 3233 3111
Fax: +61 (7) 3233 9789
DX 201 Brisbane

The Directors
Southern Pacific Petroleum N.L.
Level 11, Riverside Centre
123 Eagle Street
Brisbane Qld 4000

17 April 2003

Dear Sirs

1 Introduction

Background

1.1 Southern Pacific Petroleum NL (SPP[1] or "the Company") is a public company listed on the Official List of ASX and is actively involved in the development and exploration of Australian oil shale deposits. At close of trading on 11 April 2003, SPP had a market capitalisation of approximately $69.1 million[2].

1.2 SPP controls oil shale resources in Central Queensland, which are estimated to contain a net 17.3 billion barrels of in-situ shale oil resources.

1.3 There is no commercial scale production of oil from shale anywhere in the world.

1.4 The Company's principal activity has been focussed on the establishment and operation of a research and development plant near Gladstone, known as Stuart Stage 1, for the commercial exploitation of the Stuart Oil Shale Deposit. Pioneering ATP technology, Stuart Stage 1 has produced in excess of 700,000 barrels of oil products and recently achieved a record sustained production run of 56 days, with peak shale processing rates attaining 84% of capacity for short periods. SPP has in place long term contracts with Mobil Oil Australia for its naphtha and its fuel oil products are well accepted in the Singapore Bunker market.

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[1] Defined terms in this report are capitalised and have the meaning defined in the Explanatory Memorandum.

[2] All dollar amounts in this report are denominated in Australian dollars unless otherwise specified.

1.5 SPP's business plan specifically related to the Stuart Oil Shale Deposit provides for:

- The execution of a Stuart Stage 1 capital improvement programme designed to achieve reliable operation of the research and development plant that has a design capacity of 4,500 barrels per stream day.
- Establishment of Stuart Stage 2, a commercial plant involving a four-times scale-up of the Stuart Stage 1 plant to include a single commercial scale ATP module. Stuart Stage 2 is planned to process approximately 23,500 tonnes of oil shale per day, to produce up to 15,500 barrels of oil per day. SPP estimates the required capital expenditure to design, construct and commission the Stuart Stage 2 plant will be in the order of $600 million.
- Establishment of Stuart Stage 3, a full-scale commercial plant involving multiple commercial ATP modules similar in size to the Stuart Stage 2 ATP. Current Stuart Stage 3 studies envisage production output attaining a level of up to 155,000 barrels of per day.

1.6 SPP recorded a net operating cash outflow of approximately $44 million for the year ended 31 December 2002, which was followed by a net operating cash outflow of approximately $1 million in the two months to 28 February 2003.

1.7 SPP completed a rights issue and placement in November and December 2002 raising $10.2 million, at a price of $0.35 for each SPP Share. This equity raising closed undersubscribed.

1.8 As at 28 February 2003, the Company held cash in the order of $9.7 million. In the absence of raising new capital, management's forecasts anticipate that continued operations will result in the consumption of the current cash holding within six months. Accordingly, a financial investor is required to provide funding for the reliability enhancements to Stuart Stage 1 and to provide working capital.

1.9 Against this background, SPP's senior management have been actively involved in seeking financial investors and also joint venture partners, particularly since the exit of its former joint venture partner, Suncor in April 2001.

1.10 These investigations culminated in SPP and certain other group companies entering into a Bond Facility Agreement with SCP Koala DE LLC ("SCP Koala"), a special purpose investment vehicle managed by SCP Koala Manager LLC, being a company owned and controlled by Jeff D Sandefer, for the issue of Secured Convertible Bonds.

1.11 SCP Koala[3] has committed to purchase Secured Convertible Bonds for an amount of $34 million in a first tranche following SPP Shareholder approval and other necessary approvals primarily to fund Stuart Stage 1 upgrades and general working capital.

1.12 Subject to SPP achieving certain performance criteria on Stuart Stage 1 and approval of the Stage 2 Environmental Impact Statement, SPP may call on SCP Koala to purchase additional Secured Convertible Bonds for the next phase of work on Stuart Stage 2.

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[3] SCP Koala acting as manager and trustee for and on behalf of SCP Koala Partners.

Outline of the Bond Issue

1.13 The principal terms of the Bond Issue that directly affect the shareholders of SPP are that:

- the Bond Issue will be completed by Stuart Energy (Nominees) Pty Ltd (a subsidiary of SPP).
- Tranche 1: SCP Koala will purchase Secured Convertible Bonds with a face value of $35 million to be issued at a discounted sale price of $97,143 per $100,000 Secured Convertible Bond to raise a net amount of $34 million. It is anticipated that these bonds will be issued immediately following the satisfaction of the conditions precedent, including the obtaining of Shareholder Approvals and other approvals but no later than 31 December 2003.
- Tranche 2: If the Stuart Stage 2 Environmental Impact Statement is approved and there is independent verification that Stuart Stage 1 plant performance is progressing to sustainable breakeven operating cash flow, SPP can call up to $8.5 million in funding by requiring SCP Koala to subscribe for Secured Convertible Bonds, issued at face value. Similarly, SCP Koala may call for the same number of Secured Convertible Bonds at any time after the Tranche 1 issue but no later than 31 December 2005.
- Tranche 3: At SPP's election, the Company can call up to a further $8.5 million in funding by requiring SCP Koala to subscribe for Secured Convertible Bonds, issued at face value, conditional upon independent verification that Stuart Stage 1 has achieved sustainable breakeven operating cash flow and that satisfactory progress is being made as to Stuart Stage 2 (including approval of the Stuart Stage 2 Environmental Impact Statement). Similarly, SCP Koala may call for the same number of Secured Convertible Bonds at any time after the Tranche 1 issue but no later than 31 December 2005.
- SCP Koala may convert the Secured Convertible Bonds into SPP Shares at any time prior to their maturity ("the Conversion Option"). Each Secured Convertible Bond may be converted at the Conversion Price of $0.12 into 833,333 SPP Shares, subject to any anti-dilution adjustment described in section 2.3 of the Explanatory Memorandum designed to maintain SCP Koala's ownership interest, should any Existing Debt be converted into more than 150 million SPP Shares.
- Whilst SCP Koala holds at least 100 Secured Convertible Bonds, SPP will undertake to allow SCP Koala nominate one person for appointment to the board of SPP. Upon conversion of SCP Koala's Secured Convertible Bonds to SPP Shares, SPP has undertaken to procure SCP Koala representation on the SPP Board, commensurate with its then shareholding in SPP.
- SCP Koala is prevented, without SPP's consent, from transferring or disposing of its interest in any Secured Convertible Bonds or any SPP Share issued on exercise of a Conversion Option (other than to SCP Koala's affiliates) before the third anniversary of the extraordinary general meeting of SPP Shareholders to which the Explanatory Memorandum relates.

- In certain circumstances, if SPP seeks to raise additional capital SCP Koala will be provided with an opportunity to participate to enable SCP Koala to maintain its percentage equity interest in SPP.
- The Secured Convertible Bonds do not bear interest and each Tranche matures 5 years from the date of issue, at which time the face value is repayable in full.

1.14 Therefore, the Conversion Option could result in SCP Koala's percentage interest in SPP, being anywhere in the range of:

- 41.4% (including existing holdings of SCP Koala and its Associates) on a fully diluted basis and assuming that only Tranche 1 of the Bond Issue is completed; and
- 50.9% on a fully diluted basis assuming that each tranche of the Bond Issue is completed and assuming no other shares are issued. The terms of the Bond Issue and the Conversion Option are set out in more detail in section 5 of this report.

1.15 SPP is now seeking Shareholder approval for the allotment and issue of options to SCP Koala and the allotment and issue of SPP Shares to SCP Koala that may result should SCP Koala decide to exercise the Conversion Option. The specific terms of the resolution to be approved by shareholders are set out in the Explanatory Memorandum to which this report is attached.

1.16 As SCP Koala is prevented without SPP's consent from transferring or disposing of its interest in any SPP Share issued on exercise of the Conversion Option before the third anniversary of the extraordinary general meeting to which this Explanatory Memorandum relates, SPP is also seeking Shareholder approval to enable the Company to hold such a relevant interest in SPP Shares.

2 Purpose of our report

Corporations Act

2.1 Section 606 of the Corporations Act ("the Act") provides a general prohibition to any person who has a relevant interest in 20% or less of the voting shares of a company from increasing their relevant interest to greater than 20% in the absence of a formal takeover offer. There are, however, various exemptions to this rule set out in Section 611 of the Act, including where a majority of the Company's shareholders, other than those associated with the party to acquire the entitlement of greater than 20% ("the non-associated shareholders"), pass an ordinary resolution at a general meeting approving the relevant transaction.

2.2 In addition, as a result of a restriction upon SCP Koala's ability to deal with any SPP Share issued on exercise of a Conversion Option, SPP is deemed to hold a relevant interest in its own shares. As a consequence, SPP is also required to obtain shareholder approval for the acquisition of this relevant interest pursuant to section 611, item 7 of the Act.

2.3 Policy Statement 74 ("PS74") issued by the Australian Securities and Investments Commission's ("ASIC") antecedent body, the Australian Securities Commission, requires that, in considering whether to approve the potential future allotment and issue of fully paid ordinary shares to SCP Koala upon conversion of the Secured Convertible Bonds, non-associated shareholders be provided with a report assessing whether the Conversion Option is fair and reasonable in the context of the interests of the non-associated shareholders.

2.4 The term fair and reasonable in these circumstances has no legal definition. PS74 provides that an assessment of whether a transaction is fair and reasonable should involve a comparison of the likely advantages and disadvantages to the non-associated shareholders if the Conversion Option takes place with the likely advantages and disadvantages if it does not.

2.5 This implies that fairness and reasonableness should be assessed as a single concept. Accordingly, for the purpose of our report, we consider that the Conversion Option will be fair and reasonable if the non-associated shareholders would be better off as a result of the relevant allotment and share issue taking place than if it did not.

ASX Listing Rules

2.6 The Bond Issue provides for the Conversion Price of 12 cents to be adjusted by any reconstruction of capital (including any return of capital) of SPP and any bonus issues by SPP.

2.7 ASX Listing Rule 6.20 prohibits an option from permitting the holder to participate in a new issue, such as a bonus issue, unless an exception to the rule applies. The relevant exception is Listing Rule 6.20.3. It applies where the option is issued with shareholder approval and is not a quoted option. In these circumstances, the holder can participate in the new issue at the same time and price as the shareholders, provided that the notice of meeting contains a report by the independent expert on the effect of the proposed right of participation.

2.8 This report has been prepared for inclusion in the documents that will accompany the Notice of Extraordinary General Meeting to be held on 23 May 2003 and solely for the purpose of assisting the non-associated shareholders of SPP in considering whether to approve the Conversion Option and SPP's acquisition of a relevant interest and to report on the effect of the proposed right of participation.

2.9 We do not assume any responsibility or liability to any party as a result of reliance on this report for any other purpose, including, but not limited to, investment or lending decisions in relation to SPP.

3 Summary of opinion

The Conversion Option

Opinion

3.1 In our opinion, the Conversion Option ***is fair and reasonable*** to the non-associated shareholders of SPP.

3.2 Our opinions are based solely on information available as at the date of this report as set out in Appendix 1. In particular, the directors have advised us that whilst preliminary discussions have taken place with parties in relation to the provision of equity funding and/or the establishment of a joint venture relationship, no agreement has been reached in a timely manner. In the event the Company was able to secure sufficient funds from other sources to bring Stuart Stage 1 to full production, to provide working and other capital to advance the next stage of development for Stuart Stage 2 prior to the meeting of shareholders to approve the Conversion Option, this may have a material impact on our opinion.

3.3 The principal factors that we have taken into account in forming our opinion are summarised below and discussed in more detail in section 12 of this report.

Advantages

Approval of the Conversion Option will provide SPP with an opportunity to continue as a going concern

3.4 SPP is in a vulnerable financial state having recorded a net consolidated trading loss attributable to members of approximately $39.5 million for the year ended 31 December 2002.

3.5 SPP's consolidated cash flow statement indicates that whilst the Company recorded net cash outflows from operating activities of approximately $44.0 million. These net outflows were largely funded by a significant increase in long-term borrowings (approximately $32.5 million). The Company has recorded net cash outflows from operations in the current year of approximately $1.1 million in the two months to 28 February 2003. The Company currently holds cash in the order of $9 million.

3.6 SPP management expects that the Company's continued operations will result in the consumption of this cash holding within six months.

3.7 Therefore, it is critical that SPP immediately achieve at least one of the following in the short term:

- a raising of substantial equity from an investor(s);

- securing a joint venture partner who would fund working capital and the capital expenditure necessary for SPP to execute its business plan; or

- raising of further equity from existing shareholders and/or the market generally.

3.8 SPP's senior management have been actively involved in seeking financial investors and joint venture partners and the Company does not have in hand any significant equity or debt funding alternative to the Bond Issue.

3.9 Based on the results of the recent rights issue and placement, the current trading price of SPP Shares, the current state of equity markets generally and the current uncertainty in relation to the prospects of SPP, we consider that SPP has limited prospects of raising further significant funds in the absence of the Bond Issue from equity and/or debt markets.

3.10 We have discussed with the directors the likely outcome in the event shareholders resolve not to approve the Conversion Option. The directors have indicated that, in their opinion, unless an injection of substantial capital emerges quickly, it is possible that SPP will not be able to continue as a going concern.

3.11 In these circumstances the directors consider the most likely outcome will be, within a short timeframe, the appointment of an external administrator to the SPP Group and that if this were to occur, it is likely to trigger certain events of default under the existing convertible notes and Guarantee Facilities which, in turn, is likely to lead to the relevant parties seeking to enforce their rights.

3.12 In the circumstances of a forced realisation, we expect that the values of SPP's mineral and exploration assets would be adversely impacted, thereby negatively impacting the prospects of a return of capital to SPP Shareholders.

3.13 We note that in such circumstances, if the net proceeds from a realisation of SPP's mineral and exploration assets were 18% or more below the value implied by SPP's current trading price of $0.17, then this would result in a realisation value per SPP Share less than that implied by a conversion price for the Secured Convertible Bonds of $0.12.

3.14 Shareholder approval of the Conversion Option is a condition precedent to the Bond Issue. Accordingly, approval of the Conversion Option will, assuming all other conditions precedent are either satisfied or waived, facilitate completion of the Bond Issue.

Capital injections from the Bond Issue are expected to provide funding to achieve design capacity for Stuart Stage 1

3.15 The capital injections (if tranches 1 to 3 proceed) are expected to provide sufficient capital to enable Stuart Stage 1 to achieve design capacity, which may result in the demonstration plant achieving positive cash flows, and may provide capital toward advancement of the next phase of Stuart Stage 2.

Exercise of the Conversion Option may be positive in attracting the interest of investors and joint venture partners

3.16 The application of the Bond Issue proceeds to establish the reliability of Stuart Stage 1 and the next phase of the financial feasibility of Stuart Stage 2, coupled with the conversion of the Secured Convertible Bonds into equity in SPP may contribute to lowering the perceived risk of an investment in SPP. If positive results are achieved then this could reasonably be expected to be positive in attracting the interest of investors and/or joint venture partners, which in turn may translate into higher trading prices and increased liquidity in SPP Shares.

Disadvantages

Exercise of the Conversion Option will significantly dilute the interests of existing shareholders and SCP Koala may control SPP

3.17 Non-associated shareholders will experience a significant dilution of their interest in SPP's assets in the event that the Conversion Option is approved and SCP Koala elects to exercise its rights. Currently non-associated shareholders hold 96.9% of SPP's issued capital (fully diluted). In the event that all three tranches are issued to SCP Koala and if the Conversion Option is approved and SCP Koala elects to exercise its options to their full extent SCP Koala may hold 50.9% of the expanded issued capital of SPP on a fully diluted basis.

Exercise of the Conversion Option will result in shares being issued at a discount to current prices at which SPP Shares are trading on ASX

3.18 The Conversion Price for the issue of SPP Shares to SCP Koala of $0.12 represents a discount of 29.4% to the closing price for an SPP Share on 11 April 2003 of $0.17.

3.19 It is usual for a premium to be paid over the value of a portfolio shareholding in circumstances where an acquirer will achieve control of an entity. Accordingly, in the absence of other factors it would be usual in these circumstances for SCP Koala to pay a premium for control.

3.20 Based on SPP's current share price, SCP Koala is paying no premium for control. However, in the absence of the Bond Issue we consider that it is not unreasonable to expect that the underlying value of an SPP Share would fall, and may fall below the Conversion Price.

3.21 In any event, given the recent trading performance of the Company and the continuing uncertainty as to both the Company's future, the unproven nature of its technology processes and its ability to generate a return to shareholders equal to its current net asset backing, we consider it reasonable to expect that any equity investor would require a significant inducement to inject a significant amount of risk capital into the Company at this time.

Independent information relating to SCP Koala and its related entities has not been provided to us

3.22 SPP has provided us with an outline of the strategic approach of Sandefer LP and its activities but has not been able to provide us with significant independent or publicly verifiable information upon which to assess the merits of SCP Koala and its related entities and their funding capability, investment horizon and strategic capability.

The Bond Issue will be secured

3.23 Approval of the Conversion Option will, assuming all other conditions precedent are either satisfied or waived, facilitate completion of the Bond Issue, which will, prior to any conversion, increase SPP's debt obligations by between $34 million and $52 million. The Bond Issue is to be secured over the assets of SPP and various group companies to the extent of $40 million. When the Guarantee Facilities are extinguished, the security shall extend to the full amount owing under the Bonds.

3.24 Accordingly, in the event of any cessation of business and realisation of SPP's assets, prior to the Guarantee Facilities being extinguished, the holders of the Secured Convertible Bonds will have a priority to repayment ranking ahead of both unsecured creditors and non-associated shareholders to the extent of $40 million. Any amount repayable in excess of $40 million will rank equally with other unsecured creditors but before non-associated shareholders.

Other key considerations

3.25 Other factors which we have also considered are described in more detail in paragraphs 12.27 to 12.33 and include:

- completion of the Conversion Option may reduce the likelihood of a takeover offer being received in the future;
- the anti-dilution provision under the terms of the Bond Issue may result in non-associated shareholders being further diluted;
- a termination fee will be payable by SPP should the Bond Issue not be approved and an alternative financing is completed within one year;
- the Secured Convertible Bonds are transferable subject to the 3 year hold described in paragraph 5.1;
- a number of conditions precedent remain to be satisfied; and
- the directors have recommended approval of the Conversion Option.

Acquisition of the relevant interest by SPP

3.26 In our opinion, the acquisition by SPP of the relevant interest in SPP Shares ***is fair and reasonable*** to the non-associated shareholders of SPP as at the date of this report.

3.27 The restriction upon SCP Koala disposing of any Secured Convertible Bonds or any SPP Share issued through exercising the Conversion Option prior to 23 May 2006 (other than to affiliates) without the consent of SPP provides non-associated shareholders with some degree of certainty as to the future composition of the Company's share register for the period that the restriction is in place.

3.28 Accordingly, we consider that the acquisition of the relevant interest does not adversely impact upon the commercial interests of the non-associated shareholders.

The effect of the right of participation

3.29 The effect of the right of participation is to maintain the likelihood of the Conversion Option being exercised, all other things being equal, in the event of SPP issuing bonus shares.

3.30 We consider that the right of participation in an issue of bonus shares without first exercising the Conversion Option is commercially justifiable as the bondholder will have contributed cash in exchange for the issue of the Secured Convertible Bonds and the bonds potentially represent long term funding, not being repayable within the normal course of business within five years.

3.31 An alternative to the right of participation would be for SPP to agree not to make bonus issues so long as the Secured Convertible Bonds remain on issue. This may provide less flexibility in capital management to SPP than the right to participation.

General

3.32 Defined terms in this report are capitalised and have the meaning defined in the Explanatory Memorandum.

3.33 All dollar amounts in this report are denominated in Australian dollars unless otherwise specified.

3.34 We have not undertaken to update our report for events or circumstances arising after the date of this report.

3.35 **This letter is a summary of KPMG Corporate Finance's opinion and should be considered in conjunction with, and not independently of, the information set out in the remainder of this report, including its appendices.**

Yours faithfully



Steve Scudamore
Director

Contents of the remainder of KPMG Corporate Finance's report

The remainder of this independent expert's report is set out below under the following headings:

4 Sources of information

4.1 In preparing this report and arriving at our opinions, we have considered a number of sources of information as detailed in Appendix 1 to this report.

4.2 In addition, we have also had discussions with SPP's directors and management in relation to the nature of the business operations, specific risks and opportunities, historical results and prospects of SPP for the foreseeable future.

4.3 The statements and opinions expressed in this report are made in good faith and have been based on information up to the date of this report that is believed to be reliable and accurate. We have relied upon the information set out in Appendix 1 and have no reason to believe that any material factors have been withheld from us. The preparation of this report does not imply that KPMG Corporate Finance or any of its affiliates has carried out any form of audit on the accounting or other records of SPP, Sandefer LP, SCP Koala, other group companies, associates or investments.

4.4 The information provided to KPMG Corporate Finance included historic and prospective information prepared by the management of SPP. Whilst KPMG Corporate Finance has in part relied upon this information in preparing this report, SPP remains responsible for all aspects of this information. Achievement of prospective results is not warranted or guaranteed by KPMG Corporate Finance. Prospective information is by its nature uncertain and is dependent upon a number of future events that cannot be guaranteed. Actual results may vary significantly from prospective information and any variations may affect our opinion.

4.5 The opinions of KPMG Corporate Finance are based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our opinion either positively or negatively.

5 Background to the Bond Issue

Terms and conditions

5.1 The terms of the Bond Issue and Conversion Option are summarised in the Explanatory Memorandum. Broadly, these are as follows:

Table 1: Terms of the Bond Issue and Conversion Option

Term	Detail
Issue size and price	***Tranche 1:*** 350 Secured Convertible Bonds issued at a price of $97,143 to raise a net amount of $34 million no later than 31 December 2003. ***Tranche 2:*** 85 $100,000 Secured Convertible Bonds, issued at a price of $100,000 to raise $8.5 million may be called by SPP, subject to approval of the Stuart Stage 2 Environment Impact Statement and independent verification that Stuart Stage 1 is progressing towards sustainable breakeven operating cash flow. Similarly, SCP Koala may call for the same number of Secured Convertible Bonds at any time after the Tranche 1 issue but no later than 31 December 2005. The conditions precedent include the issue of the Tranche 1 Secured Convertible Bonds and the obtaining of consent under the Rundle Joint Venture to the necessary security to be granted over the interest of SPP and its Subsidiaries in that joint venture. ***Tranche 3:*** Up to a maximum of 85 $100,000 Secured Convertible Bonds, issued at a price of $100,000 to raise $8.5 million may be called by SPP conditional upon independent verification that Stuart Stage 1 has achieved sustainable breakeven operating cash flow and that satisfactory progress is being made as to Stuart Stage 2 (including approval of the Stuart Stage 2 Environmental Impact Statement). Similarly, SCP Koala may call for the same number of Secured Convertible Bonds at any time after the Tranche 1 issue but no later than 31 December 2005.
Use of funds	Funds advanced under the Bond Issue are required to be used for completing SPP's Stuart Stage 1 reliability and capacity capital program, general working capital and the next phase of development of Stuart Stage 2. These are further described in section 2.9 of the Explanatory Memorandum.
Interest rate	No interest payable
Security	Security is to be granted over SPP Group Assets. The bondholders will be secured creditors to a maximum of $40 million. When the Guarantee Facilities are extinguished, the security shall extend to the full amount owing under the Bonds.
Stuart Project Joint Venture	The bondholder's security (without any reduction of debt) will be released to the extent necessary to enable a sale of an interest (up to 49.9%) in the Stuart Project to certain joint venture partners.

Cont'd

Term	Detail
Transfer	Subject to certain limitations, Secured Convertible Bonds are able to be transferred to third parties.
3 year hold	SCP Koala undertakes that it will not, without consent, dispose of its interest in any Secured Convertible Bond or any SPP Share issued on exercise of a Conversion Option (other than to an affiliate) before the third anniversary of the extraordinary general meeting of SPP Shareholders to which the Explanatory Memorandum relates.
Maturity	5 years from the date of issue
Redemption	The face value is repayable in full upon maturity.
Conversion	May be converted at any time into fully paid ordinary SPP Shares, which will rank equally in all respects with SPP current fully paid ordinary shares. Partial conversion is permitted.
Conversion Price	The Conversion Price is $0.12.
SCP Koala match	In certain circumstances, if SPP seeks to raise additional capital SCP Koala will be provided with an opportunity to participate up to a maximum of $51 million to enable SCP Koala to maintain its percentage equity interest in SPP.
Board Representation	SCP Koala may nominate one person to the SPP board whilst it holds at least 100 Secured Convertible Bonds. Upon conversion of SCP Koala's Secured Convertible Bonds to SPP Shares, SPP has undertaken to procure SCP Koala representation on the SPP Board, commensurate with its then shareholding in SPP.
Anti dilution	In the event SPP issues more than 150 million SPP Shares as a result of the conversion of any Existing Convertible Notes and/or for the purposes of repaying any Existing Debt, the Conversion Number (conversion ratio) used on subsequent conversions by SCP Koala will be adjusted in order to maintain SCP Koala's ownership interest as if only 150 million shares had been issued.
Termination fee	If all Shareholder and other approvals are not obtained and SPP receives alternative financing before 16 April 2004, SPP will pay SCP Koala a break fee of $900,000 and all reasonable expenses (out of the proceeds of that financing).

Source: Explanatory Memorandum

5.2 The Bond Issue is subject to a number of conditions which include:

- requisite shareholder approvals being received;
- requisite ASX approvals and/or waivers being received; and
- requisite approvals being received under the Foreign Acquisitions and Takeovers Act.

5.3 Based on interests as at the date of this report, if the Bond Issue proceeds and, in the future, the Conversion Option takes place, the shareholdings in SPP that may be held by SCP Koala and its affiliates are shown in the diagrams below.

Shareholdings of SCP Koala if the Bond Issue and conversion proceed

5.4 Assuming that tranches 1, 2 and 3 proceed, the maximum extent of the increase in the shareholdings of SCP Koala (and affiliates) in SPP that would result from conversion of all Secured Convertible Bonds is shown in the table below:

Table 2: Maximum extent of the increase in the shareholdings of SCP Koala (fully diluted)

			Assumes the issue of 150 million SPP Shares		Excludes the issue of 150 million SPP Shares	
	Notes	**Funds Raised ($m)**	**No of Shares[1]**	**%**	**No of Shares**	**%**
Convertible Bonds						
Tranche 1		34.0	291,666,550	32.9	291,666,550	39.5
Tranche 2		8.5	70,833,305	37.8*	70,833,305	44.8*
Tranche 3		8.5	70,833,305		70,833,305	
Total tranches		**51.0**	**433,333,160**	**42.1**	**433,333,160**	**49.3**
SCP Koala & affil. (existing holding)			13,762,852	1.33	13,762,852	1.6
Total SCP Koala**			**447,096,012**	**43.4**	**447,096,012**	**50.9**
Additional shares	1		150,000,000	14.6	0	0.0
Existing non-associated shares (diluted)	2		432,044,097	42.0	432,044,097	49.1
Total			**1,029,140,109**	**100.0**	**879,140,109**	**100.0**
Total non-assoc. shareholders			582,044,097	56.6	432,044,097	49.1

* Cumulative

** As stated in the Explanatory Memorandum, if based upon existing SPP fully paid ordinary shares only, SCP Koala's shareholding would be 45.18% to 53.25%.

Source: Explanatory Memorandum and KPMG Corporate Finance analysis

Notes:

1 Assumes the issue of 150 million SPP Shares for any reason (eg on conversion of part or all of Existing Debt, exercise of existing options or otherwise).

2 The diluted percentage interests are based on issued SPP Shares (excluding the existing shares held by SCP Koala and its affiliates), "in-the-money" Equity Participation Shares on issue being exercised, and deferred CPM shareholders exercising their right to convert into SPP Shares as detailed below:

- SPP fully paid ordinary shares	406,254,790
- SPP 40.616c contributing shares	246,304
- Deferred CPM shares	28,626,196
- All deferred CPM contributing shares are exchanged	1,976,688
- All vesting SPP and CPM equity participation shares with less than 18c to pay are fully paid	8,702,971

6 Basis of assessment

6.1 This report has been prepared by KPMG Corporate Finance to accompany SPP's Notice of Meeting to be sent to shareholders to convene the meeting on or about 23 May 2003. The purpose of the meeting will be to seek shareholder approval for the Conversion Option.

Basis of opinion

6.2 Although there are a wide range of transactions that require an assessment of whether they are fair and reasonable to non-associated parties, there is no legal definition of the phrase "fair and reasonable" in these circumstances.

6.3 In forming our opinion as to whether the Conversion Option is fair and reasonable, we have had regard to PS74 which sets out ASIC's guidelines in respect of independent expert reports prepared for the purpose of section 606 of the Act and the meaning of "fair and reasonable".

6.4 PS74 provides that an assessment of whether a transaction is fair and reasonable should involve a comparison of the likely advantages and disadvantages to the non-associated shareholders if a proposed transaction proceeds than if it does not. Accordingly, the meaning of "fair and reasonable" in this context must be capable of a broad interpretation and meet the particular circumstances of each transaction.

6.5 In our opinion the most appropriate basis on which to evaluate whether the Conversion Option is fair and reasonable, is to:

- consider the effect on the non-associated shareholders and to form a judgement as to whether the expected benefits to the non-associated shareholders outweigh any disadvantages that may result; and
- to treat the concepts of fairness and reasonableness as a single opinion, that is, the Conversion Option either is or is not fair and reasonable.

6.6 In forming our opinion as to whether the Conversion Option is fair and reasonable we have had regard to the following factors:

- the historical prices and levels of liquidity at which shares in SPP have traded on ASX;
- the quantum of the discount the Conversion Price of $0.12 represents to recent trading prices of SPP Shares on ASX;
- the likelihood that any proceeds from the realisation of SPP assets would exceed the value implied by the price at which SPP's shares are currently trading on ASX;

- the likely impact of the Conversion Option on the financial position of SPP, in particular its gearing and future prospects;
- the likelihood of an alternative transaction emerging on better terms;
- the dilution of the existing SPP shareholders' voting interests; and
- other advantages and disadvantages of the Bond Issue that may impact the non-associated shareholders in the event that the Bond Issue proceeds.

Methodologies for assessing the underlying value of an SPP Share

6.7 In assessing the underlying value of an SPP Share, we have considered those valuation methodologies set out in ASIC Practice Note 43 ("PN43") as being appropriate for an expert to consider, which include:

- discounted cash flow ("DCF");
- capitalisation of maintainable earnings or cash flows to which is added the estimated realisable value of any surplus assets;
- the amount which an alternative acquirer might be willing to offer if all the securities in the target company were available for purchase;
- the amount that would be distributed to shareholders upon an orderly realisation of assets;
- the most recent quoted price of listed securities; and
- the current market value of the asset, securities or company.

Discounted cash flow

6.8 The DCF methodology values an enterprise on the net present value of its expected future cash flows. It recognises that money has a time value by discounting future cash flows back to present value using an appropriate risk adjusted discount rate.

6.9 This valuation method is generally appropriate for businesses with a finite life, which are currently in a start up phase, are forecasting significant growth or businesses that experience lumpy or volatile cash flows. This methodology usually has application in resource projects where industry circumstances and the performance and prospects of a project allow cash flows to be reasonably projected over the medium to longer term.

6.10 The application of DCF requires, among other things, the development of appropriate assumptions, determination of the timing and amount of expected future cash flows and assessment of a discount rate, which reflects the risk of the cash flows.

6.11 SPP management has prepared preliminary prospective information in respect of Stuart Stages 1, 2 and 3, which indicate potentially significant surplus cash flows in respect of Stuart Stages 2 and 3.

6.12 However, after having regard to the Company's current financial position and the significant operational and other uncertainties attaching to these projected cash flows (discussed at Appendix 2), we consider the ability to rely upon these project cash flows with any degree of confidence beyond, at best, two or three years to be extremely limited. Accordingly, whilst we have had regard to this prospective information in assessing the underlying value of an SPP Share we have had primary regard to values implied by utilising alternative methodologies.

Capitalisation of maintainable earnings or cash flows

6.13 This methodology involves capitalising the earnings or cash flows of a business at the rate that reflects the risks of the business and the stream of income that it generates. This method is most appropriate where the earnings or cash flows of the company are relatively stable and sufficient to justify a value exceeding the value of the company's underlying net assets.

6.14 We do not consider the capitalisation of earnings or cash flow methodology to be appropriate in assessing the underlying value of an SPP Share after having considered:

- the recent operating losses of SPP;
- SPP's expected earnings profile for the near future;
- the Company's current vulnerable financial state; and
- the degree of uncertainty as the Company's longer term prospects.

The amount which an alternative acquirer might be willing to offer

6.15 This approach to assessing value is generally considered in circumstances of takeover offers for control of a company.

6.16 SPP has been actively seeking joint venture parties and major investors since the exit of Suncor in April 2001, with the interest of a significant number of parties having been canvassed. Whilst we are aware that SPP is currently in discussions with parties other than SCP Koala in terms of the acquisition of an interest in the project, we are advised these discussions are at a very preliminary stage and no indication as to pricing has been advised. Accordingly, whilst we have taken into consideration the prospect that an alternative acquirer may exist, we have not relied upon this methodology as the principal basis for assessing the underlying value of an SPP Share.

Orderly realisation

6.17 The orderly realisation value of a company is estimated by determining the net realisable value of the assets or business segments, assuming an orderly realisation and then deducting all relevant liabilities and costs associated with a hypothetical sale, such as exit costs and other such costs not normally incurred in the ordinary course of business. Consequently, this method may ignore the ability of the asset base of the business to generate ongoing future earnings at a level sufficient to justify a value in excess of the value of its assets in an orderly realisation. Inherent difficulties with this technique include valuation of intangible assets, such as brand names, licenses and know how which may or may not be recorded in the balance sheet of the business.

6.18 The Stuart Project is a unique research and development project and there is no history of any transactions involving either the tenements, core technology, plant or the mine. Accordingly, any assessment of the realisable values of these assets would be highly subjective.

6.19 Notwithstanding the difficulties associated with undertaking an orderly realisation valuation, in assessing the Conversion Price, we have implied a value for SPP's assets from the price at which SPP's shares are trading on ASX and have considered the Conversion Price in terms of this implied value and the discount to the implied value that might result in a realisation.

6.20 We note that our consideration of this methodology does not imply that SPP is intending to pursue an orderly realisation.

Recent quoted price of listed securities

6.21 Prices at which a company's shares have traded on ASX are, in the absence of unusual circumstances or low liquidity, often considered to provide an objective measure of the value of that company on the basis that market prices are assumed to incorporate the influence of all publicly available information on the company, its prospects, future earnings and risk

6.22 Trading in SPP Shares has historically been thin. Accordingly, whilst we consider recent trading prices may provide a useful benchmark, our level of confidence in these trading prices as being indicative of the underlying value of SPP's assets is diminished.

Current market value

6.23 This valuation approach assumes that an asset could be sold in the open market. The assets of SPP substantially comprise the operating plant of Stage 1 of the Stuart Project, technology and know how relating to the production of oil from shale and oil shale bearing tenements.

6.24 In view of the unique nature of SPP's assets, there is no established market or means of establishing current market values.

Methodologies for assessing the acquisition of a relevant interest by SPP

6.25 In forming our opinion as to whether the acquisition of the relevant interest by SPP in the Shares is fair and reasonable, we have considered whether there are any commercial implications which may adversely impact upon the interests of the non-associated shareholders.

7 SPP's oil shale project

Background to oil shale

7.1 The oil shale industry has existed in various countries around the world for more than a century. Historically, oil shale mining industries operated in countries including Australia, China, Brazil, France, Germany, South Africa and Estonia. Many multinational oil companies and government agencies invested large sums of money into oil shale research and development as an alternative hydrocarbon source following the oil crisis of the early 1970s. Pilot plants and semi-commercial plants were operated in the Colorado-Wyoming-Utah regions of the United States processing oil shale. These operations commenced during a period of high oil price expectations. However, given the high cost of production of these oil shale plants, they were closed and government support for alternative for hydrocarbon sources was withdrawn.

7.2 Today, oil shale industries are still active in Australia, China, Estonia and Brazil. The industry in Estonia is principally directed towards the production of power through the combustion of the shale and is based on technologies developed in the early 1900s. Aside from the Stuart project in Australia, Brazil and China are the only countries where small scale plants are currently extracting oil from oil shale.

7.3 In its natural state, oil shale is a solid material that contains no liquid hydrocarbons. The hydrocarbon component of oil shale, kerogen, is an organic solid which can only be released from the oil shale through a heating process known as retorting or pyrolysis. By heating the oil shale in the absence of oxygen to a temperature of 500 degrees Celsius, the solid hydrocarbon contained in oil shale decomposes and is released as a vapour. When cooled, this hydrocarbon vapour forms liquid oil and hydrocarbon gas.

7.4 Over the last decade, Australian domestic conventional oil production has not, on average, kept pace with demand, requiring increasing oil imports. According to the Australian Bureau of Agriculture and Resource Economics this trend is unlikely to change. It is likely that in the long term the Australian and international markets are likely to face increased demand for cleaner fuels as environmental regulation of emissions is tightened.

SPP's oil shale project

7.5 SPP has interests in ten oil shale deposits located near Gladstone within the coastal regions of central Queensland, Australia. The oil shale within SPP's deposits is a 40-50 million year old sedimentary rock that contains kerogen, a solid hydrocarbon. These deposits contain a total Mineral Resource of 20.2 billion barrels of shale oil, of which SPP holds interests in over 17.3 billion barrels. SPP believes that its oil shale deposits are particularly attractive as the deposits:

- are silica based, which facilitates extracting oil from the shale and future land rehabilitation;
- contain low levels of impurities such as sulphur;
- are amenable to low cost open pit mining;
- have low overburden to ore ratios; and
- are located close to infrastructure and deep water ports.

7.6 After substantial investment in research for suitable technologies, SPP selected and adapted a processing technology called ATP to develop its oil shale deposits. SPP's testing has shown that using ATP technology to extract oil from its oil shale deposits in Australia produces high quality, clean oil products with low levels of sulphur.

7.7 In 1997, SPP entered into a joint venture agreement with the Suncor group, a Canadian energy group, to develop the Stuart oil shale deposit (the "Stuart Project").

7.8 Through the Stuart joint venture, SPP embarked on the first stage of developing the Stuart deposit to commercial production, which is known as Stuart Stage 1. The joint venture completed construction of Stuart Stage 1 in April 1999. Stuart Stage 1 is the industrial scale pilot development to demonstrate the technical and operational capabilities of the ATP technology. Stuart Stage 1 has a design output capacity of 4,500 barrels per stream day (1,400,000 barrels per year). On successful implementation of Stuart Stage 1 a further two or more stages of the Stuart Project could be developed providing a minimum capacity output of approximately 85,000 barrels per day. With an in situ resource of 2.6 billion barrels, the Stuart deposit has the capacity to produce up to 200,000 barrels per day, equivalent to approximately 25% of Australia's current oil consumption.

7.9 In April 2001, SPP acquired Suncor's interest in the Stuart Oil Shale Project. Following the acquisition, SPP controls 100% of the Stuart Project and took over operatorship of the project from Suncor. Suncor retains a 5% royalty interest in Stuart Stage 1. Suncor subscribed $7 million and received 2.5 million SPP Shares and 926,000 CPM shares in consideration. Additionally, SPP issued Suncor with 12.5 million SPP options exercisable at $1.25 per share and 4.6 million CPM options exercisable at $3.38 per CPM share. All options are exercisable over five years from the date of issue.

7.10 In May 2001, SPP made its first sale of light fuel oil from the Stuart Project. Subsequent sales have been made of both light fuel oil and naphtha. Naphtha is used to make products such as jetfuel and gasoline.

7.11 In 2002, oil product sales tripled to 391,000 barrels generating $20 million in net revenue, including $13 million in excise tax rebate on naphtha sales. SPP receives an excise rebate for shale oil derived naphtha as part of Federal legislation to encourage development of a cost effective production technology for shale oil.

7.12 Total oil production surpassed the 600,000-barrel milestone by January 2003 with 55% of this total produced in 2002. Accordingly, SPP have set a target to increase oil production to approximately 650,000 to 700,000 barrels in the 2003 year. To date, Stuart Stage 1 has encountered problems with reliability and some aspects of the original plant design. The achievement of the plant design capacity of 1,400,000 barrels per year will require additional capital investment.

7.13 SPP is involved in a program to identify and attract suitable partners to participate in Stage 1 with a view to progressing commercial development of Stage 2. The second stage will require the construction of an ATP unit with a 50% greater diameter resulting in a four-fold increase in throughput. The proposed Stage 2 development will share some existing infrastructure and plant with Stage 1 and is estimated to cost approximately $600 million.

7.14 SPP achieved a breakthrough in 2002 with the signing of a multi-year contract with Mobil Oil Australia for SPP's ultra low sulphur naphtha. Sales under this contract could exceed 2 million barrels of oil products with shipments totalling 335,300 barrels being sold to Mobil as at March 2003.

7.15 In September 2002, SPP published a report on its greenhouse gas (GHG) emissions strategy to counter claims made by Greenpeace regarding the carbon intensity of the production and use of oil from shale.

7.16 SPP has achieved an 85% reduction in stack odour emissions compared to levels experienced in 2000 and are committed to meeting stringent new Queensland odour guidelines. Nevertheless, SPP acknowledge that the Stuart plant, like most industrial plants, will never be completely odour free.

8 Profile of SPP

Overview

8.1 SPP and Central Pacific Minerals ("CPM") were both founded in 1968 to conduct petroleum exploration and mineral exploration respectively. The tax regime that distinguished between petroleum and mineral exploration triggered the establishment of separate companies. This regime was removed in 1972.

8.2 In 1973, SPP and CPM undertook to become actively involved in oil shale. The involvement in oil shale embraced oil and mining interests and consequently any interests acquired were taken up on a 50/50 basis between SPP and CPM.

8.3 SPP and CPM were both listed on ASX in 1968.

8.4 In January 2002, SPP's and CPM's security holders passed resolutions approving schemes of arrangement between SPP and CPM. As a result, SPP assumed control of CPM on 8 March 2002 by increasing its shareholding in CPM from 34% to 90.39%. This merger of SPP and CPM created a single publicly listed entity, SPP.

Financial profile

Financial performance

8.5 SPP's audited consolidated profit and loss statements for the years ended 31 December 2001 and 2002 are summarised below:

Table 3: SPP's historical financial performance

	Audited Year ended 31 Dec 2001 $'000	Audited Year ended 31 Dec 2002 $'000
Revenue from operating activities	4,105	27,107
Revenue from outside operating activities	3,010	7,890
Total revenue from ordinary activities	**7,115**	**34,997**
Operating loss from ordinary activities before tax	(29,441)	(41,456)
Income tax benefit	-	-
Net loss	**(29,441)**	**(41,456)**

Note: SPP does not prepare monthly statements of financial performance. Hence, we have not shown the financial performance for the period since 31 December 2002 in this table.

Source: SPP Annual Report 2002

8.6 The increase in revenue from operating activities was a result of oil product sales tripling in 2002 to 391,000 barrels. Revenue from other operating activities comprises interest and dividends received, investment income and proceeds on the sale of property, plant and equipment, property held for resale and share sales.

8.7 Expenses incurred in the year ended 31 December 2002 were significantly higher than in prior periods. Expenses that increased materially include:

- costs relating to Stuart Stage 1 expensed (2002:$54.5 million, 2001: $20.5 million), reflecting SPP's increased interest in the project; and
- general and administration expenses (2002:$11.9 million, 2001: $5.9 million).

Financial position

8.8 SPP's audited consolidated net assets as at 31 December 2001 and 2002 and the unaudited consolidated net assets as at 28 February 2003 were as shown below:

Table 4: Summary of net assets

	Audited 31 Dec 2001 $'000	Audited 31 Dec 2002 $'000	Unaudited 28 Feb 2003 $'000
Current assets			
Cash	2,074	10,089	9,717
Receivables	1,144	1,167	1,085
Investments	5,066	81	-
Inventories	3,408	4,352	4,186
Other	10,990	-	-
Total current assets	22,682	15,689	14,988
Non-current assets			
Receivables	3,129	4,167	4,167
Investments			
Associated resource exploration companies	20,937	-	-
Other	250	-	-
Inventories – Land	162	-	-
Property, plant and equipment	1,231	1,946	1,663
Exploration and evaluation costs	88,136	186,565	186,767
Total non-current assets	113,845	192,678	192,597
Total assets	**136,527**	**208,367**	**207,585**
Current liabilities			
Accounts payable	5,155	6,481	7,582
Provisions	11,622	2,060	1,787
Total current liabilities	16,777	8,541	9,369
Non-current liabilities			
Interest bearing liabilities	15,015	61,252	58,752
Provisions	68	751	783
Total non-current liabilities	15,083	62,003	59,535
Total liabilities	**31,860**	**70,544**	**68,904**
Net assets	**104,667**	**137,823**	**138,681**
Number of fully paid ordinary shares on issue	**321,011**	**405,280**	**406,255**
Net asset backing per fully paid ordinary share - $	**0.33**	**0.34**	**0.34**

Source: SPP Annual Report 2002 and Explanatory Memorandum

Investments

8.9 Investments classified as current assets consist of listed shares in other corporations and, in relation to the 2001 year, floating rate notes.

8.10 The investment in the associated resource exploration companies in 2001 comprised of listed securities held in CPM ($20.9 million) and unlisted shares in Southern Pacific Petroleum (Europe) S.A.. No such amount was recorded at the end of the 2002 financial year as a result of CPM becoming a controlled entity of SPP. Other non-current investments, in relation to the 2001 year, comprise unlisted government and semi-government bonds.

Other current assets

8.11 Other current assets in 2001 included restricted deposits of $10.7 million. This was reduced in 2002 pursuant to the exercise of a put option relating to the research and development syndicate in which SPP and CPM had been involved.

Exploration and evaluation expenditure

8.12 Exploration and evaluation expenditure includes costs of projects still at an exploratory or evaluation stage. Exploration and evaluation costs include costs of exploration, determination of recoverable reserves, engineering and economic feasibility studies, procurement of finance, gaining access to reserves, construction costs of pilot plants (Stuart Stage 1) and all technical and administrative overheads directly associated with these functions. Costs have been defined to include only costs directly expended on exploration and evaluation by the Company.

8.13 As noted in the annual reports, evaluation expenditure for each area of interest/mineral resource is carried forward, but only to the extent to which its recoupment is reasonably assured through successful development or where exploration has not yet reached a stage which permits a reasonable assessment of the existence or otherwise of recoverable mineral resources.

8.14 The movement in the total carried forward expenditure from 2001 to 2002 included the merger of the accumulated exploration costs of SPP with CPM ($94.6 million), additional costs incurred in the year of $34.8 million less expenses written off in 2002 net of product sales of $31.0 million.

Payables

8.15 Payables comprise of unsecured trade creditors and interest payable on unsecured convertible notes.

Non-current borrowings

8.16 Non-current borrowings comprise:

	Audited 31 Dec 2001 $'000	Audited 31 Dec 2002 $'000	Unaudited 28 Feb 2003 $'000
Unsecured convertible notes	15,015	29,991	29,991
Loans from other parties	-	31,261	28,761
	15,015	61,252	58,752

Source: SPP Annual Report 2002 and Explanatory Memorandum

Unsecured convertible notes

8.17 The unsecured convertible notes were issued on 1 December 1999 and are repayable on 1 December 2004. The notes bear interest at 8.5% per annum. The details of the unsecured convertible notes are as follows:

- SPP issued 4,550,000 notes at an issue price of $3.30 per note. The notes can be converted into SPP Ordinary Shares at any time on the basis of one convertible note for one ordinary share;
- CPM issued 1,920,000 notes at an issue price of $7.80 per note. In accordance with the Schemes of Arrangement, the notes are convertible into SPP ordinary shares at any time on the basis of one note for 2.664 SPP ordinary shares.

Key conversion and redemption features of the convertible notes are:

- the ability to be redeemed by the Company at the issue price at any time between 1 December 2001 and 1 December 2004; and
- consideration for early redemption will be the issue price of each note and the issue of an unlisted option for one ordinary share for each note redeemed (2.664 SPP Shares for each CPM note). The exercise price and maturity date for each option will be the same as that for each note.

Loans from other parties

8.18 SPP, in conjunction with CPM and SPP (USA) Inc, has arranged for unsecured guarantee facilities totalling US$17.5 million to be provided to secure working capital to progress the Stuart project. The guarantees have been used by SPP (USA) Inc to arrange finance facilities of US$17.5 million with US lenders. SPP(USA) Inc has fully drawn down these facilities, the funds from which were on-lent in full to SPP, which in turn on-lent 50% of these funds to CPM.

8.19 The guarantee facilities provided to SPP, in conjunction with CPM and SPP (USA) Inc, are summarised as follows:

- Mr John Val Browning provided a US$7.5 million unsecured guarantee facility. This facility was fully drawn down on 27 February 2002 through an advance from Wells Fargo Bank.
- Mr Frederick Whittemore, a director of SPP (USA) Inc, has provided a US$7.5 million unsecured guarantee facility. This facility was fully drawn down on 28 May 2002 through an advance from JP Morgan Chase Bank.
- Mr Malcolm G Chace III, has provided a US$2.5 million unsecured guarantee facility. This was fully drawn down on 26 July 2002 through an advance from Wells Fargo Bank.

8.20 These funds are due for repayment on or before the date three years after the funds are first drawn down, however, the Company may elect to repay, in whole or in part, the amount drawn down at any time during the three-year period. Once the finance facilities are repaid, the guarantee facilities and associated fees are cancellable at SPP's election. The amounts payable under these facilities are effectively not hedged. At 31 December 2002, the weighted average interest rate paid on these facilities was 3.9%.

Contingent Liabilities

8.21 The Company has a number of contingent liabilities, including, inter alia:

- Claims for $12.3 million made against the SPP group and Suncor Energy, relating to the alleged odour and noise emissions from the Stuart Stage 1 Plant, of which the SPP group's share would be $6.2 million. The Company believes it is not liable for such an amount and that if any liability does arise it is unlikely to result in any material loss.
- Formal proceedings were lodged by Bechtel against the SPP group and Suncor Energy, relating to the Bechtel contract for the construction of the Stuart Stage 1 Plant. The Bechtel claim was for alleged entitlements to payment under the Agreement totalling $10.5 million and damages totalling US$13 million. SPP had also asserted its right to substantial counter claims for further damages. While the partners have agreed in principle to a walk away on both sides, a legally binding agreement to this effect has yet to be completed.

Tax benefits

8.22 The Company estimates that the future income tax benefit resulting from tax losses of the company amounted to approximately $32.3 million at 31 December 2002. These tax losses have not been brought to account as their realisation is not considered to be virtually certain.

Capital structure

8.26 SPP's share capital comprises fully paid ordinary shares, contributing shares, and equity participation shares. The Company has also issued unsecured convertible notes and options. The number and value of each security class in SPP is illustrated below:

Table 6: SPP Share capital as at 4 March 2003

Security class	Number on issue
Ordinary shares (fully paid)	406,254,790
Ordinary shares (paid to 40.616 cents)	246,304
Ordinary shares (paid to 10 cents)	2,562,747
Equity participation shares (paid to 1 cent)	28,824,385
Equity participation shares (paid to 0.375cents)	22,906,002
Total paid up capital	**460,794,228**
Options:	
Expiring 19/11/04 (exercise price of $0.55 each)	27,575,998
Expiring 20/04/06 (exercise price of $1.25 each)	12,500,000
Expiring 20/04/06 (exercise price of $1.2669 each)	12,331,656
Convertible Notes at $3.30 per note (each convertible into one SPP Share)	4,550,000
Guarantee Facility options over maximum 26,907,932 fully paid ordinary shares (assuming US$0.50=A$1.00)	14
CPM Securities (each convertible into 2.664 equivalent SPP Shares)	
Ordinary Shares (Fully paid)	10,745,569
Ordinary Shares (Paid to 25 cents)	742,000
Equity Participation Shares (Paid to 1 cent)	1,882,250
Convertible Notes at $7.80 per note	1,920,000

Source: ASX Announcements

8.27 SPP's top 20 ordinary shareholders as at 28 February 2003 are shown below:

Table 7: SPP's major shareholders

Shareholder	Number of shares	Percentage held
ANZ Nominees Limited	214,908,478	52.53%
National Nominees Limited	31,818,108	7.78%
Oil Structure Surveys Limited	24,662,682	6.03%
Westpac Custodian Nominees Ltd	22,666,112	5.54%
JP Morgan Nominees Australia Ltd	8,945,001	2.19%
Sunoco Inc.	2,740,199	0.67%
Ian McFarlane	2,419,000	0.59%
Citicorp Nominees Pty Ltd	2,116,205	0.52%
Kanaird Investments Pty Ltd	1,539,701	0.38%
Macquarie Equities Custodians Ltd	1,000,000	0.24%
Mr John Val Browning	827,513	0.20%
C M Abbott Pty Ltd	800,000	0.20%
Mr Frederick B Whittemore	749,983	0.18%
MLC Limited	717,456	0.18%
Mr John Allen Browning	625,000	0.15%
Mr Lionel Goldfrank	599,983	0.15%
Mr Donald Charles Macpherson	591,375	0.14%
Rubicon Nominees Pty Ltd	590,124	0.14%
Mr Peter Luke	550,000	0.13%
HSBC Custody Nominees (Australia) Ltd	521,471	0.13%
Total held by top 20 shareholders	**319,388,391**	**78.07%**

Source: SPP

8.28 Substantial shareholders as at 7 February 2003 were:

Shareholder	Number of shares	Percentage held
Trans Pacific Petroleum N.L. (Group)[1]	27,156,540	6.7%
L-R Global Partners L.P.	21,615,439	5.3%
Sir Ian McFarlane	4,776,500	1.2%
Dampier Pty Ltd[1]	321,920	0.1%
Damplin Pty Ltd[1]	67,300	0.02%

Note 1: Controlled by Sir Ian McFarlane. Sir Ian McFarlane has a relevant interest in 32,322,260 shares in the Company, representing a total relevant interest of 7.96%.

Source: SPP Annual Report 2002 (latest notifications were as at 7 February 2003)

8.29 No substantial shareholders notices have been lodged with the Company subsequent to 7 February 2003.

8.30 Holders of ordinary shares (both fully and partly paid) are entitled to vote in the proportion of one vote per ordinary share held.

8.31 The rights of equity participation shares are the same as for ordinary shares except that:

- there are no voting rights except:
  - in respect of resolutions changing or having the effect of changing the members of the board of directors of SPP where the directors believe that there has been a change in control of SPP; or
  - where the shares are allotted and issued to persons after 24 April 2002, the shares shall entitle its holder to the right to vote at any general meeting in proportion to the amount paid up on the share;
- there is no right to dividends;
- there is no right to receive a distribution in excess of the amount paid up on the share at the time of winding up of the company;
- following completion of three years continuous service with SPP from the date of issue, the holder of Equity participation shares (paid to either 1 cent or 0.375 cents) may apply to the directors to pay unpaid capital and have the shares converted from Equity participation shares to fully paid ordinary shares; and
- Equity participation shares are issued by SPP to its employees, consultants and directors in accordance with SPP's constitution. Equity participation shares are issued at the last sale price on the day immediately preceding the issue and are paid to 1 cent.

8.32 On 16 April 2003, SPP held its Annual General Meeting. SPP's shareholders approved the issue of the following shares and options:

- issue of up to 1,800,000 SPP Shares and 1,800,000 options, exercisable by 19 November 2004 at $0.55, to acquire SPP Shares to Mr Goldfrank III and/or his associates;
- issue of options to Mr Chace, which, if exercised, could be converted into 2,000,000 SPP Shares, in consideration for the continued provision of a US$2.5 million guarantee facility; and
- issue of options to Mr Whittemore and/or his associates, which if exercised could be converted into 6,000,000 SPP Shares, in consideration for the continued provision of a US$7.5 million guarantee facility.

Options

8.33 In part consideration for the purchase of the remaining 50% of the Stuart Stage 1 Joint Venture, SPP issued the following options to Sunoco Inc, a subsidiary of former joint venture partner, Suncor:

- 12,500,000 options issued on 20 April 2001 at an exercise price of $1.25 and which expire on 20 April 2006; and
- 12,331,656 options issued on 8 March 2002 at an exercise price of $1.2669 and which expire on 20 April 2006. These options were issued in conjunction with the Schemes of Arrangement and in consideration for the cancellation of 4,629,000 options issued previously by CPM.

8.34 Features of these options include:

- each option entitles the option holder to subscribe for one fully paid ordinary share in SPP;
- the options will not permit the holder to participate in new issues of securities by the company without exercising the relevant option;
- the options can be exercised prior to 20 April 2006, but only as follows:
  - no more than 20% in aggregate by 20 April 2002
  - no more than 40% in aggregate by 20 April 2003
  - no more than 60% in aggregate by 20 April 2004
  - no more than 80% in aggregate by 20 April 2005
  - no more than 100% in aggregate by 20 April 2006.

8.35 As discussed at paragraph 8.19 above, SPP, combined with CPM and SPP (USA) Inc, has arranged for guarantee facilities (totalling US$17.5 million) to provide funding for up to three years. Fees payable for provision of these guarantees are three year share options. The following options have been issued in respect of this arrangement:

- On 21 December 2001, SPP issued 4 options to Mr John Val Browning in consideration for provision of a US$7.5 million guarantee facility provided by Mr Browning. If exercised, the options could be converted into a maximum of 10,050,000 SPP Shares per option;
- On 8 March 2002, an additional 4 options were issued to Mr Browning in consideration for the cancellation of options issued previously by CPM, as per the Schemes of Arrangement between SPP and CPM. If exercised, the options could be converted into a maximum of 10,057,932 SPP Shares per option;

- On 18 September 2002, 2 options were issued to Mr Malcolm G Chace III, in consideration for a US$2.5 million guarantee facility. SPP has agreed to issue a further 2 options should the guarantee facility remain in place at the relevant calculation date. If exercised, the options could be converted into a maximum of 6,700,000 SPP Shares per option; and

- On 29 October 2002, 4 options were issued to parties nominated by Mr Frederick Whittemore in consideration for a US$7.5 million guarantee facility. SPP has agreed to issue a further 4 options should the guarantee facility remain in place at the relevant calculation date. If exercised, the options could be converted into a maximum of 20,100,000 SPP Shares per option.

Rights issue and private placement

8.36 During 2002, SPP announced the raising of funds through the following equity transactions:

- On 29 November and 23 December 2002, SPP issued 21,433,956 fully paid ordinary shares and options to acquire fully paid ordinary shares (exercise price of $0.55 per share and expire on 19 November 2004), through a non-renounceable rights issue. The issue price was $0.35 per share;

- SPP issued 5,167,059 fully paid ordinary shares and options to acquire fully paid ordinary shares (exercise price of $0.55 per share and expire on 19 November 2004), through a private placement to overseas investors. The issue price was $0.35 per share; and

- SPP also agreed to issue 2,775,000 fully paid ordinary shares and options to acquire fully paid ordinary shares (exercise price of $0.55 per share and expire on 19 November 2004). The issue price was the same as above. The allotment on 28 February 2003 of 974,983 fully paid ordinary shares represents the first part of the capital raising. The final part of this capital raising is due for settlement in late May 2003.

8.37 The above issues raised a total of $10.2 million in new capital as a result of $6.7 million from the non-renounceable rights issue and $3.5 million from a private placement to overseas investors.

8.38 SPP indicated the funds raised from the above issue would be applied to working capital, in respect of the first $10 million, with the balance of funds raised utilised for capacity and reliability improvements to the Stuart Stage 1 demonstration plant.

Share price trading and liquidity analysis

8.39 SPP's recent share price and trading volumes are shown in the chart below:

Figure 1 : SPP weekly share price trading and volumes


Co-venturer, Suncor exits the Stuart Shale Oil Project
First sale of oil shale from Stuart Stage 1
ASX's energy stocks index falls to a record low
Naphtha sales contract with Mobil
Capital raising of $10.2 mill announced
Volume (%)
Price ($)
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
2.2
1.7
1.2
0.7
0.2
-0.3
23 Feb 2001
20 Apr 2001
15 Jun 2001
10 Aug 2001
5 Oct 2001
30 Nov 2001
25 Jan 2002
22 Mar 2002
17 May 2002
12 Jul 2002
6 Sep 2002
1 Nov 2002
27 Dec 2002
21 Feb 2003
Vol %
SPP

Source: Bloomberg and KPMG Corporate Finance analysis

8.40 SPP Shares have traded on ASX for over 30 years. The above chart shows the closing weekly trading prices and volumes since February 2001.

8.41 Trading volumes in SPP Ordinary Shares are low with the total weekly trading volumes only exceeding 1% of shares on issue once since February 2001.

8.42 There has been a general downward trend in SPP's share price since February 2001 with a pronounced decline in April 2001. That substantial fall followed co-venturer Suncor's exit from the shale oil project.

8.43 Other factors that may have contributed to the recent trading prices of SPP Shares on ASX, include:

- Stuart Stage 1 is operating on a negative cash flow basis;
- the Company does not have funding for working capital beyond the short term and to date has been unable to fund reliability enhancements to Stuart Stage 1 research and development plant;

- the Company has not had a joint venture partner since April 2001, despite active searches;
- commercialisation of oil from shale production through Stuart Stages 2 and 3 require massive capital funding in the order of $600 million and $3 billion to $6 billion respectively;
- the Dow Jones Industrial Average and the ASX All Ordinaries Index have declined significantly over the last 24 months. The decline in equity values, globally and investor sentiment are not favorable for raising speculative risk capital; and
- SPP's market capitalisation is relatively small at $69.1 million and consequently, institutional investment demand is now limited.

8.44 The following table summarises the liquidity of SPP Shares over recent time periods:

Table 8: SPP Liquidity

Period Prior to 11 April 2003	Share price (high) $	Share price (low) $	Weighted average share price $	Cumulative volume (000)	As a % of issued capital
1 month	0.19	0.16	0.17	7,355	1.81%
3 months	0.25	0.16	0.18	18,582	4.57%
6 months	0.49	0.16	0.24	30,957	7.62%
12 months	0.83	0.16	0.39	53,419	13.15%

Source: Bloomberg and KPMG Corporate Finance analysis

8.45 SPP Shares also trade as American Depositary Receipts ("ADR") on National Association of Securities Dealers Automated Quotation System ("NASDAQ"), with 1 ADR representing 40 ordinary shares. The following table summarises the liquidity of SPP ADR's over recent time periods:

Period Prior to 11 April 2003	ADR price (high) US$	ADR price (low) US$	Weighted average ADR price US$	Cumulative ADR volume (000)	As a % of issued capital
1 month	4.34	3.75	4.01	133	1.31%
3 months	5.10	3.75	4.21	489	4.81%
6 months	10.28	3.75	5.43	801	7.88%
12 months	18.35	3.75	8.05	1,309	12.89%

Source: Bloomberg and KPMG Corporate Finance analysis

8.46 As is evident from the each above tables, trading liquidity in SPP equities on both ASX and NASDAQ is relatively low.

9 Profile of Sandefer LP, SCP Koala and affiliates

Sandefer LP

9.1 As stated in the Explanatory Memorandum, Sandefer LP (ie Sandefer Capital Partners LP) manages and advises (directly and through affiliated entities) private equity funds focused on the energy industry which have investments (funded and committed to be funded) of approximately $300 million. The firm is based in Austin, Texas.

9.2 Typical Sandefer LP investments are focused on producing oil and gas acreage with the potential for significant follow-on development. Sandefer LP prefers engineering risks to geological risks and seeks proven management teams and entrepreneurs with specific technical expertise in a given area.

9.3 Sandefer LP's investments and commitments are in the areas of:

- acquisition and development of conventional onshore oil and gas.
- perpetual minerals and override royalty acquisitions.
- greenfield development of unconventional gas (coal-bed methane and fractured shale).

9.4 The principals of Sandefer LP are Jeff D Sandefer and George Lindahl III.

9.5 Jeff D Sandefer has over twenty five years of experience in the energy industry as a operator and investor. He has a track record of building successful energy companies, most notably Sandefer Offshore, an oil and gas company that produced over US$500 million in profits in its first four years of operation. Mr Sandefer has a degree in Petroleum Engineering from the University of Texas and an MBA from the Harvard Business School.

9.6 George Lindahl III has over thirty five years of experience in the oil and gas industry and has served as Vice Chairman of the Board at Anadarko Petroleum and Chief Executive Officer and Chairman at Union Pacific Resources. Mr Lindahl has a degree in Geology from the University of Alabama, with graduate studies at Tulane and the Harvard Business School.

9.7 Sandefer LP's investors include large institutional investors, charitable trusts and wealthy families in the United States.

SCP Koala

9.8 The investment structure is presented diagrammatically in section 2.7 of the Explanatory Memorandum.

9.9 The Secured Convertible Bonds are to be held by SCP Koala ie (SCP Koala DE LLC) which is a limited liability company domiciled in Delaware and wholly owned by Mr Ian

McKinnon who is a United States manager of portfolio securities. The day to day management of SCP Koala is to be undertaken by SCP Koala Manager LLC.

9.10 SCP Koala will be responsible for the management of the investment and will assume the rights and obligations under the transaction documentation for and on behalf of SCP Koala Partners. It is intended that any shares issued on conversion of the Secured Convertible Bonds will be held by SCP Koala as trustee and manager for SCP Koala Partners.

9.11 SCP Koala Partners is a Cayman Islands general partnership, whose partners and partnership interests comprise:

- Koala Investment Partners ("KIP") - approximately 98%;
- SCP Koala Holdings - a nominal percentage interest; and
- Jeff D Sandefer as trustee for the SCP Koala Trust - approximately 2%.

9.12 KIP is a Delaware partnership that is also managed by SCP Koala. KIP was established for the purpose of providing a structure for individual portfolio investors.

9.13 SCP Koala Holdings is a Cayman exempt company that is owned and controlled by Jeff Sandefer.

9.14 SCP Koala Trust is an entity that is controlled by Jeff D Sandefer.

10 Assessment of the underlying value of an SPP Share

10.1 In assessing the underlying value of an SPP Share we have had regard to the value of SPP's principal assets, being its interests in mineral and exploration assets, implied by recent trading prices of SPP Shares on ASX.

10.2 Based on:

- the closing price of an SPP Share on ASX on 11 April 2003 of $0.17;
- SPP's weighted average closing price for the three months prior to the date of the announcement of the Bond Issue of $0.18; and
- SPP's audited consolidated balance sheet as at 31 December 2002,

the implied value of SPP's core mineral and exploration assets is between $123.5 million and $127.8 million, as set out in the table below:

Table 9: Implied value of SPP's core mineral and exploration assets

	Current share price $ Million	**Three Month Weighted average share price $ Million**
Market value of equity	69.1	73.1
Outside equity interest in CPM[1]	4.7	5.0
Total equity interests	73.8	78.1
Add: Net interest bearing debt	49.0	49.0
Enterprise value	122.8	127.1
Less: Other net assets[2]	(0.7)	(0.7)
Mineral and exploration assets	**123.5**	**127.8**

Notes:

1 Based on 6.4% outside equity interests

2 Other net assets have been calculated based on the book values of the relevant asset and liability categories as at 31 December 2002. Property, plant and equipment has been excluded and assumed to be largely associated with the Company's mineral and exploration development programme.

10.3 In assessing the reasonableness of this range of implied values for SPP's core mineral assets we have considered whether the proceeds from any orderly realisation of the Company's core mineral and exploration assets is likely to exceed the abovementioned range of values.

10.4 In this regard, we note that SPP considers there are likely to be few, if any, natural buyers for the Company's principal asset, being the Stuart Project, as the project is unique and no other industry participant has sufficient knowledge in developing the technologies employed on the project to be able to commercially benefit from the purchase of the Stuart Stage 1 plant.

10.5 Further, the Stuart Stage 1 plant and facilities have been specifically designed to exploit siliceous lacustrine oil shale deposits and may not be suitable for other oil shale deposits outside of Australia. Moreover, the Stuart Stage 1 plant has little application to any other research and development projects in carbonaceous marine oil shales or to any other industries. Whilst component parts may be able to be utilised in other industries, these opportunities would appear to be limited as most are prototypical and specifically designed for the characteristics of the Stuart oil shale deposit and the resultant process streams.

10.6 We note that the sale of all of the Company's assets would likely require certain creditor approval. If that approval was not forthcoming, potential events of default could be triggered in respect of Existing Debt. In this regard, the orderly disposal of any Stage 1 assets to any party not intending on carrying on operations at Stuart for the benefit, at least in part, for SPP, might not be allowed to proceed under the Company's direction.

10.7 In these circumstances we consider there is a real prospect that any sale process, would realise proceeds at a significant discount to the values implied by the prices at which SPP Shares have traded recently on ASX.

10.8 The Conversion Price for the Secured Convertible Bonds of $0.12 implies a value for the Company's mineral and exploration assets of approximately $101.8 million as set out in the table below:

Table 10: Implied value of the mineral and exploration assets based on the Conversion Price

	$0.012 Conversion price $m
Market value of equity	48.8
Outside equity interest in CPM[1]	3.3
Total equity interests	52.1
Add: Net interest bearing debt	49.0
Enterprise value	101.1
Less: Other net assets[2]	(0.7)
Mineral and exploration assets	**101.8**

Notes:

1 Based on 6.4% outside equity interests

2 Other net assets has been calculated based on the book values of the relevant asset and liability categories as at 31 December 2002. Property, plant and equipment has been excluded and assumed to be largely associated with the Company's mineral and exploration development programme.

10.9 This value represents a discount to the values implied by recent trading prices of SPP Shares of between:

- 18%, based on a current share price of $0.17; and
- 20%, based on a weighted average share price of $0.18.

10.10 Based on the above we do not consider that it is unreasonable to expect that the current net realisable value of SPP's principal assets would fall within, if not below, the range of values implied by the Conversion Price.

11 Alternative sources of funding

11.1 We have discussed with SPP's senior management the likelihood of the Company being able to raise alternative funding on better terms than those currently proposed and were advised that SPP has been actively involved in seeking financial investors and also joint venture partners, particularly since the exit of its former joint venture partner, Suncor in April 2001. However, the decline in equity values and investor sentiment has not been favourable for SPP's fund raising endeavours.

11.2 In searching for partners and investors, SPP has utilised the assistance of corporate advisory firms, investment banks, stockbrokers, private equity specialists and oil industry participants in Australia and overseas.

11.3 In terms of financial investors no other agreement in relation to any funding has been finalised and this is still uncertain.

11.4 In terms of potential joint venture partners, a significant number of parties have been identified and approached. While discussions are ongoing with a number of parties, none have yet committed to forming a joint venture with SPP for the development of the Stuart Project. SPP is nevertheless committed to continuing to seek a joint venture party to develop the Stuart Project whether or not the Bond Issue proceeds.

11.5 In November 2002, SPP sought to raise additional capital through a rights issue at $0.35 per share and placement, which closed less than fully subscribed. These raised a gross total of $10.2 million.

12 Assessment of fairness and reasonableness

Conversion Option

12.1 In assessing whether non-associated shareholders in SPP are likely to be better off if the Bond Issue and the exercise of the Conversion Option proceed than if they do not, we have considered various advantages and disadvantages that are likely to accrue to non-associated shareholders together with other considerations as set out below.

Advantages

Approval of the Conversion Option will provide SPP with an opportunity to continue as a going concern

12.2 SPP is in a vulnerable financial state having recorded a net consolidated trading loss attributable to members of approximately $39.5 million for the year ended 31 December 2002. SPP's consolidated cashflow statement indicates that whilst the Company recorded a slight cash flow surplus over the year to 31 December 2002, net cash outflows from operating activities of approximately $44.0 million were recorded over the period. These net outflows were largely funded by a significant increase in long-term borrowings (approximately $32.5 million).

12.3 The Company has recorded net cash outflows from operations in the current year of approximately $1.1 million in the two months to 28 February 2003. The Company currently holds cash in the order of $9 million. SPP's management expects that the Company's continued operations will result in the consumption of this cash holding within six months.

12.4 Therefore, it is critical that SPP immediately achieve at least one of the following in the short term:

- a raising of substantial equity from an investor(s);
- securing a joint venture partner who would fund working capital and the capital expenditure necessary for SPP to execute its business plan; or
- raising of further equity from existing shareholders and/or the market generally.

12.5 As noted in section 11, SPP's senior management have been actively involved in seeking financial investors and joint venture partners and the Company does not have in hand any significant equity or debt funding alternative to the Bond Issue.

12.6 Based on the results of the recent rights issue and placement, the current trading price of SPP Shares, the current state of equity markets generally and the current uncertainty in relation to the prospects of SPP, we consider that SPP has limited prospects of raising further significant funds in the absence of the Bond Issue from equity and/or debt markets.

12.7 We have discussed with the directors the likely outcome in the event shareholders resolve not to approve the Conversion Option. The directors have indicated that, in their opinion, unless an injection of substantial capital emerges quickly, it is possible that SPP will not be able to continue as a going concern.

12.8 In these circumstances the directors consider the most likely outcome will be, within a short timeframe, the appointment of an external administrator to each of the companies in the SPP group and that if this were to occur, it would trigger certain events of default under the

existing convertible notes and guarantee facilities which, in turn, is likely to lead to the relevant parties seeking to enforce their rights.

12.9 In the circumstances of a forced realisation, we expect that the values of SPP's mineral and exploration assets would be adversely impacted, thereby negatively impacting the prospects of a return of capital to SPP Shareholders.

12.10 We note that in such circumstances, if the net proceeds from a realisation of SPP's mineral and exploration assets were 18% or more below the value implied by SPP's current trading price of $0.17, then this would result in a realisation value per SPP Share less than that implied by a conversion price for the Secured Convertible Bonds of $0.12.

12.11 Shareholder approval of the Conversion Option is a condition precendent to the Bond Issue. Accordingly, approval of the Conversion Option will, assuming all other conditions precedent are either satisfied or waived, facilitate the Bond Issue.

12.12 In addition to providing sufficient working capital to Company to fund its on-going commitments, at least in the medium term, the Bond Issue is expected provide SPP with sufficient capital to fund operational capacity and reliability enhancements to Stuart Stage 1 and, dependent upon the outcome of Stage 1 possibly fund the next phase of development work at Stuart Stage 2.

Capital injections from the Bond Issue are expected to provide funding to achieve design capacity for Stuart Stage 1

12.13 The capital injections (if tranches 1 to 3 proceed) are expected to provide sufficient capital to enable Stuart Stage 1 to achieve design capacity, which may result in the demonstration plant achieving positive cash flows, and may provide capital toward advancement of the next phase of Stuart Stage 2.

Exercise of the Conversion Option may be positive in attracting the interest of investors and joint venture partners

12.14 The application of the Bond Issue proceeds to establish the reliability of Stuart Stage 1 and the next phase of Stuart Stage 2, coupled with the conversion of the Secured Convertible Bonds to equity may contribute to lowering the perceived risk of an investment in SPP. If positive results are achieved then this could reasonably be expected to be positive in attracting the interest of investors and/or joint venture partners, which may in turn translate into higher trading prices and increased liquidity in SPP Shares.

Disadvantages

Exercise of the Conversion Option will significantly dilute the interests of existing shareholders and SCP Koala may control SPP

12.15 Non-associated shareholders will experience a significant dilution of their interest in SPP's assets in the event that the Conversion Option is approved and SCP Koala elects to exercise its rights. Currently non-associated shareholders hold 96.9% of SPP's issued capital. In the event that all three tranches are issued to SCP Koala and if the Conversion Option is approved and SCP Koala elects to exercise its options to their full extent SCP Koala may hold 50.9% of the expanded issued capital of SPP on a fully diluted basis.

Exercise of the Conversion Option will result in shares being issued at a discount to current prices at which SPP Shares are trading on ASX

12.16 The Conversion Price for the issue of SPP Shares to SCP Koala of $0.12 represents a discount of 29.4% to the closing price for an SPP Share on 11 April 2003 of $0.17.

12.17 It is usual for a premium to be paid over the value of a portfolio shareholding in circumstances where an acquirer will achieve control of an entity, reflecting the benefits such as the ability to access cash flows and control the strategic direction of a company.

12.18 Whilst certain of these benefits would only accrue to SCP Koala upon achieving 100% control, having regard to the SCP Koala's potential shareholding and the current composition of SPP's shareholder register, we consider that SCP Koala would likely be able to influence the outcome of any general meeting of the Company and therefore significantly influence the future direction of the Company.

12.19 Based on SPP's current share price, prima facie, SCP Koala is paying no premium for control. Further, we consider that it is not unreasonable to expect that the underlying value of an SPP Share is likely to fall within, if not below, the Conversion Price.

12.20 However, given the recent trading performance of the Company and the continuing uncertainty as to both the Company's future, the unproven nature of its technology processes and its ability to generate a return to shareholders equal to its current net asset backing, we consider it reasonable to expect that any equity investor would require a significant inducement to inject a significant amount of risk capital into the Company at this time.

Independent information relating to SCP Koala and its related entities has not been provided to us

12.21 SPP has provided us with an outline of the strategic approach of Sandefer and its activities but has not been able to provide us with significant independent or publicly verifiable

information upon which to assess the merits of Sandefer LP, SCP Koala and their related entities and their funding capability, investment horizon and strategic capability.

The Bond Issue will be secured

12.22 Approval of the Conversion Option will, assuming all other conditions precedent are either satisfied or waived, facilitate completion of the Bond Issue, which will, prior to any conversion, increase SPP's debt obligations by between $34 million and $52 million. The Bond Issue is to be secured over the assets of SPP and various group companies to the extent of $40 million and should the Guarantee Facilities be extinguished, the security shall extend to the full amount owing under the bonds.

12.23 Accordingly, in the event of any cessation of business and realisation of SPP's assets, prior to the Guarantee Facilities being extinguished, the holders of the Secured Convertible Bonds will have a priority to repayment ranking ahead of both unsecured creditors and non-associated shareholders to the extent of $40 million. Any amount repayable in excess of $40 million will rank equally with other unsecured creditors but before non-associated shareholders.

Completion of the Conversion Option may reduce the likelihood of a takeover offer being received in the future

12.24 Whilst SPP's current Constitution presently precludes any individual party acquiring an interest in the Company in excess of 20%, this restriction has a sunset date of 8 March 2004. It is proposed this limitation be removed to facilitate completion of the Bond Issue. Acquisition by SCP Koala of a significant interest in SPP upon conversion of the Secured Convertible Bonds may reduce the likelihood of non-associated shareholders receiving a takeover offer from a third party that may otherwise have been made after 8 March 2004.

The anti-dilution provision under the terms of the Bond Issue may result in non-associated shareholders being further diluted

12.25 The terms of the Bond Issue include an anti-dilution provision in certain circumstances in the event of shares issued upon the conversion of any Existing Convertible Notes and/or the of raising funds to repay those note holders exceed a prescribed 150 million SPP Shares. In these circumstances, SPP is required to adjust the conversion ratio of the Secured Convertible Bonds in order to maintain SCP Koala's ownership interest at the same ownership percentage interest as if only 150 million shares had been issued.

12.26 The practical effect is that current non-associated shareholders may be diluted further than would otherwise have been the case in the absence of this provision. For example, if holders of Existing Convertible Notes converted to SPP Shares at a price of $0.12, then the anti-

dilution provision would result in a further 6% dilution of the interests of non-associated shareholders.

Other key considerations

If the Bond Issue does not proceed SPP is liable to pay a Termination Fee to SCP Koala

12.27 A Termination Fee of $900,000, in addition to out of pocket costs incurred by SCP Koala, will be payable by SPP should the Bond Issue not proceed and if SPP receives an alternative financing offer within twelve months of 16 April 2004.

The Secured Convertible Bonds are transferable

12.28 Subject to an undertaking not to dispose of the Secured Convertible Bonds before 23 May 2006 (other than to SCP Koala affiliates), the Secured Convertible Bonds are free to be sold or transferred, in whole or in part, by SCP Koala to other third parties.

12.29 In that event the holder of the Secured Convertible Bonds at the date of the Conversion Option may not be SCP Koala (or its affiliates). In these circumstances, non-associated shareholders will again be provided the protection of section 606 of the Act, in that any party other than SCP Koala (or its affiliates) proposing to increase its interest in SPP above the 20% threshold will be required to obtain approval of non-associated shareholders.

A number of conditions precedent remain outstanding

12.30 Completion of each Tranche of the Bond Issue is subject to a number of conditions precedent. At the date of this report we understand a number of the conditions are yet to be satisfied. In the event, these conditions are not satisfied or waived, the Bond Issue and therefore the Conversion Option may not take place, notwithstanding requisite shareholder approval being obtained.

The directors have recommended approval of the Conversion Option

12.31 We note that the directors have indicated in the Explanatory Memorandum that they unanimously support the Conversion Option. Directors currently hold 6,782,976 fully paid ordinary shares in the Company, representing 1.67% of the Company's ordinary shares.

SCP Koala may elect not to convert the Secured Convertible Bonds

12.32 We note that the terms of the Secured Convertible Bonds provide SCP Koala with the right but not the obligation to convert the Secured Convertible Bonds into fully paid ordinary shares in SPP. In the event SCP Koala elects not to exercise its rights in respect to conversion the face value of Bonds on issue will become repayable in full on the fifth anniversary of their issue.

12.33 We also note that SCP Koala will be entitled to partially convert the Secured Convertible Bonds on issue and seek repayment of the remaining balance.

Acquisition of a relevant interest by SPP

12.34 In our opinion, the acquisition by SPP of the relevant interest in SPP Shares is fair and reasonable to the non-associated shareholders of SPP as at the date of this report.

12.35 The restriction upon SCP Koala of disposing of any Secured Convertible Bonds or any SPP Share issued through exercising the Conversion Option prior to 23 May 2006 without the consent of SPP (other than to an SCP Koalas affiliate) provides non-associated shareholders' with some degree of certainty as to the future composition of the Company's share register for the period that the restriction is in place.

12.36 Accordingly, we consider that the acquisition of the relevant interest does not adversely impact upon the commercial interests of the non-associated shareholders.

The effect of the right of participation

12.37 The effect of the right of participation is to maintain the likelihood of the Conversion Option being exercised, all other things being equal, in the event of SPP issuing bonus shares. Non-conversion would adversely impact SPP's gearing.

12.38 We consider that the right of participation is commercially justifiable as the bondholder will have contributed cash in exchange for the issue of the Secured Convertible Bonds and the bonds potentially represent long term funding, not being repayable within the normal course of business with five years.

12.39 An alternative to the right of participation would be for SPP to agree not to make bonus issues so long as the Secured Convertible Bonds remain on issue. This may provide less flexibility in capital management to SPP than the right to participation.

Appendix 1: Sources of information

In preparing this report and arriving at our opinion, we have considered and relied on:

- Draft Explanatory Memorandum, dated 17 April 2003;
- Draft Bond Facility Agreement;
- SPP's management financial statements as at 28 February 2003;
- SPP's management financial models;
- SPP's annual report for the year ended 31 December 2002;
- SPP's internal corporate strategy update dated 10 March 2003;
- SPP's Investment Opportunity in Stuart Oil Shale Project document dated 3 February 2003;
- SPP's Stuart Oil Shale Project investor presentation dated 3 February 2003;
- SPP's announcements to the ASX from 1 January 2001 to 14 April 2003;
- Purvin & Gertz Inc, Stuart Oil Shale Project Analysis document dated 14 August 2003;
- Ross Smith Energy Group Ltd, Independent Assessment of Stuart Oil Shale Project, dated 28 February 2003;
- Bloomberg Online Equity Service; and
- discussions with certain SPP executives.

Appendix 2: Risk factors

There are a number of risks that may have a material effect on SPP's future financial performance and the value of SPP. These include:

Negative cash flows

SPP anticipates that it will continue to be cash flow negative during the development phases of each stage of the Stuart Project despite the commercial return expected from Stages 2 and 3, due to the significant levels of capital expenditures that will be required to carry out the development of those stages.

Given that Stage 1 has not yet operated successfully at design capacity, SPP cannot assure that it will generate sufficient revenue to attain positive cash flow in the future. Even if SPP attains positive cash flow, it may not be able to sustain or increase that cash flow on a period-to-period basis in the future.

In addition, due to the significant capital expenditure required for Stuart Stages 2 and 3, SPP may experience negative cash flows until such time as significant commercial operations are achieved.

Availability of future financing

Whilst experiencing negative cash flow, SPP must raise and draw on capital to fund its operations. There is no assurance that SPP will be able to raise the necessary amounts of capital that may be required for this purpose in the future.

In order to proceed to develop Stage 2 and subsequent commercial facilities, SPP will be required to raise substantial additional capital in the future. SPP is also seeking to sell an interest in the Stuart Project to raise funds and to share the development costs of future commercial facilities.

There is no assurance that SPP will be able to raise any such capital when it is required or that the terms associated with providing such capital will be satisfactory to SPP. If SPP were unable to raise such capital then this would have a material adverse effect on SPP's business, financial condition and value.

Finite working capital

As at 28 February 2003, SPP had $9.7 million in current cash assets. In the event that the Bond Issue does not proceed and no immediate or short term alternative for the injection of substantial capital emerges quickly it is quite possible that SPP and its controlled entities will not be able to continue as a going concern.

Volatility of crude oil prices

SPP's future financial performance is likely to be closely linked to oil prices. The price of oil can be influenced by global and regional supply and demand factors and political and economic conditions (including actual or potential civil or military conflict) prevailing in producing or consuming nations.

Exchange and interest rate fluctuations

The Stuart Stage 1 project is producing and selling ultra low sulphur naphtha and low sulphur light fuel oil. These products are being marketed on the basis of international prices, which are denominated in United States dollars. The rate of exchange between the Australian dollar and the US dollar will have a significant effect upon the financial performance of SPP as expressed in Australian dollars.

Similarly, fluctuations in interest rates may have an effect on SPP's financial position.

Terrorism and war

Military action in the Middle East has heightened the risk of terrorism and has potentially increased the risk profile of equities markets. Any outbreak of hostilities (particularly which may involve the United States of America), war, political or civil unrest, may have an effect on global economic conditions and a consequential adverse effect on SPP's financial performance and ability to raise capital.

Government regulations and taxation

SPP's operations in Australia are conducted under federal, state and local government legislation, regulations. The introduction of new legislation and regulations, or amendments to existing legislation and regulations in relation to the environment, occupational health and safety, tax, royalties, imports, excise, competition policy, native title, mine development, and crude oil production may require increased capital and/or operating expenditures. Any of these measures may also affect earnings.

Native title

All of SPP's oil shale tenements could be, in whole or in part subject to one or more claims for native title. Title to SPP's existing tenements, including the Stuart Stage 1 mining lease, will not be prejudiced should any of these claims be successful. Except for the Stuart Stage 1 mining lease, native title claims may affect SPP's right to mine deposits, or the cost of developing these deposits.

Environmental

Mining and processing development projects (including oil shale development projects) often involve environmentally sensitive activities that can give rise to substantial costs for environmental control measures and rehabilitation. Because of these potential impacts it is necessary for project developers such as SPP to make application for environmental approvals for any expansion. Obtaining major approvals, such as for Stage 2, may be costly and involve lengthy application processes.

In addition, future changes to environmental laws and regulations may change compliance requirements and may result in increased capital and/or operating costs to SPP.

Uncertainty in reserves and resources estimates

While SPP is confident it has calculated its reserves and resources figures in accordance with the "Australian Code for Reporting of Mineral Resources and Ore Reserves" (the "JORC Code") requirements, there are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond the control of SPP.

Reliability of any estimates of future performance of SPP operations at design capacities

It may be some time before SPP can establish sufficient operating history to enable it to demonstrate the likely performance of Stuart Stage 1, and to extrapolate estimates for Stuart Stages 2 and 3. If, due to the lack of historical data, SPP estimates in relation to capital requirements and operating costs turn out to be inaccurate, they could affect the economic viability of current and future stages of the Stuart Project and could have a material and adverse effect on SPP's financial results and value.

Performance of Stuart Stage 1

Stage 1 of the Stuart Project which was designed to test the ATP technology, remains to be successfully tested at design capacity of 250 tonnes per hour. To date, limited runs at a capacity of 200 to 210 tonnes per hour is the highest that has been achieved.

Failure to achieve the projected performance from Stuart Stage 1 could have a material adverse effect on SPP's business and financial condition.

Commercial scale

There is the risk that the further scale up of the ATP to the commercial size required to move to Stage 2 will not be able to be achieved. This will form the basis for large-scale commercial facilities. The construction of a full-scale commercial facility will require successfully undertaking further technological development, including the risks associated with scaling up the ATP from Stuart Stage 1 to larger units in commercial stages.

Production and marketing

There can be no assurance that reliable production of oil products at design capacity or at product specification will be achieved, that there will be satisfactory markets for sales of oil products, that such sales will be obtained at the levels or prices currently expected, or that production, distribution or sales will not be disrupted by special interest groups.

Reliance on the licence of the ATP technology

SPP relies on a licence of the ATP technology in relation to the conduct of the Stuart Project, which is the most significant portion of its business. While agreements are in place to protect rights in relation to this technology, SPP cannot assure that such agreements will provide all necessary rights to use that technology in the future.

Approvals for future developments

SPP cannot assure that it will obtain any or all of the necessary approvals for Stuart Stages 2 and subsequent commercial facilities, or other future projects. If SPP fails to obtain such approvals it would prevent the development of those stages and/or other projects, which would have a material adverse effect on business, results of operations and financial condition.

Operating hazards

The Stuart Oil Shale Project is subject to hazards and risks such as machinery failures, mechanical defects, operational defects, processing failures, mine collapse, fires, explosions, gaseous leaks, odours or noise emissions, oil spills and escape of contaminated water any of which can cause personal injury, damage to property, equipment and the environment.

SPP's insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. Losses resulting from the occurrence of these risks could have a material adverse impact on SPP.

Disruption to commercial operations

Industrial disruptions, work stoppages, civil unrest (including action by activist groups opposed to oil shale mining and processing), accidents and the requirement to shut down Stage 1 operations as part of the proposed Stage 1 program to address certain capacity limiting issues, to further enhance plant reliability and to acquire further data for the design of Stuart Stage 2 can result in production losses, delays in the delivery of product and interference with sales, any of which could adversely affect Stage 1 revenues.

Legal

Legal actions have been commenced against SPP and its former joint venture partner relating to alleged odour, noise and other emissions from the Stage 1 plant. While SPP believes it has adopted measures which have eliminated any alleged nuisance and damage, no assurance can be given that the legal actions if successful will not result in SPP being liable to pay material sums of damages, or that, if the emissions cannot be satisfactorily controlled, further production or development would be curtailed or prevented until such issues were overcome.

There are claims against SPP notified by its principal contractor, Bechtel Australia Pty Ltd (Bechtel) under the agreement involving the construction of the Stuart plant (the Agreement). The Bechtel claim was for alleged entitlements to payment under the Agreement totalling $10.5 million and damages totalling US$13 million. SPP had also asserted its right to substantial counter claims for further damages. While the partners have agreed in principle to a walk away on both sides, a legally binding agreement to this effect has yet to be completed.

SPP depends on key personnel to achieve success

Success substantially depends on the skills, experience and performance of directors, executive officers and key technical staff. SPP's ability to implement its business strategy may be constrained, and the timing of implementation may be adversely impacted, if it is unable to attract and retain sufficient personnel with the required skills and experience.

Dependence on supplies for goods and services

SPP utilises, and intends to continue to utilise, third party suppliers and component manufacturers in the design and construction of the ATP required for Stuart Stages 1, 2 and 3. If third party suppliers are unable to provide services or components for the oil shale plants required for Stuart Stages 2 or 3 in a timely manner and within the specifications, SPP could experience material delays, or construction plans could be cancelled, resulting in a material adverse effect on SPP's financial condition.

Highly competitive industry

SPP operates in the highly competitive area of oil production and marketing with many other companies worldwide. Many of SPP's competitors have substantially larger financial resources, operations, staff and facilities. The effects of this highly competitive environment could have a material adverse effect on results of operations and financial condition.

Appendix 3: Qualifications and declarations

Purpose of report

This report is provided to the directors of SPP solely for the purpose of expressing our opinion as to whether the Conversion Option is fair and reasonable to the non-associated shareholders of SPP. This report is not provided for any other reason whatsoever and may not be relied upon by any person for any other purpose. It should not be used as the basis for any investment or lending decision relating to SPP.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Explanatory Memorandum without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears.

Qualifications

KPMG Corporate Finance is a member firm of KPMG and is a licensed dealer within the terms of the Corporations Act. KPMG Corporate Finance provides a full range of corporate advisory services and has advised on numerous corporate valuations, restructures and mergers and acquisitions.

The following persons, whose qualifications and experience are stated below and which are appropriate to the tasks performed, were responsible for the preparation of this report.

Steve Scudamore, MA (Oxon) FCA ASIA is a director and authorised representative of KPMG Corporate Finance, a partner in KPMG and National Head of Valuations, Australia. Steve has been personally involved in and completed many independent expert reports and valuation assignments conducted by KPMG Corporate Finance.

Peter Hoare, BBus MBA CA ASIA is an associate director and authorised representative of KPMG Corporate Finance. He has specialised for over 10 years in corporate valuations and mergers and acquisitions and has been involved in the preparation of numerous independent expert reports, and valuation reports for the purpose of equity raising and restructuring.

Ian Buckingham, FRMIT (Geology), BAppSc (Applied Geology) MBA is Managing director of Anderson & Schwab Australia Limited. He is a member of the Petroleum Exploration Society of Australia and a member of the American Association of Petroleum Geologists. Ian's experience as a geologist includes base metals, gold, diamonds and petroleum exploration. As a resources analyst, he has advised major mining companies. With A&S he has provided valuation, economic and technical analysis, concept and strategic development and financial modelling for many projects.

Disclosure

At the date of this report, none of KPMG Corporate Finance, KPMG, Steve Scudamore, Peter Hoare, Ian Buckingham or any other member, director, partner or employee of any of KPMG Corporate Finance or KPMG has any interest in the outcome of the Bond Issue, except that KPMG Corporate Finance is entitled to receive a fee based on time incurred at professional rates. This fee is payable regardless of the outcome of either the Bond Issue or the Conversion Option. With the exception of this fee, KPMG Corporate Finance will not receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

Consents

KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it is included with the Explanatory Memorandum. Neither KPMG Corporate Finance nor KPMG has been involved in the preparation of the Explanatory Memorandum. Accordingly, we take no responsibility for the content of the Explanatory Memorandum.

Reliance on information

The sources of information upon which this report has been based are set out in Appendix 1 to this report. Whilst KPMG Corporate Finance, has no reason to believe that such information is anything but reliable and accurate, KPMG Corporate Finance has not in any way caused such information to be independently verified or audited. We have however evaluated the information provided by SPP, as well as other parties, through inquiry, analysis and review and nothing has come to our attention to indicate the information provided was materially misstated or did not afford reasonable grounds upon which to base our opinion. We have no reason to believe that any information relied on by us is incomplete or incorrect.

The information provided to KPMG Corporate Finance included historic and prospective information prepared by the management of SPP. Whilst KPMG Corporate Finance has in part relied upon this information in preparing this report, SPP remains responsible for all aspects of this information. Achievement of prospective results is not warranted or guaranteed by KPMG Corporate Finance. Prospective information is by its nature uncertain and is dependent upon a number of future events that cannot be guaranteed. Actual results may vary significantly from prospective information and any variations may affect our opinion.

The opinion of KPMG Corporate Finance is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon value either positively or negatively.



We have had discussions with certain executives and management of SPP regarding the information contained in this report. There was no alteration to the methodology, conclusions or recommendations as a result of these discussions.

As this report has been prepared specifically for SPP's non-associated shareholders, none of KPMG Corporate Finance, KPMG, or any director, member or employee thereof undertakes responsibility to any other person in respect of this report, including any errors or omissions howsoever caused.

Indemnification

A condition of KPMG Corporate Finance's agreement to prepare this report was that SPP indemnifies KPMG Corporate Finance against any and all losses, claims, damages and liabilities arising out of or related to reliance on information provided by the Company.



Southern Pacific Petroleum N.L.
ABN 38 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Chairman Mr Campbell Anderson

Dear Shareholder

As you will know from recent communications from the Company and, in particular, those before and after the recent Rights Issue, Southern Pacific Petroleum N.L. (SPP) has had an urgent need for an injection of new capital, not only to enable continued development of the Stuart project, but indeed to ensure that the Company can remain sound financially. Although the Company has continued to make significant operational and technical progress towards a commercial development at Stuart, the international financial markets have been in retreat for some time and obtaining the necessary new funding has proved to be very challenging.

It was, therefore, with great satisfaction that on 14 April the Board was able to announce that we have attracted funding from a major, active energy investor who, after conducting extensive due diligence, shares our vision for developing the Company's extensive oil shale resources. SCP Koala Partners, a partnership managed by an entity managed by an affiliate of Sandefer Capital Partners LP, has committed to provide funds for an initial investment of A$34 million to primarily fund Stage 1 upgrades, and two further conditional amounts, each of A$8.5 million, to ensure SPP has sufficient funds primarily to complete the upgrades of Stage 1 and to progress the next phase of development of Stage 2.

This financing involves the issue of Secured Convertible Bonds and details are set out in the accompanying Explanatory Memorandum.

If the full amount of A$51 million is invested and conversion rights are fully exercised, SCP Koala Partners will become the Company's largest shareholder. It will, as a result of this transaction and taking into account the shares that their associates already hold, own 53% (based on SPP current issued capital). However, one of the conditions of this transaction is that the Company cannot take on additional debt in order to redeem or convert the existing issue of $30 million in Convertible Notes. Therefore, and while there has yet been no discussions or proposals on this matter, the Directors believe it is likely that up to 150 million additional SPP shares will be issued in order to effect such redemption or conversion sometime prior to their maturity on 1 December 2004. If these number of additional shares are so issued and assuming all remaining CPM shares are exchanged for SPP shares, SCP Koala Partners' ownership percentage arising from this transaction will be reduced to approximately 42% (excluding existing associates holdings).

It is the Board's opinion that, considering the current state of the international finance markets, and the Company's urgent need for substantial additional capital, this financing is clearly in the best interests of the Company and its shareholders.

Your Directors' views are supported by an opinion from an independent expert, KPMG Corporate Finance (Aust) Pty Ltd, whose report is attached and who have concluded that the terms of the financing proposal are fair and reasonable.

The financing has the added advantage of developing a relationship with a sophisticated oil industry investor who has a close association with the US oil industry and access to significant amounts of capital which should give the Company added flexibility when it comes to considering financing alternatives for the future Stuart Stage 2 development.

We urge you to read carefully the contents of both the Explanatory Memorandum and the independent's report. We seek your support in this next critical phase of SPP's life.

Yours faithfully



Campbell Anderson
Chairman



PROXY & REGISTRATION FORM

[shareholder name & address1]
[shareholder name & address2]
[shareholder name & address3]
[shareholder name & address4]
[shareholder name & address5]
[shareholder name & address6]

Securityholder Reference Number (SRN)
Holder Identification Number (HIN)
[xxxxxxxxxxx]

IF YOU WISH TO APPOINT A PROXY, PLEASE COMPLETE AND RETURN THIS FORM IN ACCORDANCE WITH THE INSTRUCTIONS BELOW OTHERWISE, PLEASE BRING THIS FORM TO THE MEETING FOR REGISTRATION INTO THE MEETING

being a member/members of **Southern Pacific Petroleum NL,** hereby appoint

____

(Print name of proxy in block letters)

or failing that person, or if no person is named, the chairman of the meeting, as my/our proxy to vote on my/our behalf at the Extraordinary General Meeting of the Company to be held at **10.00am on 23 May 2003** and at any adjournment thereof.

I/we understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as they think fit.

Note:

If you do not wish to direct the Chairman as your proxy how to vote, please place a tick or a cross in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as a proxy holder will be disregarded because of that interest.

The Chairman intends to vote in favour of resolutions 1 to 4 in respect of any undirected proxies received.

If you do wish to direct your proxy to vote on a poll please place a tick or a cross in the appropriate boxes below.

Business	**FOR**	**AGAINST**	**ABSTAIN**
Item 1 – Approval of issue of options and shares to SCP Koala			
Item 2 – Amend Constitution to remove 20% restriction and insert a requirement that a special resolution be obtained before the Company undertakes to raise capital in excess of $102 million prior to 1 August 2005.			
Item 3 – Approval of acquisition of relevant interest by the Company and Bond Issuer			
Item 4 – Approve the exercise of options issued to Mr Browning by Mr Browning's estate			

Sign Here - This section must be signed for your instruction to be executed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

General Signing Instructions

In the case of joint holders each holder must sign.
Where the holder is an incorporated body its must sign in accordance with its Constitution. If this form has been signed by an Attorney and the relative Power of Attorney has not been produced to the company, a certified copy or the original Power of Attorney must be forwarded with this form for noting.

A proxy need not be a shareholder of the Company.

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001. The Company will require written proof of the representative's appointment to be lodged with or presented to the Company before the Meeting.

If you wish to make effective appointment of a proxy, you must complete and lodge the form at:
Southern Pacific Petroleum NL
c/- Computershare Investor Services
Level 27, Central Plaza One
345 Queen Street
Brisbane Qld 4000

Or by facsimile to:
07 3229 9860

Proxies must be received by our share registrar, Computershare Investor Services Pty Limited, no later than 10am (Brisbane time) on 21 May 2003.

If you would like to appoint a second proxy, an additional proxy form can be obtained by contacting Computershare on 1300 552 270.



Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

30 April 2003

Company Announcement

ROSS SMITH ENERGY GROUP COMPLETES POSITIVE ASSESSMENT OF STUART PROJECT

Southern Pacific Petroleum NL (SPP) today released a summary of a comprehensive, independent assessment of the Stuart Oil Shale Project completed by the Ross Smith Energy Group of Calgary, Canada, one of the largest independent energy (exploration and production company) research firms in North America. The study was very comprehensive and encompassed the resource base, ATP technology evaluation, comparisons with United States oil shale experience, an environmental and regulatory review, and an in-depth analysis of project economics with comparisons to Canadian oil sands projects.

SPP Managing Director Jim McFarland said, "The Ross Smith Energy Group's conclusions are encouraging. An endorsement from such a respected, independent research firm confirms our belief that we are on track in developing a sustainable, economic oil shale industry in Australia that will contribute greatly in terms of shareholder return, energy security, economic activity, and jobs."

The full 75-page Ross Smith Energy Group report is being provided on a confidential basis to potential joint venture partners and other strategic financial investors to support their reviews of SPP and the Stuart Project. A summary of the report's conclusions follows:

Resource Base

- The Stuart deposit could supply up to 200,000 barrels of oil per day and, along with SPP's other Australian deposits, could provide at least one million barrels of shale oil per day for many decades.

- SPP's Australian oil shale deposits, and Stuart in particular, represent the most logical place for large-scale shale oil production to begin because of political stability, high quality shale, low mining costs, proximity to infrastructure, a deepwater port and growing Asian markets, scalability of operation, climate, and quality of oil products derived from oil shale.

ATP Technology

- Because the ATP technology has no commercial operating history, technical problems undoubtedly remain to be discovered. However, the ATP remains the best available technology to commercialise oil production from oil shale and probably has a five-year lead over potential competing technologies.

- While the Stuart Project has gone through a prolonged period of start-up, suffered from a significant number of unscheduled plant shutdowns and generally been exposed to 'teething' problems typical of first-of-a-kind synthetic fuel plants, the Project has achieved several milestones in the demonstration stage. Many of the operating constraints will likely be overcome with continuing Stage 1 efforts.

- SPP has definitive plans to resolve capacity and reliability issues but they have yet to demonstrate that the ATP can run at high availability factors. However, the ATP itself has been responsible for only 9 of the 47 shutdowns experienced since commencement of operations in April 1999 through to the end of 2002.

Environmental and Regulatory

- SPP has proactively addressed environmental issues by reducing odour and other emissions and developing an innovative greenhouse gas (GHG) strategy aimed at ensuring lower net GHG emissions than from conventional oil (on a full fuel cycle basis).

- The Stage 2 EIS process is near completion and no big delays are expected for government approval. SPP's relationships with the appropriate government agencies remain positive.

Economics

- Provided that the commercial potential of the ATP technology is proven in Stage 2, the un-risked economics for the full Stuart Commercial Project (Stages 2 and 3) are reasonable and exceed those of a comparable Canadian oil sands mining project. Stuart also has a much higher ratio of cash flow to revenue.

- The expected high growth in demand for transportation fuels in south-east Asia, and particularly in China, and the low-sulphur 'bottomless' nature of the synthetic crude oil that will be produced from Stuart Stage 3 make it an attractive feedstock to Asia's refiners.



James D McFarland
Managing Director

For further information, please contact:
Bruce Corbet
Commercial Manager
Southern Pacific Petroleum (SPP)
Phone: +61-7-3237-6624



Southern Pacific Petroleum N.L.
(ABN 36 008 460 366)

MARCH 2003 QUARTERLY REPORT
30 APRIL 2003

This quarterly report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 31 March 2003. This report also contains information on a number of key events subsequent to 31 March.

1. PASSING OF MR JOHN VAL BROWNING

As regretfully announced on 21 March 2003, Mr John Val Browning, an Executive Director of SPP, passed away after a short illness on 18 March 2003. At the time of his death, Mr Browning was also President of both SPP (USA) and SPP (Europe) SA.

Mr Browning was a true pioneer of the oil shale industry having been involved with SPP since its inception in 1968. Mr Browning had an enormous influence on the direction of the Company and his involvement, sage counsel and unfailing support will be sorely missed. Mr Browning's son, John A Browning, will continue the involvement of the Browning family with SPP through his ongoing role as a Director of SPP (Europe) SA and as a significant shareholder.

2. NEW FINANCING ENSURES FURTHER DEVELOPMENT OF THE STUART PROJECT

As announced on 14 April 2003, SPP has secured a financing package with the potential to provide up to A$51 million in new funds. Funding will be provided in up to three tranches by SCP Koala Partners, a partnership managed by an entity managed by an affiliate of Sandefer Capital Partners LP, through the issue of 5 year, zero coupon Secured Convertible Bonds convertible into SPP ordinary shares at A$0.12 per share.

The funding includes an initial investment of A$34 million to primarily fund Stuart Stage 1 upgrades, and two further conditional amounts, each of A$8.5 million, to ensure sufficient funds primarily to complete the upgrades of Stage 1 and to progress the next phase of development of the proposed Stage 2 commercial project.

The transaction will require the approval of shareholders and Australia's Foreign Investment Review Board, as well as the fulfilment of other legal formalities. The Board of Directors is unanimous in recommending this funding proposal, which will be put to shareholders for approval at an Extraordinary General Meeting to be held in Brisbane on 23 May 2003.

The Directors' views are supported by an opinion from an independent expert, KPMG Corporate Finance (Aust) Pty Ltd, whose report is included in the Explanatory Memorandum & Notice of Extraordinary General Meeting mailed to shareholders on 24 April 2003.

3. FINANCING PACKAGE PROVIDES NEEDED BOOST TO CASH RESERVES

At the end of March 2003, the SPP Group had A$3.9 million of available funds under management. On a proforma basis, available funds at 31 March were effectively increased to A$9.4 million with the inclusion of a deferred component of the November 2002 private placement, accounts receivable (oil product sales) and the projected proceeds from the sale of month-end oil product inventories.

Depending on the timing and volume of oil shipments planned in the first half of May, the Company's available cash reserves would continue to decline.

The proposed financing package from SCP Koala Partners will therefore provide the needed boost to cash reserves that will enable SPP to continue as a going concern and to progress further development of the Stuart Project.

The Company's proforma available funds at the end of May 2003 (including the projected initial investment of A$34 million from SCP Koala) is projected to be approximately A$36 million.

4. STUART PROJECT ACHIEVES NEW PRODUCTION MILESTONES

The Stuart Stage 1 demonstration plant produced 111,000 barrels of oil in the first quarter of 2003 and achieved a number of new production milestones.

Record oil production of 140,000 barrels (restated from 133,000 barrels in the Stuart Project Update No. 33) and a record run length of 56 stream days were achieved in the production run that began on 13 December 2002 and ended on 25 February 2003. Stream-day oil production rates during this run averaged 2,500 barrels per day, also a new record.

January 2003 oil production of 79,000 barrels established a new monthly production record, exceeding the best previous month by 29%.

As of the end of March 2003, cumulative oil production since operations began stood at 703,000 barrels, valued at more than A$37 million.

5. FIRST QUARTER OIL SALES GENERATE A$10.6 MILLION IN REVENUE

Oil product sales of 150,900 barrels in the first quarter have generated A$10.6 million in net revenues (after shipping and including excise tax rebates). These sales included 62,860 barrels of light fuel oil (LFO) to the Singapore fuel oil market and 88,040 barrels of ultra-low sulphur naphtha (ULSN) to Mobil Oil Australia (Mobil).

On 9 April 2003, Mobil announced the planned closure in mid-2003 of their Pt Stanvac refinery in Adelaide. With the exception of one cargo in March 2003, all of SPP's ULSN production in 2002 and 2003 had been delivered to this refinery. However, Mobil has advised that ULSN sales will be unaffected under the exclusive multi-year sales contract that SPP signed in July 2002. In the future, all ULSN volumes will be shipped to Mobil's Altona refinery in Melbourne, with some savings in shipping costs expected.

6. OIL PRODUCTION RESUMES FOLLOWING PLANNED SHUTDOWN

Oil production operations resumed on 8 April 2003 following a planned shutdown that began on 25 February. Shale processing rates as high as 210 tonnes per hour (84% capacity) have been successfully tested during the current run, which is being targeted to extend to the end of June.

As of 29 April, oil production in the second quarter stood at approximately 38,000 barrels, with stream-day oil production rates averaging 2,675 barrels per day. This performance reflects approximately seven days of hot-hold conditions to clear a blockage in an ATP ash moistener and other minor start-up problems following the shutdown.

7. RELIABILITY IMPROVEMENTS COMPLETED IN FIRST QUARTER SHUTDOWN

During the Stage 1 shutdown in the first quarter, which was extended from the planned three weeks to six weeks, a number of significant plant reliability improvements were successfully completed. These included:

- Replacement of a number of corroded, small diameter, carbon steel lines in the oil recovery plant with stainless steel lines and valves. Leaks in these lines in the first quarter caused increased downtime and were an unacceptable hazard. A new corrosion inhibitor circulation system was also installed in the fractionator vessel.

- Improvements to the two ash moisteners, which remove the processed shale from the ATP, to increase wear resistance and durability and to reduce downtime.

- Improvements to the flue gas scrubbing circuit to facilitate on-line cleaning.

- Improvements to the ATP including adjustments to the recycle gate valve in the retort section to facilitate higher shale processing rates and replacement of a number of worn shale lifters and pushers in the combustion zone and retort annulus.

- Unplanned maintenance included repairs to the hydrocarbon vapour cyclones and ductwork and to the induced draft fans in the shale dryer and ATP. These were straightforward but time-consuming repairs that are not expected to recur.

These improvements and plant design changes, which have been identified from operational experience to date and implemented at modest cost, have already facilitated the higher production rates achieved in the current run.

8. DISCUSSIONS WITH POTENTIAL INDUSTRY JOINT VENTURE PARTNERS EXPECTED TO BENEFIT FROM NEW FINANCING PACKAGE

Efforts are being redoubled to attract industry joint venture partners, particularly in Asia where the most interest has been shown. The new financing package of up to A$51 million provides SPP with the ability to complete the upgrades in the Stage 1 plant and to advance development work on Stage 2, both of which will create additional visibility and credibility for SPP's business plans.

The involvement of SCP Koala Partners and Sandefer Capital Partners, who are United States - based strategic financial investors in the energy business, should also open up new avenues to pursue petroleum companies and other financial investors in the United States. The extent of the technical due diligence carried out by these investors, including the involvement of oil shale experts well-known in the United States, should also carry weight in these discussions.

9. STUART STAGE 2 DRAFT EIS REVIEW NEARING COMPLETION

Queensland and Commonwealth Government review of the Draft Environmental Impact Statement (EIS) for Stage 2 is nearing completion. Following the submission of a 400+ page "Addendum Report" by SPP in November 2002, the Company has been responding to requests for additional data and other points of clarification.

SPP remains confident that it has satisfactorily addressed all of the issues in its submissions and that the EIS for Stage 2 will be approved.

10. ROSS SMITH ENERGY GROUP COMPLETES POSITIVE ASSESSMENT OF STUART PROJECT

The Ross Smith Energy Group of Calgary, Canada, one of the largest energy (exploration and production company) research firms in North America, has completed an independent assessment of the Stuart Project with encouraging results. The study was very comprehensive and encompassed the resource base, ATP technology evaluation, comparisons with United States oil shale experience, an environmental and regulatory review, and an in-depth analysis of project economics with comparisons to Canadian oil sands projects.

The Ross Smith Energy Group concluded, "The ATP Technology is the most viable for processing Stuart oil shale. While SPP has yet to fully demonstrate the 75:1 scale-up from the pilot plant, many of the operating constraints will likely be overcome with continuing Stage 1 efforts." The report also states, "Provided that the commercial potential of the ATP technology is proven in Stage 2, the un-risked economics for the full Stuart Commercial Project (Stages 2 and 3) are reasonable and exceed those of a comparable Canadian oil sands mining project."

The full 75-page Ross Smith Energy Group Report is being provided on a confidential basis to potential joint venture partners and other strategic financial investors to support their Stuart Project and due diligence reviews. The conclusions of this report are summarised in Appendix A.

11. CENTENARY MEDAL AWARDS REINFORCE IMPORTANCE OF STUART PROJECT TO AUSTRALIA

On 23 April 2003, the Prime Minister of Australia announced that Centenary Medals had been awarded to Jim McFarland, Managing Director of SPP and Jennifer McFarlane, past Deputy Chairman of SPP and daughter of SPP/CPM founder, Sir Ian McFarlane. The medals have been awarded to Australians who have shaped the nation since Federation. The citations refer to contributions made to business and commerce in Australia.

These awards reflect well on SPP and the hard work and unprecedented accomplishments of the entire SPP organisation in creating a new, strategically important industry for Australia.



James D McFarland
Managing Director
30 April 2003

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia
Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

APPENDIX A

KEY CONCLUSIONS FROM THE ROSS SMITH ENERGY GROUP REPORT

Resource Base

- The Stuart deposit could supply up to 200,000 barrels of oil per day and, along with SPP's other Australian deposits, could provide at least one million barrels of shale oil per day for many decades.

- SPP's Australian oil shale deposits, and Stuart in particular, represent the most logical place for large-scale shale oil production to begin because of political stability, high quality shale, low mining costs, proximity to infrastructure, a deepwater port and growing Asian markets, scalability of operation, climate, and quality of oil products derived from oil shale.

ATP Technology

- Because the ATP technology has no commercial operating history, technical problems undoubtedly remain to be discovered. However, the ATP remains the best available technology to commercialise oil production from oil shale and probably has a five-year lead over potential competing technologies.

- While the Stuart Project has gone through a prolonged period of start-up, suffered from a significant number of unscheduled plant shutdowns and generally been exposed to 'teething' problems typical of first-of-a-kind synthetic fuel plants, the Project has achieved several milestones in the demonstration stage. Many of the operating constraints will likely be overcome with continuing Stage 1 efforts.

- SPP has definitive plans to resolve capacity and reliability issues but they have yet to demonstrate that the ATP can run at high availability factors. However, the ATP itself has been responsible for only 9 of the 47 shutdowns experienced since commencement of operations in April 1999 through to the end of 2002.

Environmental and Regulatory

- SPP has proactively addressed environmental issues by reducing odour and other emissions and developing an innovative greenhouse gas (GHG) strategy aimed at ensuring lower net GHG emissions than from conventional oil (on a full fuel cycle basis).

- The Stage 2 EIS process is near completion and no big delays are expected for government approval. SPP's relationships with the appropriate government agencies remain positive.

Economics

- Provided that the commercial potential of the ATP technology is proven in Stage 2, the un-risked economics for the full Stuart Commercial Project (Stages 2 and 3) are reasonable and exceed those of a comparable Canadian oil sands mining project. Stuart also has a much higher ratio of cash flow to revenue.

- The expected high growth in demand for transportation fuels in south-east Asia, and particularly in China, and the low-sulphur 'bottomless' nature of the synthetic crude oil that will be produced from Stuart Stage 3 make it an attractive feedstock to Asia's refiners.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN	Quarter ended ("current quarter")
36 008 460 366	31 March 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	7,394	7,394
1.2	Payments for (a) exploration and evaluation	(14,769)	(14,769)
	(b) development		
	(c) production		
	(d) administration	(2,740)	(2,740)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	5	5
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other - Sundry Receipts	3	3
	- GST Credits received from Aust Tax Office	1,528	1,528
	Net Operating Cash Flows	(8,579)	(8,579)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		
	(b)equity investments		
	(c) other fixed assets		
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments	2	2
	(c)other fixed assets	2,260	2,260
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other - Interest Received	92	92
	Net investing cash flows	2,354	2,354
1.13	Total operating and investing cash flows (carried forward)	(6,225)	(6,225)

1.13	Total operating and investing cash flows (brought forward)	(6,225)	(6,225)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	370	370
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other - Interest Paid on borrowings (incl Notes)	(278)	(278)
	Net financing cash flows	92	92
	Net increase (decrease) in cash held	(6,133)	(6,133)
1.20	Cash at beginning of quarter/year to date	10,084	10,084
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	3,951	3,951

Payments to directors of the entity and associates of the directors. Payments to related entities of the entity and associates of the related entities.

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	239
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	US$7.5 million Facility (Converted at A$/US$ rate on 31/03/03 of US$0.6045) arranged with Guarantee Facility approved at EGM on 21/12/01.	12,407	12,407
	US$7.5 million Facility (Converted at A$/US$ rate on 31/03/03 of US$0.6045) arranged with Guarantee Facility announced on 31 May 2002.	12,407	12,407
	US$2.5 million Facility (Converted at A$/US$ rate on 31/03/03 of US$0.6045) arranged with Guarantee Facility announced on 31 May 2002.	4,136	4,136
	TOTAL	**28,950**	**28,950**
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (before Sales Revenue)	11,879
4.2	Development	
	Total	**11,879**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	815	3,322
5.2 (a)	Deposits at call	3,136	6,762
5.2 (b)	Short Term Securities	0	0
5.3	Bank overdraft	0	0
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	3,951	10,084

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a
7.3	**+Ordinary securities** Fully Paid Ordinary	406,285,573	406,285,573	Fully Paid	Fully Paid
	Partly Paid Ordinary	2,562,747	2,562,747	50	10
	Partly Paid Ordinary	246,304	Nil	50	40.616
	Equity Participation	28,824,385	Nil	Various	1
	Equity Participation	22,906,002	Nil	Various	0.375
7.4	Changes during quarter (a) Increases through issues Fully Paid Ordinary	1,005,766	1,005,766	Fully Paid	Fully Paid
	(b) Decreases through returns of capital, buy-backs, cancellations	Nil	Nil		
7.5	***Unsecured Convertible Notes***	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through securities matured, converted	Nil	Nil	N/a	N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*			*Exercise price*	*Expiry date*
		12,500,000	Nil	$1.25	20/04/2006
		12,331,656	Nil	$1.2669	20/04/2006
		27,575,998	27,575,998	$0.55	19/11/2004
7.8	Issued during quarter	974,983	974,983	$0.55	19/11/2004
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7A	**Options** *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	14 Options (26,907,932)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 mths)	N/a
7.8A	Issued during quarter	Nil	Nil	N/a	N/a
7.9A	Exercised during quarter	Nil	Nil	N/a	N/a
7.10A	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 31 March 2003, 10,734,014 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.
- At 31 March 2003, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: .... Date: ..30 April 2003.........
(Director)

Print name: ......V. H. Kuss...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==